UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934
For the month of March, 2025.
Commission File Number 33-65728
CHEMICAL AND MINING COMPANY OF CHILE INC.
(Translation of registrant’s name into English)
El Trovador 4285, Santiago, Chile (562) 2425-2000
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F: ☒ Form 40-F

Santiago, Chile. June 12, 2025.- Sociedad Química y Minera de Chile S.A. (SQM) (NYSE: SQM; Santiago Stock Exchange: SQM-B, SQM-A) reports the translation of its financial statements for the three months ended March 31, 2025, the Spanish version of which was filed with the Chilean Commission for the Financial Market (Comisión para el Mercado Financiero or “CMF”) on May 27, 2025.

CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As of and for the period ended
March 31, 2025

Sociedad Química y Minera de Chile S.A. and subsidiaries
In thousands of United States dollars

This document includes:

- Consolidated Interim Statements of Financial Position
-    Consolidated Interim Statements of Income
-    Consolidated Interim Statements of Comprehensive Income
-    Consolidated Interim Statements of Cash Flows

-    Consolidated Interim Statements of Changes in Equity
-    Notes to the Consolidated Interim Financial Statements

Table of Contents –Consolidated Financial Statements

2.15 Inventory measurement	39
2.16 Non-controlling interests	39
2.17 Related party transactions	39
2.18 Property, plant and equipment	40
2.19 Depreciation of property, plant and equipment	40
2.20 Goodwill	41
2.21 Intangible assets other than goodwill	41
2.22 Research and development expenses	43
2.23 Exploration and evaluation expenses	43
2.24 Impairment of non-financial assets	43
2.25 Dividends	44
2.26 Earnings per share	45
The Company does not have any securities that could potentially dilute earnings per share As of March 31, 2025, and 2024.	45
2.27 Other provisions	46
2.28 Obligations related to employee termination benefits and pension commitments	46
2.29 Compensation plans	46
2.30 Revenue recognition	47
2.31 Finance income and finance costs	47
2.32 Current income tax and deferred	47
2.33 Operating segment reporting	48
2.34 Primary accounting criteria, estimates and assumptions	49
3.35 Government grants	50
3.36 Environment	50
Note 4 Financial risk management	51
3.1 Financial risk management policy	51
3.2 Risk Factors	51
3.3 Financial risk management	57
Note 5 Separate information on the main office, parent entity and joint action agreements	57
4.1 Parent’s stand-alone assets and liabilities	58
4.2 Parent entity	58
Note 6 Board of Directors, Senior Management and Key management personnel	59
5.1 Remuneration of the Board of Directors and Senior Management	59
5.2 Key management personnel compensation	61
Nota 7 Background on companies included in consolidation and non-controlling interests	63
7.1 Assets, liabilities and profit of consolidated subsidiaries as of March 31, 2025.	63
Assets and, liabilities of consolidated subsidiaries as of December 31, 2024 and profit of consolidated subsidiaries for the period ended March 31, 2024	66
7.2 Non-controlling interests	68
Note 8 Equity-accounted investees	70

Consolidated Interim Financial Statements
March 31, 2025

Consolidated Interim Classified Statements of Financial Position

Assets	Note N°	As of March 31, 2025 (Unaudited)	As of December 31, 2024 (Audited)
		ThUS$	ThUS$
Current Assets
Cash and cash equivalents	10.1	1,656,089	1,377,851
Other current financial assets	13.1	704,127	1,079,595
Other current non-financial assets	17	134,925	200,705
Trade and other receivables, current	13.2	654,077	606,137
Trade receivables due from related parties, current	12.5	29,842	28,706
Current inventories	11	1,788,763	1,702,185
Current tax assets	26.1	628,085	583,143
Total current assets other than those classified as held for sale or disposal		5,595,908	5,578,322
Non-current assets or groups of assets classified as held for sale		118	118
Total non-current assets held for sale		118	118
Total current assets		5,596,026	5,578,440

Non-current assets
Other non-current financial assets	13.1	46,151	60,706
Other non-current non-financial assets	17	356,589	364,166
Non-current trade receivables	13.2	3,219	2,727
Non-current inventories	11	95,185	155,821
Investments accounted for under the equity method	8.1-9.1	603,422	585,794
Intangible assets other than goodwill	15.1	165,355	167,968
Goodwill	15.1	958	948
Property, plant and equipment net	16.1	4,333,760	4,277,824
Right-of-use assets	14.1	81,263	84,070
Non-current tax assets	26.1	59,580	59,541
Deferred tax assets	26.3	145,444	157,564
Total non-current assets		5,890,926	5,917,129
Total assets		11,486,952	11,495,569

Consolidated Interim Financial Statements
March 31, 2025

The accompanying notes form an integral part of these consolidated interim financial statements.

Consolidated Interim Financial Statements
March 31, 2025

Consolidated Interim Classified Statements of Financial Position

Liabilities and Equity	Note N°	As of March 31, 2025 (Unaudited)	As of December 31, 2024 (Audited)
		ThUS$	ThUS$
Current liabilities
Other current financial liabilities	13.4	901,189	1,163,468
Lease liabilities, current	14.2	23,998	23,011
Trade and other payables, current	13.5	405,473	471,449
Current trade payables due to related parties	12.6	9,190	10,265
Other current provisions	19.1	293,481	311,197
Current tax liabilities	26.2	130,078	79,841
Provisions for employee benefits, current	18.1	14,667	31,546
Other current non-financial liabilities	19.4	164,967	128,039
Total current liabilities		1,943,043	2,218,816
Non-current liabilities
Other non-current financial liabilities	13.4	3,765,425	3,600,582
Non-current lease liabilities	14.2	57,249	60,801
Other non-current provisions	19.1	58,387	53,317
Deferred tax liabilities	26.3	298,536	298,379
Non-current provisions for employee benefits	18.1	71,874	65,607
Total non-current liabilities		4,251,471	4,078,686
Total liabilities		6,194,514	6,297,502

Equity
Equity attributable to owners of the Parent	20
Share capital		1,577,623	1,577,623
Retained earnings		3,716,881	3,620,612
Other reserves		(40,988)	(37,416)
Equity attributable to owners of the Parent		5,253,516	5,160,819
Non-controlling interests		38,922	37,248
Total equity		5,292,438	5,198,067
Total liabilities and equity		11,486,952	11,495,569

Consolidated Interim Financial Statements
March 31, 2025

The accompanying notes form an integral part of these consolidated interim financial statements.
Consolidated Interim Statements of Income

Consolidated Interim Statements of Income	Note N°	For the period from January to March of the year
		2025	2024
		ThUS$	ThUS$
Revenue	22.1	1,036,630	1,084,517
Cost of sales	22.2	(731,946)	(715,988)
Gross profit		304,684	368,529
Other income	22.3	1,334	1,291
Administrative expenses	22.4	(43,368)	(38,321)
Other expenses	22.5	(16,579)	(16,201)
Impairment of financial assets and reversal of impairment losses	22.7	(28)	576
Other losses	22.6	(1,108)	(2,036)
Income from operating activities		244,935	313,838
Finance income	22.10	19,660	26,320
Finance costs	16-22.9	(53,939)	(46,839)
Share of profit of associates and joint ventures accounted for using the equity method	8.1-9.3	2,832	4,555
Foreign currency translation differences	24	(1,770)	2,302
Income before taxes		211,718	300,176
Income tax expense	26.3	(73,384)	(1,168,843)
Net (losses) Income		138,334	(868,667)
Net income (losses) attributable to:
Net income (losses) attributable to owners of the parent		137,528	(869,508)
Net Income attributable to non-controlling interests		806	841
Net income (losses)		138,334	(868,667)

Earnings per share	Note N°	For the period from January to March of the year
		2025	2024
		ThUS$	ThUS$
Common shares
Basic Earnings (losses) per share (US$ per share)		0.4815	(3.0440)
Diluted common shares
Diluted Earnings (losses) per share (US$ per share)		0.4815	(3.0440)

Consolidated Interim Financial Statements
March 31, 2025

The accompanying notes form an integral part of these consolidated interim financial statements.

Consolidated Interim Financial Statements
March 31, 2025

Consolidated Interim Statements of Comprehensive Income

Consolidated Interim Statements of Comprehensive Income	For the period from January to March of the year
	2025	2024
	ThUS$	ThUS$
Net income (losses)	138,334	(868,667)
Items of other comprehensive income that will not be reclassified to income for the year, before taxes
Gains from measurements of defined benefit plans	410	4,944
Gains(losses) from financial assets measured at fair value through other comprehensive income	1,295	(12,074)
Total other comprehensive income (loss) that will not be reclassified to income for the year, before taxes	1,705	(7,130)
Items of other comprehensive income that will be reclassified to income for the year, before taxes
Gains (Losses) from foreign currency exchange	212	(636)
Cash flow hedges- effective portion of changes in fair value	2,986	3,448
Cash flow hedges-reclassified to income for the period	(9,948)	(4,208)
Total other comprehensive (losses) that will be reclassified to income for the year	(6,750)	(1,396)
Other items of other comprehensive (losses), before taxes	(5,045)	(8,526)
Income taxes related to items of other comprehensive income that will not be reclassified to profit for the year
Income tax (expense) benefit related to defined benefit plans measured through other comprehensive income	(141)	(1,347)
Income tax expense related to gains on financial assets irrevocably measured at fair value through other comprehensive income	(350)	93
Total income tax relating to components of other comprehensive income that will be not reclassified to profit for the year	(491)	(1,254)
Income taxes relating to components of other comprehensive income that will be reclassified to profit for the year
Income tax expense related to gains on cash flow hedges	1,880	205
Total income tax benefit relating to components of other comprehensive income that will be reclassified to profit for the year	1,880	205

Total other comprehensive (loss)	(3,656)	(9,575)
Total comprehensive income (loss)	134,678	(878,242)
Comprehensive income (loss) attributable to
Comprehensive income (loss) attributable to owners of the parent	133,943	(879,262)
Comprehensive income attributable to non-controlling interest	735	1,020
	134,678	(878,242)
See note 20.

Consolidated Interim Financial Statements
March 31, 2025

The accompanying notes form an integral part of these consolidated interim financial statements.

Consolidated Interim Statements of Cash Flows

Consolidated Interim Statements of Cash Flows	Note N°	For the period from January to March of the year
		2025	2024
		ThUS$	ThUS$
Cash flows generated from (used in) operating activities
Classes of cash receipts generated from operating activities
Cash receipts from sales of goods and rendering of services		1,101,004	1,163,307
Cash receipts from premiums and benefits, annuities and other benefits from policies entered		-	-
Cash receipts derived from sub-leases		-	-
Classes of Payments
Cash payments to suppliers for the provision of goods and services		(892,547)	(952,619)
Cash payments relating to variable leases	22.8	(856)	(1,535)
Other payments related to operating activities		(18,456)	(5,248)
Net cash generated from operating activities		189,145	203,905
Dividends received	8.1-9.1	1,073	12,500
Interest paid		(70,387)	(34,596)
Interest paid on lease liabilities	22.9	(767)	(578)
Interest received		31,207	26,579
Income taxes paid		(55,352)	(107,639)
Other cash inflows (1)	3.4	120,976	50,395
Net Cash generated from operating activities		215,895	150,566
			182,234
Cash flows generated from (used in) investing activities
Purchase of ownership interest in associates and joint ventures	9.4	30	(5,665)
Cash flows from purchase of interests in associates		-	-
Acquisition of equity instruments		(95)	(198)
Acquisition of subsidiaries	2.5	-	(9,024)
Proceeds from the sale of property, plant and equipment		-	-
Payment of loans from related entities		(1,075)	-
Acquisition of property, plant and equipment		(177,775)	(173,600)
Proceeds from sales of intangible assets		45	34
Proceeds related to futures, forward options and swap contracts		345	470
Loans to related parties		(7,752)	(1,213)
Purchase of other long-term assets	17	(1,284)	(1,695)
Other cash inflows (2) (3)		368,675	341,652
Cash flow used in from investing activities		181,114	150,761
(1) Other inflows (outflows) of cash from operating activities include net increases (decreases) of value added tax, and banking expenses, taxes associated with interest payments, costs of issuance of debt and government grant.
(2) Other cash inflows (outflow) include investments and redemptions of time deposits and other financial instruments that do not qualify as cash and cash equivalent in accordance with IAS 7, paragraph 7, since they mature in more than 90 days from the original investment date.
(3) Other cash inflows (outflows) from investing activities include guarantees deposits described in note 13.2.

Consolidated Interim Financial Statements
March 31, 2025

The accompanying notes form an integral part of these consolidated interim financial statements.

Consolidated Interim Financial Statements
March 31, 2025

Consolidated Interim Statements of Cash Flows

Consolidated Interim Statements of Cash Flows	Note N°	For the period from January to March of the year
		2025	2024
		ThUS$	ThUS$
Cash flows generated from (used in) financing activities
Payments of lease liabilities		(6,653)	(4,785)
Proceeds from long-term loans		164,000	-
Receipts from short-term loans		185,000	15,000
Loan repayments		(456,905)	(22,571)
(Payments) proceeds from hedges associated to loans		(151)	516
Dividends paid		(4,075)	(607)
Net cash flows generated from (used in) financing activities		(118,784)	(12,447)

Net increase in cash and cash equivalents before the effect of changes in the exchange rate		278,225	288,880
Effects of exchange rate fluctuations on cash and cash equivalents		13	(14,512)
Increase in cash and cash equivalents		278,238	274,368
Cash and cash equivalents at beginning		1,377,851	1,041,369
Cash and cash equivalents at end	10	1,656,089	1,315,737

Consolidated Interim Financial Statements
March 31, 2025

The accompanying notes form an integral part of these consolidated interim financial statements.

Consolidated Interim Financial Statements
March 31, 2025

Consolidated Interim Financial Statement
March 31, 2025

Consolidated Interim Statements of Changes in Equity

Consolidated Statements of Changes in Equity	Share capital	Foreign currency translation reserves	Hedge reserves	Gains and losses from financial assets reserve	Actuarial gains and losses from defined benefit plans reserve	Accumulated other comprehensive income	Other miscellaneous reserves	Total reserves	Retained earnings	Equity attributable to owners of the Parent	Non-controlling interests	Total Equity
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Equity at January 1, 2025	1,577,623	(38,024)	7,314	(5,702)	(11,179)	(47,591)	10,175	(37,416)	3,620,612	5,160,819	37,248	5,198,067
Net income	-	-	-	-	-	-	-	-	137,528	137,528	806	138,334
Other comprehensive (loss) income	-	276	(5,082)	945	276	(3,585)	-	(3,585)	-	(3,585)	(71)	(3,656)
Comprehensive income	-	276	(5,082)	945	276	(3,585)	-	(3,585)	137,528	133,943	735	134,678
Dividends (1)	-	-	-	-	-	-	-	-	(41,259)	(41,259)	(363)	(41,622)
Other increases (decreases) in equity	-	-	-	-	-	-	13	13	-	13	1,302	1,315
Total changes in equity	-	276	(5,082)	945	276	(3,585)	13	(3,572)	96,269	92,697	1,674	94,371
Equity as of March 31, 2025	1,577,623	(37,748)	2,232	(4,757)	(10,903)	(51,176)	10,188	(40,988)	3,716,881	5,253,516	38,922	5,292,438

Consolidated Interim Statements of Changes in Equity	Share capital	Foreign currency translation reserves	Hedge reserves	Gains and losses from financial assets reserve	Actuarial gains and losses from defined benefit plans reserve	Accumulated other comprehensive income	Other miscellaneous reserves	Total reserves	Retained earnings	Equity attributable to owners of the Parent	Non-controlling interests	Total Equity
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Equity at January 1, 2024	1,577,643	(4,921)	(930)	122,294	(13,454)	102,989	11,881	114,870	3,838,162	5,530,675	36,230	5,566,905
Net loss	-	-	-	-	-	-	-	-	(869,508)	(869,508)	841	(868,667)
Other comprehensive (loss) income	-	(820)	(555)	(11,981)	3,602	(9,754)	-	(9,754)	-	(9,754)	179	(9,575)
Comprehensive income	-	(820)	(555)	(11,981)	3,602	(9,754)	-	(9,754)	(869,508)	(879,262)	1,020	(878,242)
Dividends (1)	-	-	-	-	-	-	-	-	-	-	(247)	(247)
Capital decrease	(20)	-	-	-	-	-	20	20	-	-	-	-
Other increases in equity	-	-	-	-	-	-	26	26	-	26	-	26
Total changes in equity	(20)	(820)	(555)	(11,981)	3,602	(9,754)	46	(9,708)	(869,508)	(879,236)	773	(878,463)
Equity as of March 31, 2024	1,577,623	(5,741)	(1,485)	110,313	(9,852)	93,235	11,927	105,162	2,968,654	4,651,439	37,003	4,688,442
(1)See Note 20.7

7

Notes to the Consolidated Interim Financial Statements
March 31, 2025

The accompanying notes form an integral part of these consolidated interim financial statements.

Notes to the Consolidated Interim Financial Statements
March 31, 2025

Notes to the Consolidated Interim Financial Statements
March 31, 2025
Glossary
The Following capitalized terms in these financial statements (including their notes) will have the following meaning:
“ADS’’ American Depositary Shares;
“CAM’’ Arbitration and Mediation Center of the Santiago Chamber of Commerce;
“CCHEN’’ Chilean Nuclear Energy Commission;
“CCS’’ cross currency swap;
“CINIIF’’ International Financial Reporting Interpretations Committee;
“CMF’’ Financial Market Commission;
“Codelco” Chilean Corporación Nacional del Cobre;
“Directors’ Committee” The Company’s Directors’ Committee;
“Corporate Governance Committee’’ The Company’s Corporate Governance Committee;
“Health, Safety and Environment Committee’’ The Company’s Health, Safety and Environment Committee;
“Lease Agreement’’ the mining concessions lease agreement signed by SQM Salar and Corfo in 1993, as subsequently amended;
“Project Contract” project contract for Salar de Atacama undersigned by Corfo and SQM Salar in 1993, as subsequently amended”;
“Corfo” Chilean Economic Development Agency;
“DCV’’ Central Securities Depository;
“DGA’’ General Directorate of Water Resources;
“Board” The Company’s Board of Directors;
“Dollar’’ o “US$’’ Dollars of the United States of America;
“PFIC’’ Passive foreign investment company;
“United States” United States of America;
“FNE’’ Chilean National Economic Prosecutor's Office;
“Management’’ the Company’s management;
"SQM Group’’ The corporate group composed of the Company and its subsidiaries
“Pampa Group’’ Jointly the Sociedad de Inversiones Pampa Calichera S.A., Potasios de Chile S.A. and Inversiones Global Mining (Chile) Limitada;
“IASB’’ International Accounting Standards Board;
“SSI’’ Staff severance indemnities;
“IFRIC’’ International Financial Reporting Standards Interpretations Committee;
“CPI” Consumer Price Index;
“IRSW” interest rate swap;
8

Notes to the Consolidated Interim Financial Statements
March 31, 2025

“Securities Market Law” Securities Market Law No. 18,045;
“Corporate Law'' Law 18,046 on corporations;
“ThUS$'' thousands of Dollars;
“MUS$'' millions of Dollars;
“IAS” International Accounting Standard;
“IFRS” International Financial Reporting Standards;
“ILO” International Labor Organization;
“WHO” World Health Organization;
“Pesos’’ or “Ch$” Chilean pesos, legal tender in Chile;
“SEC’’ Securities and Exchange Commission;
“Sernageomin’’ National Geology and Mining Service;
“SIC’’ Standard Interpretations Committee;
“IRS”Internal Revenue Service of Chile;
“SMA” Environmental Superintendent’s Office;
“Company” Sociedad Química y Minera de Chile S.A.;
“SOFR” Secured overnight financing rate;
“SQM Industrial” SQM Industrial S.A.;
“SQM NA” SQM North America Corporation;
“SQM Nitratos” SQM Nitratos S.A.;
“SQM Potasio” SQM Potasio SpA., formerly SQM Potasio S.A.;
“SQM Salar” SQM Salar SpA., formerly SQM Salar S.A.;
“Tianqi” Tianqi Lithium Corporation;
“UF” Unidad de Fomento (a Chilean Peso based inflation indexed currency unit);

Notes to the Consolidated Interim Financial Statements
March 31, 2025

Note 1    Identification and Activities of the Company and Subsidiaries
1.1Historical background
Sociedad Química y Minera de Chile S.A. (the “Company” or “SQM”) is an open stock corporation organized under the laws of the Republic of Chile and its Chilean Tax Identification Number is 93.007.000-9.
The Company was incorporated through a public deed dated June 17, 1968 by the public notary of Santiago Mr. Sergio Rodríguez Garcés. Its existence was approved by Decree No. 1,164 of June 22, 1968 of the Ministry of Finance, and it was registered on June 29, 1968 in the Registry of Commerce of Santiago, on page 4,537 No. 1,992. SQM’s headquarters are located at El Trovador 4285, Floor 6, Las Condes, Santiago, Chile, The Company's telephone number is +(56 2) 2425-2000.
The Company is registered in the CMF under number 184 of March 18, 1983 and is therefore subject to oversight by that entity.
1.2Main domicile where the Company performs its production activities
The Company’s main domiciles are: Calle Dos Sur plot No. 5 - Antofagasta; Arturo Prat 1060 - Tocopilla; Administration Building w/n - Maria Elena; Administration Building w/n Pedro de Valdivia - María Elena, Anibal Pinto 3228 - Antofagasta, Kilometer 1378 Ruta 5 Norte Highway - Antofagasta, Coya Sur Plant w/n - Maria Elena, kilometer 1760 Ruta 5 Norte Highway - Pozo Almonte, Salar de Atacama (Atacama Saltpeter deposit) potassium chloride plant w/n - San Pedro de Atacama, potassium sulfate plant at Salar de Atacama w/n – San Pedro de Atacama, Minsal Mining Camp w/n CL Plant CL, Potassium– San Pedro de Atacama, formerly the Iris Saltpeter office w/n, Commune of Pozo Almonte, Iquique; Level 1; 225 Dt Georges Tce Perth WA 6000, Australia.
1.3Codes of main activities
The codes of the main activities as established by the CMF, as follows:
•1700 (Mining)
•2200 (Chemical products)
•1300 (Investment)
1.4Description of the nature of operations and main activities
The products of the Company are mainly derived from mineral deposits found in northern Chile where mining takes place and caliche and brine deposits are processed.
(a) Specialty plant nutrition: Four main types of specialty plant nutrients are produced: potassium nitrate, sodium nitrate, sodium potassium nitrate and specialty blends. In addition, other specialty fertilizers are sold including third party products.

(b) Iodine: The Company produces iodine and iodine derivatives, which are used in a wide range of medical, pharmaceutical, agricultural and industrial applications, including x-ray contrast media, polarizing films for LCD and LED, antiseptics, biocides and disinfectants, in the synthesis of pharmaceuticals, electronics, pigments and dye components.

(c) Lithium: The Company produces lithium carbonate, which is used in a variety of applications, including electrochemical materials for batteries, frits for the ceramic and enamel industries, and it is an important ingredient in the manufacture of gunpowder, heat-resistant glass (ceramic glass), air conditioning chemicals, continuous casting powder for steel extrusion, primary aluminum smelting process, pharmaceuticals and lithium derivatives. We are also a leading supplier of lithium hydroxide, which is primarily used as an input for the lubricating greases industry and for certain cathodes for batteries.

Notes to the Consolidated Interim Financial Statements
March 31, 2025

(d) Industrial chemicals: The Company produces three industrial chemicals: sodium nitrate, potassium nitrate and potassium chloride. Sodium nitrate is used primarily in the production of glass, explosives, and metal treatment. Potassium nitrate is used in the manufacturing of specialty glass, and it is also an important raw material to produce of frits for the ceramics and enamel industries. Solar salts, a combination of potassium nitrate and sodium nitrate, are used as a thermal storage medium in concentrated solar power plants. Potassium chloride is a basic chemical used to produce potassium hydroxide, and it is also used oil drilling, and to produce carrageenan.
(e) Potassium: The Company produces potassium chloride and potassium sulfate from brines extracted from the Salar de Atacama. Potassium chloride is a commodity fertilizer used to fertilize a variety of crops including corn, rice, sugar, soybean and wheat. Potassium sulfate is a specialty fertilizer used mainly in crops such as vegetables, fruits and industrial crops.
(f) Other products and services: The Company also sells other fertilizers and blends, some of which we do not produce, mainly potassium nitrate, potassium sulfate and potassium chloride. This business line also includes revenue from commodities, services, interests, royalties and dividends.

Notes to the Consolidated Interim Financial Statements
March 31, 2025

1.5Other background
(a)Employees
As of March 31, 2025, and December 31, 2024, the workforce was as follows:

Employees	As of March 31, 2025			As of December 31, 2024
	SQM S.A.	Other subsidiaries	Total	SQM S.A.	Other subsidiaries	Total
Executives	24	175	1999	25	167	192
Professionals	210	3,244	3,454	211	3,179	3,390
Technicians and operators	418	4,353	4,771	411	4,351	4,762
Total	652	7,772	8,424	647	7,697	8,344

Place of work	As of March 31, 2025			As of December 31, 2024
	SQM S.A.	Other subsidiaries	Total	SQM S.A.	Other subsidiaries	Total
In Chile	652	6,660	7,312	647	6,611	7,258
Outside Chile	-	1,112	1,112	-	1,086	1,086
Total	652	7,772	8,424	647	7,697	8,344

(b)Main shareholders
As of March 31, 2025, there were 1,109 shareholders.
Following table shows information about the main shareholders of the Company’s Series A or Series B shares in circulation as of March 31, 2025, and as of December 31, 2024, in line with information provided by the DCV, with respect to each shareholder that, to our knowledge, owns more than 5% of the outstanding Series A or Series B shares. The following information is derived from our registry and reports managed by the DCV and informed to the CMF and the Chilean Stock Exchange:

Shareholders as of March 31, 2025	No, of Series A	% of Series A shares	No, of Series B	% of Series B shares	% of total shares
Inversiones TLC SpA	62,556,568	43.80%	-	-	21.90%
The Bank Of New York Mellon ADRS	-	-	46,973,918	32.89%	16.45%
Sociedad De Inversiones Pampa Calichera S.A.	41,775,389	29.25%	1,611,227	1.13%	15.19%
Potasios De Chile S.A.	18,179,147	12.73%	-	-	6.36%
Banco De Chile on behalf of State Street	-	-	10,848,766	7.60%	3.80%
AFP Habitat S.A.	615,559	0.43%	9,921,018	6.95%	3.69%
Global Mining SpA	8,798,539	6.16%	-	-	3.08%
AFP Capital S.A.	-	-	7,759,704	5.43%	2.72%
Banco Santander on behalf of foreign investors	-	-	7,631,639	5.34%	2.67%
AFP Provida S.A.	-	-	7,619,850	5.34%	2.67%
AFP Cuprum S.A.	-	-	7,264,046	5.09%	2.54%
Banco De Chile on Behalf of Non-Resident Third Parties	55,407	0.04%	4,789,624	3.35%	1.70%

Notes to the Consolidated Interim Financial Statements
March 31, 2025

Shareholders as of December 31, 2024	No, of Series A	% of Series A shares	No, of Series B	% of Series B shares	% of total shares
Inversiones TLC SpA	62,556,568	43.80%	-	-	21.90%
Sociedad De Inversiones Pampa Calichera S.A.	41,885,389	29.33%	1,611,227	1.13%	15.23%
The Bank Of New York Mellon ADRS	-	-	42,599,351	29.83%	14.91%
Potasios De Chile S.A.	18,179,147	12.73%	-	-	6.36%
Banco De Chile on behalf of State Street	-	-	11,210,700	7.85%	3.92%
AFP Habitat S.A.	614,872	0.43%	9,927,240	6.95%	3.69%
Global Mining SpA	8,798,539	6.16%	-	-	3.08%
AFP Provida S.A.	-	-	8,160,173	5.71%	2.86%
AFP Capital S.A.	-	-	7,924,281	5.55%	2.77%
AFP Cuprum S.A.	-	-	7,867,910	5.51%	2.75%
Banco Santander on behalf of foreign investors	-	-	7,809,941	5.47%	2.73%
Banco De Chile on Behalf of Non-Resident Third Parties	55,980	0.04%	4,965,585	3.48%	1.76%

(1) As reported by DCV, which records the Company's shareholders' register as of March 31, 2025, and Decembre 31, 2024, Inversiones TLC SpA, a subsidiary wholly owned Tianqi Lithium Corporation, is the direct owner of 62,556,568 Series A shares of The Company equivalent to 21.90% of SQM’s shares as of March 31, 2025. In addition, as reported by Tianqi Lithium Corporation, it owns 748,490 Series B shares as reported by Inversiones TLC SpA. Accordingly as of March 31, 2025, and December 31, 2024, Tianqi Lithium Corporation owns 22.16% of SQM's through Series A shares and ADS holders of Series B shares.
(2) As March 31, 2025 the Sociedad de Inversiones Pampa Calichera S.A. owned 46,600,458 Series A and B shares with 3,213,842 Series A shares held in custody by stockbrokers and as of December 31, 2024 the Sociedad de Inversiones Pampa Calichera S.A. owned 46,600,458 Series A and B shares with 3,103,842 Series A shares held in custody by stockbrokers
1.6     Dividend payable to Codelco
On May 31, 2024, SQM and Codelco signed a Joint Venture Agreement (available at: https://ir.sqm.com/news-events/information-related-to-negotiations-with-codelco), defining the rights and obligations of the parties involved in forming an association for mining, production, and commercial activities related to the exploration and exploitation of specific CORFO-owned mining properties in the Salar de Atacama (directly or through subsidiaries or representative offices). The formation of the joint venture is subject to the fulfillment or waiver of certain conditions precedent.
As of the publication date of SQM S.A.'s first quarter 2025 financial statements, not all conditions precedent set forth in the Joint Venture Agreement have been fulfilled. This agreement establishes that if the aforementioned conditions precedent are met within the 2025 calendar year, the preferences and economic rights of the series A shares (Codelco) and series B shares (SQM S.A.) of the joint venture will become effective as of January 1, 2025. The economic rights established in the association agreement include the distribution and payment of dividends in accordance with the methodology established therein.
The dividend payable to Codelco is calculated based on its share of annual Adjusted Net Income. As outlined in the Joint Venture Agreement, Codelco's proportion corresponds to 33,500 tons of lithium carbonate equivalent over the total tons of lithium carbonate equivalent sold in the year. The joint venture also outlines how to calculate the adjusted net income. Per IFRS, no provision for this amount has been recorded in SQM S.A.'s financial statements; however, when the Joint Venture Agreement becomes effective, this amount will be deducted from consolidated net income attributable to owners of the parent of SQM S.A. and will be reclassified to income for distributed to non-controlling interests. See note 3.25, 19.5 and 20.8.

Notes to the Consolidated Interim Financial Statements
March 31, 2025

Note 2    Basis of presentation for the consolidated interim financial statements
1
1.1Accounting period
These consolidated interim financial statements cover the following periods:
(a)Consolidated Interim Statements of Financial Position as of March 31, 2025 and December 31, 2024.
(b)Consolidated Interim Statements of Income for the three-month periods ended March 31, 2025 and 2024.
(c)Consolidated Interim Statements of Comprehensive Income for the three-month periods ended March 31, 2025 and 2024.
(d)Consolidated Interim Statements of Changes in Equity for the three-month periods ended March 31, 2025 and 2024.
(e)Consolidated Interim Statements of Cash Flows for the three-month periods ended March 31, 2025 and 2024.

1.2Consolidated financial statements
The interim consolidated financial statements of the Company and subsidiaries have been prepared in accordance with IAS 34 “Interim Financial Reporting” issued by the IASB.

The interim consolidated financial statements should be read in conjunction with the annual financial statements as of December 31, 2024.

The accounting principles and criteria used in these interim financial statements were consistently applied throughout both periods and to the annual financial statements as of December 31, 2024. There have been no changes in the methods used to calculate accounting estimates during the periods reported.

IFRS establish certain alternatives for their application, those applied by the Company are detailed in this Note and Note 3.
As of March 31, 2025, the following reclassifications have been made regarding the information reported on December 31, 2024, to ensure a consistent presentation between the periods. These reclassifications are considered immaterial to the previously issued financial statements.

Consolidated financial statements	Original reported balances as of December 31, 2024	Reclasificación	Balance as of December 31, 2024
	MUS$	MUS$	MUS$
Property, plant, and equipment	4,433,645	(155,821)	4,277,824
Non-current inventories	-	155,821	155,821

Notes to the Consolidated Interim Financial Statements
March 31, 2025

Notes to the Consolidated Interim Financial Statements
March 31, 2025

1.3Basis of measurement
The consolidated interim financial statements have been prepared on the historical cost basis except for the following:
(a)Inventories are recorded at the lower of cost and net realizable value.
(b)Financial derivatives measured at fair value.
(c)Certain financial investments measured at fair value with an offsetting entry in other comprehensive income.
1.4Accounting pronouncements
New accounting pronouncements
(a)The following standards, interpretations and amendments are mandatory for the first time for annual periods beginning on January 1, 2025:

Amendments and improvements	Description	Mandatory for annual periods beginning on or after
Amendments to IAS 21 - Lack of exchangeability
currency that cannot be exchanged with another currency for a specific purpose as of the measurement date. One currency is exchangeable into another when the other currency can be obtained with a normal administrative delay, and the transaction is performed using a market or exchange mechanism that creates enforceable rights and obligations. This amendment contains instructions regarding the exchange rate to be used when the currency is not exchangeable, as previously described. Early adoption is permitted.
01-01-2025

Management determined that the adoption of the aforementioned standards, amendments and interpretations did not significantly impact the Company’s consolidated financial statements.

Notes to the Consolidated Interim Financial Statements
March 31, 2025

(b)Standards, interpretations and amendments issued that had not become effective for financial statements beginning on January 1, 2025 and which the Company has not adopted early are as follows:

Standards and Interpretations	Description	Mandatory for annual periods beginning on or after
Amendments to IFRS 9 and IFRS 7 - Classification and Measurement of Financial Instruments. Issued in May 2024
This amendment:
- Clarifies the requirements for the timing of recognition and derecognition of certain financial assets and liabilities, introducing a new exception for certain financial liabilities settled through an electronic cash transfer system;
- Clarifies and provides additional guidance for assessing whether a financial asset meets the criterion of solely payment of principal and interest (SPPI);
- Adds new disclosures for certain instruments with contractual terms that can change cash flows (such as some instruments with features linked to the achievement of environmental, social and governance (ESG) objectives); and
- Updates the disclosures for equity instruments at fair value through other comprehensive income (FVOCI).
01-01-2026
Annual Improvements to IFRSs
The following improvements were published in July 2024:
-IFRS 1 First-time Adoption of International Financial Reporting Standards. Some cross-references to IFRS 9 in paragraphs B5-B6 regarding the retrospective application exception for hedge accounting were improved.
-IFRS 7 Financial Instruments: Disclosures. In relation to disclosures of gains/losses arising from derecognition of financial assets with continuing involvement, a reference to IFRS 13 is incorporated in order to disclose whether there are significant unobservable inputs with an impact on the fair value and, therefore, on part of the gain/loss from derecognition.
-IFRS 9 Financial Instruments. A reference to the initial measurement of receivables was amended by eliminating the term "transaction price".
-IFRS 10 Consolidated Financial Statements Some improvements were included in the description of the control assessment when there are “de facto agents”.
-IAS 7 Statement of Cash Flows. Paragraph 37 regarding the concept of “equity method” was amended by eliminating the reference to the “cost method”.
01-01-2026
IFRS 18 Presentation and Disclosure in Financial Statements
The new standard on presentation and disclosure in financial statements, with a focus on updates to the statement of profit or loss. The key new concepts introduced in IFRS 18 relate to:
- the structure of the statement of profit or loss;
- required disclosures in the financial statements for certain profit or loss performance measures that are reported outside an entity’s financial statements (that is, management-defined performance measures); and
- enhanced principles on aggregation and disaggregation which apply to the primary financial statements and notes in general.
01-01-2027
Amendment to IFRS 9 and IFRS 7: Contracts referencing nature-dependent electricity.
Published in December 2024. This amendment includes: - Clarifying the application of the “own-use” requirements; - Permitting hedge accounting if these contracts are used as hedging instruments; - Adding new disclosure requirements to enable investors to understand the effect of these contracts on a company’s financial performance and cash flows.
01-01-2026

Management believes that the adoption of the above standards, amendments and interpretations will not have a significant impact on the Company’s financial statements.

Notes to the Consolidated Interim Financial Statements
March 31, 2025

1.5Basis of consolidation
(a)Subsidiaries
The Company established control as the basis of consolidation for its financial statements. The Company controls a subsidiary when it is exposed, or has rights, to variable returns from its involvement with the subsidiary and has the ability to affect those returns through its power over the subsidiary.
The consolidation of a subsidiary starts when the Group controls it and it is no longer included in the consolidation when control is lost.
Subsidiaries are consolidated through the line by line method, adding items that represent assets, liabilities, income and expenses with a similar content, and eliminating operations between companies within the SQM Group.
Results for dependent companies acquired or disposed of during the period are included in the consolidated accounts from the date on which control is transferred to the Company or until the date when this control ends, as relevant.
To account for an acquisition of a business, the Company uses the acquisition method. Under this method, the acquisition cost is the fair value of assets delivered, equity securities issued and incurred or assumed liabilities at the date of exchange. Assets, liabilities and contingencies identifiable assumed in a business combination are measured initially at fair value at the acquisition date. For each business combination, the Company will measure the non-controlling interest of the acquiree either at fair value or as proportional share of net identifiable assets of the acquire.

Notes to the Consolidated Interim Financial Statements
March 31, 2025
The following tables detail general information as of March 31, 2025 on the companies in which the group exercises control:

Subsidiaries	TAX ID No.	Address	Country of Incorporation	Functional Currency	Ownership Interest
					Direct	Indirect	Total
SQM Nitratos S.A.	96.592.190-7	El Trovador 4285, Las Condes	Chile	Dollar	99.9999	0.0001	100.0000
SQM Potasio SpA (6)	96.651.060-9	El Trovador 4285, Las Condes	Chile	Dollar	100.0000	-	100.0000
Serv. Integrales de Tránsito y Transf. S.A.	79.770.780-5	Arturo Prat 1060, Tocopilla	Chile	Dollar	0.0003	99.9997	100.0000
Isapre Norte Grande Ltda.	79.906.120-1	Aníbal Pinto 3228, Antofagasta	Chile	Peso	1.0000	99.0000	100.0000
Ajay SQM Chile S.A.	96.592.180-K	Av. Pdte. Eduardo Frei 4900, Santiago	Chile	Dollar	51.0000	-	51.0000
Almacenes y Depósitos Ltda. (17)	79.876.080-7	El Trovador 4285, Las Condes	Chile	Peso	-	-	-
SQM Salar SpA (7)	79.626.800-K	El Trovador 4285, Las Condes	Chile	Dollar	-	100.0000	100.0000
SQM Industrial S.A.	79.947.100-0	El Trovador 4285, Las Condes	Chile	Dollar	99.0470	0.9530	100.0000
Exploraciones Mineras S.A.	76.425.380-9	El Trovador 4285, Las Condes	Chile	Dollar	0.2691	99.7309	100.0000
Sociedad Prestadora de Servicios de Salud Cruz del Norte S.A.	76.534.490-5	Aníbal Pinto 3228, Antofagasta	Chile	Peso	-	100.0000	100.0000
Soquimich Comercial S.A.	79.768.170-9	El Trovador 4285, Las Condes	Chile	Dollar	-	60.6383	60.6383
Comercial Agrorama Ltda. (1)	76.064.419-6	El Trovador 4285, Las Condes	Chile	Peso	-	60.6383	60.6383
Comercial Hydro S.A.	96.801.610-5	El Trovador 4285, Las Condes	Chile	Dollar	-	100.0000	100.0000
Agrorama S.A.	76.145.229-0	El Trovador 4285, Las Condes	Chile	Peso	-	60.6383	60.6383
Orcoma Estudios SpA	76.359.919-1	Apoquindo 3721 OF 131, Las Condes	Chile	Dollar	100.0000	-	100.0000
Orcoma SpA	76.360.575-2	Los Militares 4290, Las Condes	Chile	Dollar	100.0000	-	100.0000
SQM MAG SpA	76.686.311-9	Los Militares 4290, Las Condes	Chile	Dollar	-	100.0000	100.0000
Sociedad Contractual Minera Búfalo	77.114.779-8	Los Militares 4290, Las Condes	Chile	Dollar	99.9000	0.1000	100.0000
SQM Nueva Potasio SpA (8)	76.630.159-2	Los Militares 4290, Las Condes	Chile	Dollar	99.6703	0.3297	100.0000
SQM Lab SpA (14)	78.009.141-K	Los Militares 4290, Las Condes	Chile	Dollar	-	100.0000	100.0000
SQM North America Corp.	Foreign	2727 Paces Ferry Road, Building Two, Suite 1425, Atlanta, GA	United States of America	Dollar	40.0000	60.0000	100.0000
RS Agro Chemical Trading Corporation A.V.V. (2)	Foreign	Caya Ernesto O. Petronia 17, Orangestad	Aruba	Dollar	-	-	-
Nitratos Naturais do Chile Ltda.	Foreign	Al. Tocantis 75, 6° Andar, Conunto 608 Edif. West Gate, Alphaville Barureri, CEP 06455-020, Sao Paulo	Brazil	Dollar	-	100.0000	100.0000
SQM Corporation N.V.	Foreign	Pietermaai 123, P.O. Box 897, Willemstad, Curacao	Curacao	Dollar	0.0002	99.9998	100.0000
SQM Ecuador S.A.	Foreign	Av. José Orrantia y Av. Juan Tanca Marengo Edificio Executive Center Piso 2 Oficina 211	Ecuador	Dollar	0.00401	99.9960	100.0000
SQM Brasil Ltda.	Foreign	Al. Tocantis 75, 6° Andar, Conunto 608 Edif. West Gate, Alphaville Barureri, CEP 06455-020, Sao Paulo	Brazil	Dollar	0.47000	99.5300	100.0000
SQMC Holding Corporation.	Foreign	2727 Paces Ferry Road, Building Two, Suite 1425, Atlanta	United States of America	Dollar	0.1000	99.9000	100.0000
SQM Japan Co. Ltd.	Foreign	From 1st Bldg 207, 5-3-10 Minami- Aoyama, Minato-ku, Tokio	Japan	Dollar	0.1597	99.8403	100.0000
SQM Europe N.V.	Foreign	Houtdok-Noordkaai 25a B-2030 Amberes	Belgium	Dollar	0.5800	99.4200	100.0000
8

Notes to the Consolidated Interim Financial Statements
March 31, 2025

SQM Indonesia S.A.	Foreign	Perumahan Bumi Dirgantara Permai, Jl Suryadarma Blok Aw No 15 Rt 01/09 17436 Jatisari Pondok Gede	Indonesia	Dollar	-	80.0000	80.0000
SQM Comercial de México S.A. de C.V.	Foreign	Av. Moctezuma 144-4 Ciudad del Sol. CP 45050, Zapopan, Jalisco México	Mexico	Dollar	0.0100	99.9900	100.0000
SQM Investment Corporation N.V.	Foreign	Pietermaai 123, P.O. Box 897, Willemstad, Curacao	Curacao	Dollar	1.0000	99.9900	100.0000
Royal Seed Trading Corporation A.V.V. (3)	Foreign	Caya Ernesto O. Petronia 17, Orangestad	Aruba	Dollar	-	-	-

Subsidiaries	TAX ID No.	Address	Country of Incorporation	Functional Currency	Ownership Interest
					Direct	Direct	Direct
SQM France S.A.	Foreign	ZAC des Pommiers 27930 FAUVILLE	France	Dollar	-	100.0000	100.0000
Administración y Servicios Santiago S.A. de C.V.	Foreign	Av. Moctezuma 144-4 Ciudad del Sol, CP 45050, Zapopan, Jalisco México	Mexico	Dollar	-	100.0000	100.0000
SQM Nitratos México S.A. de C.V.	Foreign	Av. Moctezuma 144-4 Ciudad del Sol, CP 45050, Zapopan, Jalisco México	Mexico	Dollar	-	100.0000	100.0000
Soquimich European Holding B.V.	Foreign	Luna Arena, Herikerbergweg 238 1101 CM Amsterdam	Holland	Dollar	-	100.0000	100.0000
SQM Iberian S.A.	Foreign	Provenza 251 Principal 1a CP 08008, Barcelona	Spain	Dollar	-	100.0000	100.0000
SQM África Pty Ltd.	Foreign	Tramore House, 3 Wterford Office Park, Waterford Drive, 2191 Fourways, Johannesburg	South Africa	Dollar	-	100.0000	100.0000
SQM Oceanía Pty Ltd.	Foreign	Level 9, 50 Park Street, Sydney NSW 2000, Sydney	Australia	Dollar	-	100.0000	100.0000
SQM Beijing Commercial Co. Ltd.	Foreign	Room 1001C, CBD International Mansion N 16 Yong An Dong Li, Jian Wai Ave Beijing 100022, P.R.	China	Dollar	-	100.0000	100.0000
SQM Thailand Limited (15)	Foreign	Unit 2962, Level 29, N° 388, Exchange Tower Sukhumvit Road, Klongtoey Bangkok	Thailand	Dollar	-	99.9980	99.9980
SQM Colombia SAS	Foreign	Cra 7 No 32 – 33 piso 29 Pbx: (571) 3384904 Fax: (571) 3384905 Bogotá D.C. – Colombia.	Colombia	Dollar	-	100.0000	100.0000
SQM Australia PTY	Foreign	Level 16, 201 Elizabeth Street Sydney	Australia	Dollar	-	100.0000	100.0000
SQM (Shanghai) Chemicals Co. Ltd.	Foreign	Room 3802, 38F, No. 300 Middle Huaihai Road, Huangpu District, Shanghai, 200021 China	China	Dollar	-	100.0000	100.0000
Soquimich LLC	Foreign	Suite 22, Kyobo Building, 15th Floor, 1 Jongno Jongno-gu, Seoul, 03154 South Korea	South Korea	Dollar	-	100.0000	100.0000
SQM Holland B.V.	Foreign	Herikerbergweg 238, 1101 CM Amsterdam Zuidoost	Holland	Dollar	-	100.0000	100.0000
Soquimich Comercial Brasil Ltda.	Foreign	Avenida Bento Rocha, N° 821, Vila Alboitt, CEP 83221-565. Paranaguá	Brazil	Dollar	-	100.0000	100.0000
Blue Energy Business and Trade (Shanghai) Co., Ltd. (4)	Foreign	300 Huaihai Middle Road, distrito de Huangpu, Shanghai	China	Dollar	-	100.0000	100.0000
SQM Comercial Perú S.A.C. (5)	Foreign	Av. Juan de Arona 187, Torre B, Oficina 301-II, San Isidro, Lima	Peru	Dollar	0.00001	99.9999	100.0000
SQM India Private Limited (9)	Foreign	LEVAL 3A WING, TOWER B1 Symphony IT park, NANDED, Nanded, Pune City, Pune - 411041, Maharashtra	India	Indian Rupee	0.0202	99.9798	100.0000

Notes to the Consolidated Interim Financial Statements
March 31, 2025

Sichuan Dixin New Energy Co., Ltd. (*)	Foreign	No.8 Yuhui Road, Xiu wen Town, Dong po District, Meishan, Sichuan Province	China	Dollar	-	100.0000	100.0000
SQM (Shanghai) Industrial Co, Ltd. (10)	Foreign	West Nanjing Road Branch, Shanghai.	China	Dollar	-	100.0000	100.0000
Sociedad Química y Minera Maroc (11)	Foreign	Entrée Ouest, Niveau 1 Anfa Place BD de la corniche Ain diab 20180, Casablanca, Marruecos.	Marocco	Dollar	-	100.0000	100.0000
SQM Lithium North America Corporation (12)	Foreign	2727 Paces Ferry Rd SE, Building 2, Suite 1425, Atlanta, GA.	United States of America	Dollar	-	100.0000	100.0000
SQM Lithium Europe NV (13)	Foreign	Houtdok-Noordkaai 25A, 2030 ANTWERP, Belgica	Belgium	Dollar	-	100.0000	100.0000
SQM Japan Lithium Co. Ltd. (16)	Foreign	#207 From 1st Bldg., 5-3-10 Minami Aoyama, Minato-ku, Tokyo, 107-00762 Japón	Japan	Dollar	-	100.0000	100.0000
Harding Battery Minerals (Novo JV)	Foreign	Level 19, 109 St Georges Tce, WA 6000	Australia	Dollar Australiano	-	75.0000	75.0000
Pirra Lithium Pty Ltd (18)	Foreign	Suite 12, 11 Ventnor Avenue west Perth WA 6005, Australia	Australia	Dollar Australiano	-	80.0000	80.0000
SQM Hellas A.E. (19)	Foreign	Dorou 2, 10431 Atenas, Grecia	Greece	Dollar	-	99.9800	99.9800

(1)SQM has control over Comercial Agrorama Ltda.´s management.
(2)During the first quarter of 2024, RS Agro Chemical Trading Corporation A.V.V. was liquidated.
(3)During the first quarter of 2024, Royal Seed Trading Corporation A.V.V. was liquidated.
(4)Blue Energy Business and Trade (Shanghai) Co., Ltd. was incorporated on March 21, 2024.
(5)On March 27, 2024, 100% of SQM Vitas Perú S.A.C. was acquired.
(6)On May 31, 2024, SQM Potasio S.A. was transformed from SQM Potasio S.A. to SQM Potasio SpA.
(7)On May 31, 2024, SQM Salar S.A. was transformed from SQM Salar S.A. to SQM Salar SpA.
(8)On May 31, 2024, SQM Potasio SpA was divided creating SQM Nueva Potasio SpA.
(9)On April 22, 2024, the subsidiary SQM India Private Limited was incorporated.
(10)On September 18, 2024, the company SQM (Shanghai) Industrial Co., Ltd. was incorporated.
(11)On July 18, 2024, Sociedad Química y Minera Maroc was incorporated.
(12)On September 17, 2024, SQM Lithium North America Corporation was incorporated.
(13)On September 9, 2024, SQM Lithium Europe NV was incorporated.
(14)On December 16, 2024, SQM Lab SpA was incorporated.
(15)In the fourth quarter of 2024, SQM Thailand Limited was liquidated.
(16)On October of 2024, SQM Japan Lithium Co. Ltd. was incorporated.
(17)On January 30, 2025 Almacenes y Depósitos Ltda. was dissolved.
(18)On January 14, 2025, the remaining 40% of Pirra Lithium Pty Ltd. was acquired, bringing the total shareholding to 80%.
(19)On March 12, 2025, SQM Hellas A.E. was incorporated.

(*) On April 30, The Company acquired the total interest ownership in Sichuan Dixin New Energy Co. Ltd. for an amount of ThUS$ 127,152 (ThUS$ 12,489 are yet to be paid and it is recognized as a liability at the reporting date) and recognizing an identified intangible asset for ThUS$ 10,130 (see note 15 on intangible assets). The Company entered this transaction to acquire a battery-grade lithium hydroxide monohydrate plant with a production capacity of approximately 20,000 tons per year for the Company’s lithium sulfate salts.

As of December 31, 2024, the Company had ThUS$8,653 recognized as an intangible asset (see note 15) and had the ThUS$12,489 pending payment recorded as a liability.

Notes to the Consolidated Interim Financial Statements
March 31, 2025

On April 2, 2025, the acquisition agreements were amended to change the purchase price to ThUS$ 125,675. Consequently, the associated intangible asset and liability were updated. (As of the reporting date, ThUS$ 11,011 is pending payment.)
The assets and liabilities recognized in the acquisition consider the following (see additional details in note 13.2.):

Certain financial statement items	ThUS$
Property, plant and equipment	101,357
Intangible assets (including identified intangible assets)	11,384
Cash and cash equivalents	1,093
Current assets	33,056
Total liabilities	(21,215)
Total	125,675

Notes to the Consolidated Interim Financial Statements
March 31, 2025

1.6Investments in associates and joint ventures
Investments in joint arrangements are classified as joint operations or joint ventures. The classification depends on the contractual rights and obligations of each investor, rather than the legal structure of the joint arrangement.
(a)Joint operations
The Company recognizes its direct right to the assets, liabilities, income and expenses of the joint arrangement.
(b)Joint ventures and investments in associates
Interests in companies over which joint control is exercised (joint ventures) or where an entity has significant influence (associates) are recognized using the equity method. Significant influence is presumed to exist when the investor owns over 20% of the investee’s share capital. Under the equity method, the investment is recognized in the statement of financial position at cost and is adjusted to recognize changes in the Company's share of the net assets of the associate or joint venture since the date of acquisition. The Company's statement of income reflects the portion of the operating results of the associate or joint venture and any changes in other comprehensive income or direct changes in the associate's equity are reflected in the Company's equity. For such purposes, the percentage of ownership interest in the associate is used. At the time of acquisition, the difference between the investment cost and the net fair value of identifiable assets and liabilities of the investee is recognized as goodwill, which is presented as part of the carrying value of the investee and is not amortized. The debit or credit to the income statement reflects the proportional share of the associate's net income (loss).
Unrealized gains from transactions with joint ventures or associates are eliminated in accordance with the Company's percentage interest in such entities. Any unrealized losses are also eliminated, unless that transaction provides evidence that the transferred asset is impaired.
Changes in associate’s or joint ventures equity are recognized proportionally with a charge or credit to "Other Reserves" and are classified according to their origin. The reporting dates of the associate or joint ventures, the Company and related policies are similar for equivalent transactions and events in similar circumstances. In the event that significant influence is lost, or the investment is sold, or held for sale, the equity method is suspended, not recognizing the proportional share of the gain or loss. If the resulting value under the equity method is negative, the share of profit or loss is reflected as zero in the consolidated financial statements, unless there is a commitment by the Company to restore the capital position of the Company, in which case the related risk provision and expense are recorded.
Dividends received by these companies are recorded by reducing the value of the investment and are shown in cash flows from operating activities, and the proportional share of the gain or loss recognized in accordance with the equity method is included in the consolidated income statement under "Share of Gains (Losses) of Associates and Joint Ventures Accounted for Using the Equity Method''.

50

Notes to the Consolidated Interim Financial Statements
March 31, 2025

Note 3    Significant accounting policies
2
2.1Classification of balances as current and non-current
In the consolidated statement of financial position, balances are classified in consideration of their maturity dates; i.e., those maturing within a period equal to or less than 12 months are classified as current counted from the closing date of the consolidated financial statements and those with maturity dates exceeding the aforementioned period are classified as non-current.
The exception to the foregoing relates to deferred taxes, which are classified as non-current, regardless of the maturity they have.
2.2Functional and presentation currency
The Company’s consolidated financial statements are presented in United States dollars, without decimal places, which is the Company’s functional and presentation currency and is the currency of the main economic environment in which it operates. Consequently, the term foreign currency is defined as any currency other than the U.S. dollar.
2.3Accounting policy for foreign currency translation
(a)SQM group entities:
The revenue, expenses, assets and liabilities of all entities that have a functional currency other than the presentation currency are converted to the presentation currency as follows:
-Assets and liabilities are converted at the closing exchange rate prevailing on the reporting date.
-Revenues and expenses of each statement of income account are converted at monthly average exchange rates.
-All resulting foreign currency translation gains and losses are recognized as a separate component in translation reserves.
In consolidation, foreign currency differences arising from the translation of a net investment in foreign entities are recorded in shareholder’s equity (“foreign currency translation reserve”). At the date of disposal, such foreign currency translation differences are recognized in the statement of income as part of the gain or loss from the sale.

Notes to the Consolidated Interim Financial Statements
March 31, 2025

The main exchange rates and UF used to translate monetary assets and liabilities, expressed in foreign currency at the end and average of each period in respect to U.S. dollars, are as follows:

Currencies	Closing exchange rates		Average exchange rates
	As of March 31, 2025	As of December 31, 2024	As of March 31, 2025	As of December 31, 2024
	ThUS$	ThUS$	ThUS$	ThUS$
Brazilian real	5.72	6.18	5.76	6.10
New Peruvian sol	3.67	3.77	3.65	3.73
Japanese yen	150.04	157.21	149.02	153.66
Euro	0.92	0.96	0.92	0.95
Mexican peso	20.43	20.55	20.23	20.23
Australian dollar	1.60	1.61	1.59	1.58
Pound Sterling	0.77	0.80	0.77	0.79
South African rand	18.34	18.82	18.27	18.19
Chilean peso	953.07	996.46	932.50	983.24
Chinese yuan	7.26	7.31	7.25	7.29
Indian rupee	85.46	85.53	86.54	84.95
Thai Baht	33.98	34.21	33.77	34.13
Turkish lira	37.96	35.33	37.13	34.96
Korean Won	1,473.97	1,472.30	1,458.11	1,438.07
Indonesian Rupiah	16,575.00	16,138.00	16,457.48	16,035.15
United Arab Emirates dirham	3.67	3.67	3.67	3.67
Polish Zloty	3.87	4.12	3.87	4.07
UF (*)	40.81	38.55	41.71	39.07

(*) US$ per UF
(b)Transactions and balances
The Company’s non-monetary transactions in currencies other than the functional currency (Dollar) are translated to the respective functional currencies of Group entities at the exchange rate on the date of the transaction. Monetary assets and liabilities denominated in foreign currencies at the reporting date are retranslated to the functional currency at the exchange rate at that date. All differences are recorded in the statement of income except for all monetary items that provide an effective hedge for a net investment in a foreign operation. These items are recognized in other comprehensive income until disposal of the investment, when they are recognized in the statement of income. Charges and credits attributable to foreign currency translation differences on those hedge monetary items are also recognized in other comprehensive income.
Non-monetary assets and liabilities that are measured at historical cost in a foreign currency are retranslated to the functional currency at the historical exchange rate of the transaction. Non-monetary items measured based on fair value in a foreign currency are translated using the exchange rate at the date on which the fair value is determined.

Notes to the Consolidated Interim Financial Statements
March 31, 2025

2.4Consolidated statement of cash flows
Cash equivalents correspond to highly liquid short-term investments that are easily convertible into known amounts of cash and subject to insignificant risk of changes in their value and mature in less than three months from the date of acquisition of the instrument.
For the purposes of the statement of cash flows, cash and cash equivalents comprise cash and cash equivalents as defined above.
The statement of cash flows present cash transactions performed during the period, determined using the direct method.
The Company’s accounting policy is to consider interest paid and finance costs, interest received and dividends received as net cash flows from operations and dividends paid as cash flows from (used in) financing activities.
Other inflows (outflows) of cash from operating activities are composed as follows:

For the period ended	As of March 31, 2025	As of March 31, 2024
	ThUS$	ThUS$
Bank expenses	4,264	(2,974)
Fiscal credits	(2,483)	(1,000)
Government grants	17	-
Value added tax	125,770	54,411
Debt issuance costs	(6,592)	(42)
Total	120,976	50,395
2.5Financial assets accounting policy
Management determines the classification of its financial assets at fair value (either through other comprehensive income, or through profit or loss), and at amortized cost. The classification depends on the business model of the entity to manage the financial assets and the contractual terms of the cash flows.
The initial value of the Company's financial assets valued at fair value through other comprehensive income includes the transaction costs that are directly attributable to acquiring that financial asset on the date the Company commits to acquiring it, whereas the transaction costs for financial assets valued at fair value through profit or loss are expensed. The initial value of trade and other receivables that do not include a significant financial component is their transaction price.
After initial recognition, the Company measures its financial assets according to the Company's business model for managing its financial assets and the contractual terms of its cash flows:
(a)Financial debt instruments measured at amortized cost. Financial assets that meet the following conditions are included in this category (i) the business model that supports it aims to maintain the financial assets to obtain the contractual cash flows and (ii) the contractual conditions of the financial asset give place, on specified dates, to cash flows that are only payments of the principal and interest on the outstanding principal amount. The Company’s financial assets that meet these conditions are: (i) cash equivalents, (ii) related party receivables, (iii) trade debtors and (iv) other receivables.

Notes to the Consolidated Interim Financial Statements
March 31, 2025

(b)Financial instruments at fair value. A financial asset should be measured at fair value through income or fair value through other comprehensive income, depending on the following:

(i)Fair value through Other Comprehensive Income: Assets held to collect contractual cash flows and to be sold, where the asset cash flows are only capital and interest payments, are measured at fair value through other comprehensive income. Changes in book values are through other comprehensive income, except for the recognition of impairment losses, interest income and exchange gains and losses, which are recognized in the income statement. When a financial asset is derecognized, the cumulative gain or loss previously recognized in other comprehensive income is reclassified from equity to the income statement. Interest income from these financial assets is included in financial income using the effective interest method.

(ii)Fair value through profit or loss: Assets that do not meet the amortized cost or "Fair value through other comprehensive income" criteria are valued at "Fair value through income".

(c)Financial equity instruments at fair value through other comprehensive income. Equity instruments that are not classified as held for trading and which the Group has irrevocably chosen to recognize in this category from its initial recognition to the reporting date. Amounts presented in other comprehensive income will not be subsequently transferred to the statement income but to retained earnings when realized.
2.6Financial assets impairment
The Company evaluates expected credit losses associated with its debt instruments carried at amortized cost. The impairment method used depends on whether there has been a significant increase in credit risk.
The Company assumes that the credit risk of a financial asset has increased significantly when it is more than 30 days past due. It is in default when the financial asset is more than 90 days past due and an individual analysis has concluded that it has a negative credit impairment.
The Company assesses the credit impairment of its receivables as of each reporting date. A financial asset has credit impairment when one or more events have a negative impact on the expected cash flows from it. Evidence of credit impairment for a debtor is as follows:
-Significant financial hardship
-Breach of contract due to default
-Probability of going bankrupt

The Company applies the simplified approach to measure expected credit losses using the lifetime expected loss on all trade receivables. Expected credit losses are measured by grouping receivables by their shared credit risk characteristics and days overdue.
The Company has concluded that the expected loss rates for trade receivables are a reasonable approximation of the loss rates for these assets. Expected loss rates are based on sales payment profiles and historical credit losses within this period. Historical loss rates are adjusted to reflect current expectations and information regarding macroeconomic factors that affect the ability of customers to meet their commitments. Impairment losses on accounts receivable and contract assets are presented as net impairment losses under “Impairment of financial assets and reversal of impairment losses,” see Note 22.7. Any subsequent recoveries of financial assets previously charged off are credited to the same line.

Notes to the Consolidated Interim Financial Statements
March 31, 2025

The gross value of a financial asset is charged off to the income statement when the Company has no reasonable expectation of recovering all or a portion of it, following an individual analysis prepared by management.

2.7Financial liabilities
Management accounts for its financial liabilities at amortized cost.
Upon initial recognition, the Company measures its financial liabilities by their fair value less the transaction costs that are directly attributable to the acquisition of the financial liability. The Company subsequently measures its financial liabilities at amortized cost.
Financial liabilities measured at amortized cost are: (i) commercial accounts payable, (ii) other accounts payable and (iii) other financial liabilities.
Amortized cost is based using the effective interest rate method. Amortized cost is calculated by considering any premium or discount on the acquisition and includes transaction costs that are an integral part of the effective interest rate.
2.8    Estimated fair value of financial instruments
The fair value of financial assets and liabilities is estimated using the following information. Although the data represents Management's best estimates, it is subjective and involves significant estimates regarding current economic conditions, market conditions and risk characteristics.
Methodologies and assumptions used depend on the risk terms and characteristics of instruments and include the following as a summary:
Fair value estimation
Financial assets and liabilities measured at fair value consist of forwards hedging the mismatch in the balance sheet and cash flows, options hedging the mismatch in the balance sheet and cross currency swaps to hedge bonds issued in local currency (Peso/UF).
The fair value of the Company’s assets and liabilities recognized by cross currency swaps contracts is calculated as the difference between the present value of discounted cash flows of the asset (Peso/UF) and liability (Dollar) parts of the derivative. In the case of the IRSW, the asset value recognized is calculated as the difference between the discounted cash flows of the asset (variable rate) and liability (fixed rate) parts of the derivative. Forwards are calculated as the difference between the strike price of the contract and the spot price plus the forwards points at the date of the contract. Financial options: the value recognized is calculated using the Black-Scholes method.
In the case of CCS, the entry data used for the valuation models are UF, Peso, Dollar and basis swap rates. In the case of fair value calculations for interest rate swaps, the Forward Rate Agreement rate and ICVS 23 Curve (Bloomberg: cash/deposits rates, futures, swaps). In the case of forwards, the forwards curve for the currency in question is used. Finally, for options, the spot price, risk-free rate and volatility of exchange rate are used, all in accordance with the currencies used in each valuation. The financial information used as entry data for the Company’s valuation models is obtained from Bloomberg, the well-known financial software

Notes to the Consolidated Interim Financial Statements
March 31, 2025

company. Conversely, the fair value provided by the counterparties of derivatives contracts is used only as a control and not for valuation purposes.

The effects on results from changes in these values are recognized in financial costs, foreign exchange differences, or in the “Cash flow hedges” section of the statement of comprehensive income, depending on the specific case.

Fair value estimates for disclosure purposes
•Cash equivalent approximates fair value due to the short-term maturities of these instruments.
•Fair value of current trade receivables is considered to be equal to the carrying amount due to the maturity of such accounts at short-term.
•Payables, current lease liabilities and other current financial liabilities fair value equal to book value due to the short-term maturity of these accounts.
•The fair value of the debt (long-term secured and unsecured debentures; bonds denominated in local currency (Peso/UF) and foreign currency (Dollar), borrowings denominated in foreign currency (Dollar) of the Company are calculated at current value of cash flows subtracted from market rates upon valuation, considering the terms of maturity and exchange rates. The UF and Peso rate curves are used as inputs for the valuation model. This information is obtained through from the renowned financial software company, Bloomberg, and the Chilean Association of Banks and Financial Institutions.
2.9Reclassification of financial instruments
When the Company changes its business model for managing financial assets, it will reclassify all its financial assets affected by the new business model. Financial liabilities cannot be reclassified.
2.10Financial instruments derecognition
The Company derecognizes a financial asset when the contractual rights to the cash flows from the asset expire, or it transfers the rights to receive the contractual cash flows in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred; and the control of the financial assets has not been retained.
The Company derecognizes a financial liability when its contractual obligations or a part of these are discharged, paid to the creditor or legally extinguished from the principal responsibility contained in the liability.
2.11Derivative and hedging financial instruments
Derivative financial instruments are recognized initially at fair value as of the date on which the derivatives contract is signed and, they are subsequently assessed at fair value. The method for recognizing the resulting gain or loss depends on whether the derivative has been designated as an accounting hedge instrument and, if so, it depends on the type of hedging, which may be as follows:
a)Fair value hedge of assets and liabilities recognized (fair value hedges).

b)Hedging of a single risk associated with a recognized asset or liability or a highly probable forecast transaction (cash flow hedge).

Notes to the Consolidated Interim Financial Statements
March 31, 2025

At the beginning of the transaction, the Company documents the relationship that exists between hedging instruments and hedged items, as well as their objectives for risk management purposes and strategy to conduct the different hedging operations.
The Company also documents its evaluation both at the beginning and at the end of each period if the derivatives used in hedging transactions are highly effective to offset changes in the fair value or in cash flows of hedged items.
The fair value of derivative instruments used for hedging purposes is shown in Note 13.3.
Derivatives that are not designated or do not qualify as hedging derivatives are classified as current assets or liabilities, and changes in the fair value are directly recognized through income.
a)Fair value hedge
Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recorded in the statement of income, together with any changes in the fair value of the hedged asset or liability that are attributable to the hedged risk. The gain or loss relating to the effective portion of interest rate swaps that hedge fixed rate borrowings is recognized in the statement of income within finance costs, together with changes in the fair value of the hedged fixed rate borrowings attributable to interest rate risk. The gain or loss relating to the ineffective portion is recognized in income within other income or other expenses captions. If the hedge no longer meets the criteria for hedge accounting, the adjustment to the carrying amount of a hedged item for which the effective interest method is used is amortized to income over the period to maturity using a recalculated effective interest rate.
b)Cash flow hedges
The effective portion of the gain or loss on the hedging instrument is initially recognized with a debit or credit to other comprehensive income, while any ineffective portion is immediately recognized to income, as appropriate, depending on the nature of the hedged risk. The amounts accumulated in other comprehensive income are carried over to results when the hedged items are settled or when these have an impact on income.
When a hedging instrument no longer meets the criteria for hedge accounting, any cumulative deferred gain or loss and deferred costs of hedging in equity at that time remains in equity until the forecast transaction occurs.
When the forecast transaction is no longer expected to occur, the cumulative gain or loss and deferred costs of hedging that were reported in other comprehensive income are immediately reclassified to the statement of income.
2.12Derivative financial instruments not considered as hedges
Derivative financial instruments not considered as hedges are recognized at fair value with the effect in the statement of income for the year. The Company has derivative financial instruments to hedge foreign currency risk exposure.
The Company continually evaluates the existence of embedded derivatives in both its contracts and in its financial instruments. As of March 31, 2025, and Decembre 31, 2024, the Company does not have any embedded derivatives.
2.13Deferred acquisition costs from insurance contracts
Acquisition costs from insurance contracts are classified as prepayments and correspond to insurance contracts in force, recognized using the straight-line method and on an accrual basis independent of payment date. These are recognized under other non-financial assets current.

Notes to the Consolidated Interim Financial Statements
March 31, 2025

2.14Leases
(a)Right-of-use assets
The Company recognizes right-of-use assets on the initial lease date (i.e., the date on which the underlying asset is available for use). Right-of-use assets are measured at cost, less any accumulated depreciation and impairment losses, adjusted by any new measurement of the lease liability. The cost of right-of-use assets includes the amount of recognized lease liabilities, direct initial costs incurred and lease payments made on the start date or sooner, less the lease incentives received. Unless the Company is reasonably sure it will take ownership of the leased asset at the end of the lease period, the assets recognized through right-of-use are depreciated in a straight line during the shortest period of their estimated useful life and lease period. Right-of-use assets are subject to impairment.
(b)Lease liabilities
On the lease start date, the Company recognizes lease liabilities measured at present value of lease payments that will be made during the lease period. Lease payments include fixed payments (including payments that are essentially fixed), less incentives for lease receivables, variable lease payments that are dependent on an index or rate and amounts that are expected to be paid as guaranteed residual value. Lease payments also include the exercise price of a purchase option if the Company is reasonably sure it will exercise this and penalty payments for terminating a lease, if the lease period reflects that the Company will exercise the option to terminate. Variable lease payments that are not dependent on an index or rate are recognized as expenses in the period that produces the event or condition that triggers payment.
When calculating the present value of lease payments, the Company uses the incremental borrowing rate on the initial lease date if the interest rate implicit in the lease cannot be determined easily. After the start date, the lease liability balance will increase to reflect the accumulation of interest and will diminish as lease payments are made. Furthermore, the book value of lease liabilities is remeasured in the event of an amendment, a change in the lease period, a change in the fixed lease payments in substance or a change in the assessment to buy the underlying asset.
Payments made that affect lease liabilities are presented as part of the financing activities in the cash flow statement.
(c)Short-term leases and low-value asset leases
The Company applies the short-term lease recognition exemption to leases with a lease term of 12 months or less starting on the start date and that don’t have a purchase option. It also applies the low-value asset lease recognition exemptions to leases less than the limit specified in the respective accounting standard. Lease payments in short-term leases and low-value asset leases are recognized as lineal expenses during the lease term.
(d)Significant judgments in the determination of the lease term for contracts with renewal options.

The Company determines the lease term as the non-cancellable period of the lease, together with periods covered by an option to extend the lease if it is reasonably certain that this will be exercised, or any period covered by an option to terminate the lease, if it is reasonably certain that this will not be exercised.
The Company has the option, under some of its leases, to lease assets on additional terms. The Company applies its judgment when assessing whether it is reasonably certain that it will exercise the option to renovate. In other words, it considers all the relevant factors that create an economic incentive for it to exercise the option to renovate. After the start date, the Company reevaluates the lease term if there is a

Notes to the Consolidated Interim Financial Statements
March 31, 2025

significant event or change in the circumstances that are under its control and affect its capacity to exercise (or not exercise) the option to renovate.
2.15Inventory measurement
The method used to determine the cost of inventories is the weighted average monthly cost of warehouse storage. In determining production costs for own products, the company includes the costs of labor, raw materials, materials and supplies used in production, depreciation and maintenance of the goods that participate in the production process, the costs of product movement necessary to maintain stock on location and in the condition in which they are found, and also includes the indirect costs of each task such as laboratories, process and planning areas, and personnel expenses related to production, among others.
For finished and in-process products, the company has three types of provisions, which are reviewed quarterly:
(a)Provision associated with the lower value of stock: The provision is directly identified with the product that generates it and involves three types: (i) provision of lower realizable value, which corresponds to the difference between the inventory cost of intermediary or finished products, and the sale price minus the necessary costs to bring them to the same conditions and location as the product with which they are compared; (ii) provision for future uncertain use that corresponds to the value of those products in process that are likely not going to be used in sales based on the company’s long-term plans; (iii) reprocessing costs of products that are unfeasible for sale due to current specifications.

(b)Provision associated with physical differences in inventory: A provision is made for differences that exceed the tolerance considered in the respective inventory process (physical and annual inventories are taken for the productive units in Chile and the port of Tocopilla; the business subsidiaries depend on the last zero ground obtained, but in general it is at least once a year), these differences are recognized immediately.

(c)Potential errors in the determination of stock: The company has an algorithm (reviewed at least once a year) that corresponds to diverse percentages assigned to each inventory based on the product, location, complexity involved in the associated measurement, rotation and control mechanisms.
Inventories of raw materials, materials and supplies for production are recorded at acquisition cost and recognized as current inventories when they are expected to be used within 12 months; they are classified as non-current inventories when the expected consumption timeline exceeds 1 year. Cyclical inventory checks are continuously conducted at warehouses, and general inventory checks occur every three years. Any discrepancies are recognized upon detection. The Company has a provision that is calculated quarterly based on percentages related to materials classified by warehouse and turnover. These percentages account for impairment, obsolescence and potential losses. The provision is reviewed at least annually and is based on the historical results of physical inventory checks.
2.16Non-controlling interests
Non-controlling interests are recorded in the consolidated statement of financial position within equity but separate from equity attributable to the owners of the Parent.
2.17Related party transactions
Transactions between the Company and its subsidiaries are part of the Company’s normal operations within its scope of business activities. Conditions for such transactions are normally effective for those types of operations with regard to terms and market prices. The maturity conditions vary according to the originating transaction.

Notes to the Consolidated Interim Financial Statements
March 31, 2025

2.18Property, plant and equipment
Property, plant and equipment are stated at acquisition cost, net of the related accumulated depreciation, amortization and impairment losses that they might have experienced.
In addition to the price paid for the acquisition of property, plant and equipment, the Company has considered the following concepts as part of the acquisition cost, as applicable:
(a)    Accrued interest expenses during the construction period that are directly attributable to the acquisition, construction or production of qualifying assets, which are those that require a substantial period prior to being ready for use. The interest rate used is that related to the project’s specific financing or, should this not exist, the average financing rate of the investor company.
Financing costs are not capitalized for periods that exceed the normal term of acquisition, construction or installation of an asset, such as delays, interruptions or temporary suspension of the project due to technical, financial or other problems that prevent the asset from reaching a usable condition.
(b)    The future costs that the Company will have to experience, related to the closure of its facilities at the end of their useful life, are included at the present value of disbursements expected to be required to settle the obligation and are recorded as a liability and its subsequent variation is recorded directly in results.
Having initially recognized provisions for closure and refurbishment, the corresponding cost is capitalized as an asset in “Property, plant and equipment” and amortized in line with the amortization criteria for the associated assets.
Construction-in-progress is transferred to property, plant and equipment in operation once the assets are available for use and the related depreciation and amortization begins on that date.
Extension, modernization or improvement costs that represent an increase in productivity, ability or efficiency or an extension of the useful lives of property, plant and equipment are capitalized as a higher cost of the related assets. All the remaining maintenance, preservation and repair expenses are charged to expense as they are incurred.
The replacement of assets, which increase the asset’s useful life or its economic capacity, are recorded as a higher value of property, plant and equipment with the related derecognition of replaced or renewed elements.
Gains or losses which are generated from the sale or disposal of property, plant and equipment are recognized as income (loss) and calculated as the difference between the asset’s sales value and its net carrying value.
The cost of interest is recognized by applying an average or average weighted interest rate for all financing costs incurred by the Company to the final monthly balances for works underway and comply with the requirements of the required standard.
2.19Depreciation of property, plant and equipment
Property, plant and equipment are depreciated through the straight-line distribution of cost over the estimated technical useful life of the asset, which is the period in which the Company expects to use the asset. When components of one item of property, plant and equipment have different useful lives, they are recorded as separate assets and depreciated over their expected useful lives. Useful lives and residual values are reviewed annually.
Fixed assets located in the Salar de Atacama consider useful life to be the lesser value between the technical useful life and the years remaining until 2030.
In the case of certain mobile equipment, depreciation is performed depending on the hours of operation.

Notes to the Consolidated Interim Financial Statements
March 31, 2025

The useful lives used for the depreciation and amortization of assets included in property, plant and equipment are presented below:

Classes of property, plant and equipment	Minimum life or rate (years)	Maximum life or rate (years)	Life or average rate in years
Mining assets (*)	5	10	8
Energy generating assets	5	15	8
Buildings	3	25	12
Supplies and accessories	4	15	8
Office equipment	5	10	9
Transport equipment	7	20	9
Network and communication equipment	4	15	8
IT equipment	3	11	7
Machinery, plant and equipment	3	28	11
Other fixed assets	3	20	9

(*) Mining equipment includes SQM Australia's exploration assets, which are depreciated on a unit of production basis.
2.20Goodwill
Goodwill acquired represents the excess in acquisition cost on the fair value of the Company's ownership of the net identifiable assets of the subsidiary on the acquisition date. Goodwill acquired related to the acquisition of subsidiaries is included in the line-item goodwill, which is subject to impairment tests annually or more frequently if events or changes in circumstances indicate that it might be impaired and is stated at cost less accumulated impairment losses. Gains and losses related to the sale of an entity include the carrying value of goodwill related to the entity sold.
This intangible asset is assigned to cash-generating units with the purpose of testing impairment losses. It is allocated based on cash-generating units expected to obtain benefits from the business combination from which the aforementioned goodwill acquired arose.
2.21Intangible assets other than goodwill
Intangible assets other than goodwill mainly relate to water rights, costs for rights of way for electricity lines, software and licensing costs, the development of computer software and mining property and concession rights.
(a)Water rights

Notes to the Consolidated Interim Financial Statements
March 31, 2025

Water rights acquired by the Company relate to water from natural sources and are recorded at acquisition cost. The Company separates water rights into:
i) Finite rights with amortization using the straight-line method, and
ii) Indefinite rights, which are not amortized, given that these assets represent rights granted in perpetuity to the Company and subject to an annual impairment assessment.
(b)Rights of way for electric lines
As required for the operation of industrial plants, the Company has paid rights of way to install wires for the different electric lines on third party land.

(c)Computer software
Licenses for IT programs acquired are capitalized based on their acquisition and customization costs. These costs are amortized over their estimated useful lives. The useful lives of IT programs are defined by their contracts or rights.
Expenses related to the development or maintenance of IT programs are recognized as an expense and when incurred. Costs directly related to the production of unique and identifiable IT programs controlled by the Group, and which will probably generate economic benefits that are higher than its costs during more than a year, are recognized as intangible assets. Direct costs include the expenses of employees who develop information technology software and general expenses in accordance with corporate charges received.
The costs of development for IT programs are recognized as assets are amortized over their estimated useful lives.
(d)Mining property and concession rights
The Company holds mining property and concession rights from the Chilean and Western Australian Governments. Property rights from the State of Chile are usually obtained at no initial cost (other than the payment of mining patents and minor recording expenses) and once the rights on these concessions have been obtained, they are retained by the Company while annual patents are paid. Such patents, which are paid annually, are recorded as prepaid assets and amortized over the following twelve months. Amounts attributable to mining concessions acquired from third parties different from the Chilean Government are recorded at acquisition cost within intangible assets.
The finite useful life of mining properties is calculated using the productive unit method, except for the mining properties owned by Corfo, which have been leased to the Company and grant it the right to exclusively exploit them until December 31, 2030.
Minimum and maximum amortization lives or rates of intangible assets:

Notes to the Consolidated Interim Financial Statements
March 31, 2025

Estimated useful life or amortization rate	Minimum Life or Rate	Maximum Life or Rate
Water rights	1 year	Indefinite
Rights of way	Indefinite	Indefinite
Corfo Mining properties (1)	5 years	5 years
Mining rights	Unit-production method
Intellectual property	9 years	14 years
IT programs	1 year	7 years

(1) Mining properties owned by CORFO and leased to the Company, which grant it the exclusive right to exploit them until December 31, 2030.
2.22 Research and development expenses
Research and development expenses are charged to the statement of income in the period in which the expenditure was incurred.
2.23Exploration and evaluation expenses
The Company holds mining concessions for exploration and exploitation of ore, the Company gives the following treatment to the associated expenses:
Once the rights have been obtained, the Company records the disbursements directly associated with the exploration and evaluation of the deposit in execution as property, plant and equipment (construction in progress) at its cost. These disbursements include the following items: geological surveys, drilling, borehole extraction and sampling, activities related to the technical assessment and commercial viability of the extraction, and in general, any disbursement directly related to specific projects where the objective is to find ore resources. If the technical studies determine that the ore grade is not economically viable, the asset is directly charged to the statement of income. If determined otherwise, the asset described above is associated with the extractable ore tonnage which is amortized as it is used.
(a) Limestone and metallic exploration
These assets are included in Other non-current non-financial assets, and the portion related to the area to be exploited in the year is reclassified to inventories, if applicable. Costs related to metal exploration are charged the statement of income in the period in which they are recognized if the project assessed doesn't qualify as advanced exploration otherwise, these are amortized during the development stage.
(b) Exploration and evaluation at the Mt. Holland Project
Exploration and evaluation costs incurred prior to the commencement of mining are presented in Construction in progress, until mining had commenced, subsequently these are reclassified to Mining assets as part of its property, plant and equipment.
2.24Impairment of non-financial assets
Assets subject to depreciation and amortization are also subject to impairment testing, provided that an event or change in the circumstances indicates that the amounts in the accounting records may not be recoverable, an impairment loss is recognized for the excess of the book value of the asset over its recoverable amount.
For assets other than goodwill, the Group annually assesses whether there is any indication that a previously recognized impairment loss may no longer exist or may have decreased. Should such indications exist, the recoverable amount is estimated.

Notes to the Consolidated Interim Financial Statements
March 31, 2025

The recoverable amount of an asset is the higher between the fair value of an asset or cash generating unit less costs of sales and its value in use and is determined for an individual asset unless the asset does not generate any cash inflows that are clearly independent from other assets or groups of assets.
In evaluating value in use, estimated future cash flows are discounted using a pre-tax discount rate that reflects current market assessment, the value of money over time and the specific asset risks.
Impairment losses from continuing operations are recognized with a debit to the statement of income the categories of expenses associated with the impaired asset function.
For assets other than goodwill, a previously recognized impairment loss is only reversed if there have been changes in the estimates used to determine the asset’s recoverable amount since the last time an impairment loss was recognized. If this is the case, the carrying value of the asset is increased to its recoverable amount. This increased amount cannot exceed the carrying value that would have been determined, net of depreciation, if an asset impairment loss had not been recognized in prior years. This reversal is recognized with a credit to the statement of income.
Assets with indefinite lives are assessed for impairment annually.

2.25Dividends
Recognition of a dividend liability
A liability for a dividend payment is recognized when the dividend is duly authorized and is not at the entity's discretion. This corresponds to the date on which:
(a) The dividend declaration made, for example, by the Board of Directors, receives approval from the appropriate authority, such as the shareholders and/or as defined by contract or
(b) The dividend is declared.
For disclosures related to the Agreement with Codelco, see notes 1.6, 19.5 and 20.8.
Minimum Dividend
As required by Chilean law and regulations, the dividend policy is established by the Board of Directors and announced at the annual ordinary shareholders’ meeting. Shareholder’s approval of the dividend policy is not required. However, each year the Board must submit the declaration of the final dividend or dividends in respect of the preceding year, consistent with the then-established dividend policy, to the Annual Ordinary Shareholders’ Meeting for approval. As required by the Chilean Companies Act, unless otherwise decided by unanimous vote of the holders of issued shares, the Company must distribute a cash dividend in an amount equal to at least 30% of our consolidated net income for that year unless and to the extent there is a deficit in retained earnings. (See Note 20.5).

Notes to the Consolidated Interim Financial Statements
March 31, 2025

2.26Earnings per share
The basic earnings per share amounts are calculated by dividing the net income for the period attributable to the ordinary owners of the parent by the weighted average number of ordinary shares outstanding during the period.

Earnings per Share	For the period from January to March of the year
	2025	2024
Gains (losses) attributable to the owners of the parent	137,528	(869,508)
Weighted average number of shares	285,637,916	285,638,240
Basic earnings (losses) per share (US$)	0.4815	(3.0440) 6,339
Gains (losses) attributable to the owners of the parent	137,528	(869,508)
Weighted average number of shares	285,637,916	285,638,240
Diluted earnings per share (US$)	0.4815	(3.0440)
Serie A common share	142,819,012	142,819,336
Serie B common share	142,818,904	142,818,904
Total weighted average number of share	285,637,916	285,638,240
The Company does not have any securities that could potentially dilute earnings per share As of March 31, 2025, and 2024.

Notes to the Consolidated Interim Financial Statements
March 31, 2025

2.27Other provisions
Provisions are recognized when:
•The Company has a present, legal or constructive obligation as the result of a past event.
•It is more likely than not that certain resources must be used, to settle the obligation.
•A reliable estimate can be made of the amount of the obligation.
In the event that the provision or a portion of it is reimbursed, the reimbursement is recognized as a separate asset solely if there is certainty of income.
In the consolidated statement of income, the expense for any provision is presented net of any reimbursement.
Should the effect of the value of money over time be significant, provisions are discounted using a discount rate before tax that reflects the liability’s specific risks. When a discount rate is used, the increase in the provision over time is recognized as a finance cost.
The Company’s policy is to maintain provisions to cover risks and expenses based on a better estimate to deal with possible or certain and quantifiable responsibilities from current litigation, compensations or obligations, pending expenses for which the amount has not yet been determined, collaterals and other similar guarantees for which the Company is responsible. These are recorded at the time the responsibility or the obligation that determines the compensation or payment is generated.
2.28Obligations related to employee termination benefits and pension commitments
Obligations towards the Company’s employees comply with the provisions of the collective bargaining agreements in force, which are formalized through collective employment agreements and individual employment.
These obligations are measured using actuarial calculations, according to the projected unit credit method which considers such assumptions as the mortality rate, employee turnover, interest rates, retirement dates, effects related to increases in employees’ salaries, as well as the effects on variations in services derived from variations in the inflation rate.
Actuarial losses and gains that may be generated by variations in defined, pre-established obligations are directly recorded in “Other Comprehensive Income”.
Actuarial losses and gains have their origin in deviations between the estimate and the actual behavior of actuarial assumptions or in the reformulation of established actuarial assumptions.
The above is applicable except in the United States, where our subsidiary, SQM North America has established pension plans for its retired employees that are calculated by measuring the projected obligation using a net salary progressive rate net of adjustments for inflation, mortality and turnover assumptions, deducting the resulting amounts at present value. The net balance of this obligation is presented under the “Non-current provisions for employee benefits” (refer to Note 18.4).
2.29Compensation plans
Compensation plans implemented through benefits provided in share-based payments settled in cash are recognized in the financial statements at their fair value, in accordance with IFRS 2. Changes in the fair value of options granted are recognized with a charge to payroll in the statement of income (see Note 18.6).

Notes to the Consolidated Interim Financial Statements
March 31, 2025

2.30Revenue recognition
Revenue is an amount that reflects the consideration that the Company expects to earn in exchange for the sale of goods and services in the regular course of business. Revenue is presented net of value added tax, estimated returns, rebates and discounts and after the elimination of sales among subsidiaries.
Revenues are recognized when the specific conditions for each income stream are met, as follows:
(a)Sale of goods
The sale of goods is recognized when the Company has delivered products to the customer, and there is no obligation pending compliance that could affect the acceptance of products by the customer. The delivery does not occur until products have been shipped to the customer or confirmed as received by the customer, and the related risks of obsolescence and loss have been transferred to the customer and the customer has accepted the products in accordance with the conditions established in the sale, when the acceptance period has ended, or when there is objective evidence that those criteria required for acceptance have been met.
Sales are recognized in consideration of the price set in the sales agreement, net of volume discounts and returns at the date of the sale. Volume discounts are evaluated in consideration of annual expected purchases and in accordance with the criteria defined in agreements.
(b)Sale of services
Revenue associated with the rendering of services is recognized considering the degree of completion of the service as of the date of presentation of the consolidated classified statement of financial position, provided that the result from the transaction can be estimated reliably.
(c)Income from dividends
Income from dividends is recognized when the right to receive the payment is established.
2.31Finance income and finance costs
Finance income is mainly composed of interest income from financial instruments such as term deposits and mutual fund deposits. Interest income is recognized in the statement of income at amortized cost, using the effective interest rate method.
Finance costs are mainly composed of interest on bank borrowing, interest on bonds issued less interest capitalized for borrowing costs for the acquisition, construction or production or qualifying assets. Borrowing costs and bonds issued are also recognized in the statement of income using the effective interest rate method.
2.32Current income tax and deferred
Corporate income tax for the year is determined as the sum of current and deferred income taxes from the different consolidated companies.
Current taxes are based on the application of the various types of taxes attributable to taxable income for the period. The Company periodically assesses the positions taken in the determination of taxes with respect to situations in which the applicable tax regulation is subject to interpretation and considers whether it is probable that a tax authority will accept an uncertain tax treatment. A provision is created if it is probable that payment will be required to a taxation authority. The Company measures its tax balances based on the most probable amount or expected value, depending on which method provides a better prediction of the resolution of uncertainty.

Notes to the Consolidated Interim Financial Statements
March 31, 2025

Differences between the book value of assets and liabilities and their tax basis generate the balance of deferred tax assets or liabilities, which are calculated using the tax rates expected to be applicable when the assets and liabilities are realized.
In conformity with current tax regulations, the provision for corporate income tax and taxes on mining activity is recognized on an accrual basis, presenting the net balances of accumulated monthly tax provisional payments for the fiscal period and associated credits. The balances of these accounts are presented in current income taxes recoverable or current taxes payable, as applicable.
Current taxes and changes in deferred tax assets and liabilities that do not arise from business combinations are recognized in the statement of net income or in equity in the consolidated statement of financial position, depending on where the gains or losses that caused them were recognized.
Deferred tax assets and liabilities are offset when a legally enforceable right exists to offset tax assets with tax liabilities and the deferred tax is levied by the same tax authority on the same entity.
The recognized deferred tax liabilities refer to the amount of income tax to pay in a future period, related to taxable temporary differences.
The company does not recognize deferred tax liabilities for taxable temporary differences associated with investments in subsidiaries, branches and associates, or with interests in joint ventures, because in accordance with the standard, the following two conditions are jointly met:
(i)the parent company, investor or participant is able to control the timing of the reversal of the temporary difference; and
(ii)it is probable that the temporary difference will not be reversed in the foreseeable future.
Recognized deferred tax assets are income taxes recoverable in future periods related to:
a)deductible temporary differences;
b)compensation for losses obtained in prior periods, which have not yet been subject to tax deduction; and
c)compensation for unused credits from prior periods.
The Company recognizes deferred tax assets when it has the certainty that they can be offset with tax income from subsequent periods, unused tax losses or credits to date, but only when this availability of future tax income is probable and can be used for offsetting these unused tax losses or credits.
Moreover, the Company does not recognize deferred tax assets for all the deductible temporary differences that originate from investments in subsidiaries, branches and associates, or from joint ventures, because it is unlikely that they meet the following requirements:
(i)temporary differences are reversed in the foreseeable future; and

(ii)there is taxable profit available against which temporary differences can be used.
2.33Operating segment reporting
IFRS 8 requires that companies adopt a management approach to disclose information on the operations generated by their operating segments. In general, this is the information that management uses internally for the evaluation of segment performance and making the decision on how to allocate resources for this purpose.
An operating segment is a group of assets and operations responsible for providing products or services subject to risks and performance that are different from those of other business segments. A geographical segment is responsible for providing products or services in a given economic environment subject to risks and performance that are different from those of other segments operating in other economic environments.

Notes to the Consolidated Interim Financial Statements
March 31, 2025

Allocation of assets and liabilities, to each segment is not possible given that these are associated with more than one segment, except for depreciation, amortization and impairment of assets, which are directly allocated in accordance with the criteria established in the costing process for product inventories to the corresponding segments.
2.34Primary accounting criteria, estimates and assumptions
Management is responsible for the information contained in these consolidated annual accounts, which expressly indicate that all the principles and criteria included in IFRS, as issued by the IASB, have been applied in full.
In preparing the consolidated financial statements of the Company and its subsidiaries, management has made significant judgments and estimates to quantify certain assets, liabilities, revenues, expenses and commitments included therein. Basically, these estimates refer to:
•Depreciation expense is determined using useful lives estimated on current facts and past experience and take into consideration the expected physical life of the asset, the potential for technological obsolescence, and regulations. (See Notes 3.21, 15 and 16).
•Impairment losses of certain assets - Goodwill and intangible assets that have an indefinite useful life are not amortized and are assessed for impairment on an annual basis, or more frequently if the events or changes in circumstances indicate that these may have deteriorated Other assets, including property, plant and equipment, exploration assets, goodwill and intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that their carrying amounts exceed their recoverable amounts. If an impairment assessment is required, the assessment of fair value or value in use often requires estimates and assumptions such as discount rates, exchange rates, commodity prices, future capital requirements and future operating performance. Changes in such estimates could impact on the recoverable values of these assets. Estimates are reviewed regularly by management (See Notes 15 and 16).
•Assumptions used in calculating the actuarial amount of pension-related and severance indemnity payment benefit commitments (See Note 18).
•Contingencies – The amount recognized as a provision, including legal, contractual, constructive and other exposures or obligations, is the best estimate of the consideration required to settle the related liability, including any related interest charges, considering the risks and uncertainties surrounding the obligation. In addition, contingencies will only be resolved when one or more future events occur or fail to occur. Therefore, the assessment of contingencies inherently involves the exercise of significant judgment and estimates of the outcome of future events. The Company assesses its liabilities and contingencies based upon the best information available, relevant tax laws and other appropriate requirements (See Note 21). If the Company is unable to rationally estimate the obligation or concluded no loss is probable but it is reasonably possible that a loss may be incurred, no provision is recorded but disclosed in the notes to the consolidated financial statements.
•Volume determination for certain in-process and finished products is based on topographical measurements and technical studies that cover the different variables (density for bulk inventories and density and porosity for the remaining stock, among others), and related allowance.
•Estimates for obsolescence provisions to ensure that the carrying value of inventory is not in excess of the net realizable inventory valuation. (See Note 11).

Notes to the Consolidated Interim Financial Statements
March 31, 2025

Even though these estimates have been made on the basis of the best information available on the date of preparation of these consolidated financial statements, certain events may occur in the future and oblige their amendment (upwards or downwards) over the next few years, which would be made prospectively.

3.35 Government grants
The Company recognizes an unconditional government grant in the income statement as part of other income when the associated cash flows are received.
3.36 Environment
In general, the company follows the criterion that the amounts allocated to environmental protection and improvement are considered as environmental expenditure. However, the amounts of certain items are considered as property, plant and equipment where appropriate.

Notes to the Consolidated Interim Financial Statements
March 31, 2025

Note 4    Financial risk management
3
3.1Financial risk management policy
The Company’s financial risk management policy is focused on safeguarding the stability and sustainability of the Company and its subsidiaries regarding all such relevant financial uncertainty components.
The Company’s operations are subject to certain financial risk factors that may affect its financial position or results. The most significant risk exposures are market risk, liquidity risk, currency risk, credit risk, and interest rate risk, among others.
The financial risk management structure includes identifying, determining, analyzing, quantifying, measuring and controlling these events. Management and in particular, Finance Management, is responsible for constantly assessing the financial risk.
3.2    Risk Factors
(a)Credit risk
A global economic contraction may have potentially negative effects on the financial assets of the Company, which are primarily made up of financial investments and trade receivables, and the impact on of our customers could extend the payment terms of the Company's receivables by increasing its exposure to credit risk. Although measures are taken to minimize the risk, this global economic situation could mean losses with adverse material effects on the business, financial position or statement income of the Company's operations.
Trade receivables: to mitigate credit risk, the Company maintains active control of collection and requires the use of credit insurance. Credit insurance covering the risk of insolvency and unpaid invoices correspond to 90% of all receivables with third parties. The credit risk associated with receivables is analyzed in Note 13.2 b) and the related accounting policy can be found in Note 3.6.
Concentrations of credit risk with regard to trade receivables are reduced, owing to the Company’s large number of clients and their distribution around the globe.
No significant modifications have been made during the period to risk models or parameters used in comparison to December 31, 2024, and no modifications have been made to contractual cash flows that have been significant during this period. In December 2024, cash flows received from insurance claims were included in the determination of the allowance for doubtful accounts. The effect of this change was not significant for the financial statements as of December 31, 2024.
Bank promissory notes: Negotiable promissory notes issued by a bank, payable upon maturity at the request of clients to guarantee the Company’s collection. Bank promissory notes are accepted based on the classification used by the Industrial and Commercial Bank of China Limited (ICBC), which provides a list of accepted banks for clearing and/or collection of these documents based on their credit rating.

Notes to the Consolidated Interim Financial Statements
March 31, 2025

The classification used for bank promissory notes is as follows:
-S: Large banks
-T: Small-to-medium-sized banks
-T1: Financial services companies
-Others

ICBC Classification	As of March 31, 2025	As of December 31, 2024
	ThUS$	ThUS$
S	2,013	5,894
T	14	13,626
T1	5,127	12,744
Others	10	7,476
Total	7,164	39,740

Financial investments: correspond to time deposits whose maturity date is greater than 90 days and less than 360 days from the date of investment, so they are not exposed to excessive market risks. The counterparty risk in implementation of financial operations is assessed on an ongoing basis for all financial institutions in which the Company holds financial investments.
The credit quality of financial assets that are not past due or impaired can be evaluated by reference to external credit ratings (if they are available) or historical information on counterparty late payment rates.
The following financial assets correspond to time deposits of less than 90 days and investment funds held in cash and cash equivalents as of March 31, 2025.

Financial institution	Financial assets	Rating			As of March 31, 2025
		Moody´s	S&P	Fitch	ThUS$
Banco Santander	Time deposits	P-1	A-1	F1	164,472
Scotiabank Chile	Time deposits	-	-	F1+	122,599
Banco Estado	Time deposits	P-1	A-1	F2	2,006
Banco Crédito e Inversiones	Time deposits	P-1	A-2	F2	63,868
Banco de Chile	Time deposits	P-1	A-1	-	4,810
Banco Itaú CorpBanca	Time deposits	P-1	A-2	-	42,143
KBC Bank N.V.	Time deposits	P-2	A-2	F1	22,663
Banco Crédito e Inversiones	Investment fund	AA+	-	-	5,988
JP Morgan US dollar Liquidity Fund Institutional	Investment fund	Aaa-mf	-	-	21,996
Legg Mason - Western Asset Institutional cash reserves	Investment fund	-	-	AAAmmf	123,667
Total					574,212

Notes to the Consolidated Interim Financial Statements
March 31, 2025

The following financial assets correspond to term deposits over 90 days and margin call as of March 31, 2025:

Financial institution	Financial assets	Rating			As of March 31, 2025
		Moody´s	S&P	Fitch	ThUS$
Banco Crédito e Inversiones	Time deposits	P-1	A-2	F2	230,981
Banco Estado	Time deposits	P-1	A-1	F2	92,100
Banco Santander	Time deposits	P-1	A-1	F1	81,485
Banco Itaú CorpBanca	Time deposits	P-1	A-2	-	50,180
Scotiabank Chile	Time deposits	-	-	F1+	102,108
Banco de Crédito e inversiones Miami	Time deposits	P-1	A-1	F1+	100,534
Santander US	Time deposits	-	A-2	F1	40,240
Total					697,628
The following financial assets correspond to time deposits of less than 90 days and investment funds held in cash and cash equivalents of December 31, 2024:

Financial institution	Financial assets	Rating			As of December 31, 2024
		Moody´s	S&P	Fitch	ThUS$
Banco Santander	Time deposits	P-1	A-1	F1	104,542
Scotiabank Chile	Time deposits	-	-	F1+	106,564
Banco Estado	Time deposits	P-1	A-1	F2	104,084
Banco Crédito e Inversiones	Time deposits	P-1	A-2	F2	1,003
Banco de Chile	Time deposits	P-1	A-1	-	6,307
Banco Crédito e Inversiones	Investment fund	AA+	-	-	4,997
JP Morgan US dollar Liquidity Fund Institutional	Investment fund	Aaa-mf	-	-	1,974
Legg Mason - Western Asset Institutional cash reserves	Investment fund	-	-	AAAmmf	122,337
Total					451,808

The following financial assets correspond to term deposits over 90 days and margin call as of December 31, 2024:

Notes to the Consolidated Interim Financial Statements
March 31, 2025

Financial institution	Financial assets	Rating			As of December 31, 2024
		Moody´s	S&P	Fitch	ThUS$
Banco Crédito e Inversiones	Time deposits	P-1	A-2	F2	174,684
Banco Estado	Time deposits	P-1	A-2	F2	90,975
Banco Santander	Time deposits	P-1	A-1	F1	415,851
Banco Itaú CorpBanca	Time deposits	P-1	A-2	-	66,166
Scotiabank Chile	Time deposits	-	-	F1+	240,164
Bank of Nova Scotia	Time deposits	P-1	A-1	F1+	51,025
KBC Bank	Time deposits	-	A-2	F1	22,397
Total					1,061,262
(b)Exchange risk
The functional currency of the company is the US dollar, due to its influence on the determination of price levels, its relation to the cost of sales and considering that a significant part of the Company’s business is conducted in this currency. However, the global nature of the Company’s business generates an exposure to exchange rate variations of several currencies with the US dollar. Therefore, the Company maintains hedge contracts to mitigate the exposure generated by its main mismatches (net between assets and liabilities) in currencies other than the US dollar against the exchange rate variation, updating these contracts periodically depending on the amount of mismatches to be covered in these currencies. Occasionally, subject to the approval of the Board, the Company ensures short-term cash flows from certain specific line items in currencies other than the US dollar.
A significant portion of the Company’s costs, especially salary payments, are associated with the Peso. Therefore, an increase or decrease in its exchange rate with the US dollar will provoke a respective decrease or increase in these accounting costs, which would be reflected in the Company’s statement income. By the first quarter of 2025, approximately US$218 million accumulated in expenses are associated with the Peso.
As of March 31, 2025, the Company held derivative instruments classified as hedges of foreign exchange risks associated with 100% of all the bond obligations denominated in UF, for a net liability fair value of US$9.21 million. This air is explained primarily by the USD/CLP exchange rate observed at the end of the period. As of December 31, 2024, this value corresponds to a net liability amounting US$ 25.83 million.
Furthermore, as of March 31, 2025, the Company held derivative instruments classified as hedges of foreign exchange risks associated with 100% of all nominative time deposits in UF and in pesos, at a net asset fair value of US 1.77 million. As of December 31, 2024, a net liability fair value was recognized for an amount of US$15.40 million of net asset.
To ensure the difference between its assets and liabilities, the Company held the following derivative contracts as of March 31, 2025 (as the absolute value of the sum of their notional amounts): US$ 173.5 million in Chilean peso/dollar derivative contracts, US$ 39.66 million in euro/dollar derivative contracts, US$ 17.03 million in South African rand/dollar derivative contracts, US$ 334.00 million in Chinese renminbi/dollar derivative contracts, US$ 32.30 million in Australian dollar/dollar derivative contracts and US$ 7.00 million in other currencies.

Notes to the Consolidated Interim Financial Statements
March 31, 2025

These derivative contracts are held with domestic and foreign banks, which have the following credit ratings as of March 31, 2025:

Financial institution	Financial assets	Rating
		Moody´s	S&P	Fitch
MUFG	Derivative	P-1	-	F1
Merrill Lynch International	Derivative	P-1	A-2	F1+
JP Morgan	Derivative	P-1	A-1	F1+
Morgan Stanley	Derivative	P-1	A-2	F1
The Bank of Nova Scotia	Derivative	P-1	A-1	F1+
Banco Itaú Corpbanca	Derivative	P-2	A-2	-
Banco de Chile	Derivative	P-1	A-1	-
Barclays	Derivative	P-2	A-2	F1
HSBC	Derivative	P-2	A-2	F1+

(c)Interest rate risk
Interest rate fluctuations, primarily due to the uncertain future behavior of markets, may have a material impact on the financial results of the Company. Significant increases in the rate could make it difficult to access financing at attractive rates for the Company's investment projects.
The Company maintains current and non-current financial debt at fixed rates and SOFR rate plus spread.
As of March 31, 2025, approximately 10.8% of the Company's financial obligations are subject to variations in the SOFR rate. The long-term loans subject to SOFR plus a spread are held with Bank of Nova Scotia and Banco Santander/Kexim. The SOFR exposure is being hedged through derivatives.
(d)Liquidity risk

Notes to the Consolidated Interim Financial Statements
March 31, 2025

Liquidity risk relates to the funds needed to comply with payment obligations. The Company’s objective is to maintain financial flexibility through a comfortable balance between fund requirements and cash flows from regular business operations, bank borrowings, bonds, short-term investments and marketable securities, among others. For this purpose, the Company keeps a high liquidity ratio, which enables it to cover current obligations with clearance. (As of March 31, 2025, this was 2.88 and 2.51 for December 31, 2024).
The Company has an important capital expense program which is subject to change over time.
On the other hand, world financial markets go through periods of contraction and expansion that are unforeseeable in the long-term and may affect The Company’s access to financial resources. Such factors may have a material adverse impact on the Company’s business, financial position and results of operations.
The Company constantly monitors the matching of its obligations with its investments, taking due care of the maturities of both, from a conservative perspective, as part of this financial risk management strategy. As of March 31, 2025, the Company had unused, available revolving credit facilities with banks, for a total of US$1,679 million.
Cash and cash equivalents are invested in highly liquid mutual funds with an AAA risk rating.

All current assets divided by all current liabilities.
The following table shows the maturity profile of the financial liabilities according to their contractual flows.

As of March 31, 2025 (Figures expressed in millions of US dollars)	Nature of undiscounted cash flows
	Carrying amount	Less than 1 year	1 to 5 years	Over 5 years	Total
Bank borrowings	1,139.83	632.56	213	106.78	952.34
Unsecured obligations	3,568.30	179.74	1,267.09	3,317.05	4,763.88
Sub total	4,708.13	812.3	1,480.09	3,423.83	5,716.22
Hedging liabilities	15.42	4.96	27.59	2.25	34.8
Derivative financial instruments	3.62	3.62	-	-	3.62
Sub total	19.04	8.58	27.59	2.25	38.42
Current and non-current lease liabilities (1)	81.25	26.04	58.24	1.01	85.29
Trade accounts payable and other accounts payable	405.47	405.47	-	-	405.47
Total	5,213.89	1,252.39	1,565.92	3,427.09	6,245.4

(1) Leases subject to variability are not included.

Notes to the Consolidated Interim Financial Statements
March 31, 2025

As of December 31, 2024 (Figures expressed in millions of US dollars)	Nature of undiscounted cash flows
	Carrying amount	Less than 1 year	1 to 5 years	Over 5 years	Total
Bank borrowings	984.80	907.07	77.49	71.89	1,056.45
Unsecured obligations	3,815.34	433.76	1,258.08	3,355.57	5,047.41
Sub total	4,800.14	1,340.83	1,335.57	3,427.46	6,103.86
Hedging liabilities	28.76	6.4	40.33	10.34	57.07
Derivative financial instruments	0.16	0.16	-	-	0.16
Sub total	28.92	6.56	40.33	10.34	57.23
Current and non-current lease liabilities (1)	83.81	25.12	62.49	0.67	88.28
Trade accounts payable and other accounts payable	471.45	471.45	-	-	471.45
Total	5,384.32	1,843.96	1,438.39	3,438.47	6,720.82

(1) Leases subject to variability are not included.

As of March 31, 2025, the nominal value of the contracted cash flows in US dollars of the CCS contracts were ThUS$ 366,927 (ThUS$ 374,140 as of December 31, 2024).
3.3Financial risk management
The Company documents and maintains methods for qualitatively measuring the effectiveness and efficiency of financial risk management strategies. These methods are consistent with SQM Group’s risk management profile.

Note 5    Separate information on the main office, parent entity and joint action agreements
4

Notes to the Consolidated Interim Financial Statements
March 31, 2025

4.1Parent’s stand-alone assets and liabilities

Parent’s stand-alone assets and liabilities	As of March 31, 2025	As of December 31, 2024
	ThUS$	ThUS$
Assets	10,288,549	9,794,433
Liabilities	(5,035,033)	(4,633,614)
Equity	5,253,516	5,160,819
4.2Parent entity
Pursuant to Article 99 of the Securities Market Law, the CMF may determine that a company does not have a controlling entity in accordance with the distribution and dispersion of its ownership. On November 30, 2018, the CMF issued the ordinary letter No. 32,131 whereby it determined that the Pampa Group do not exert decisive power over the management of the Company since it does not have a predominance in the ownership that allows it to make management decisions. Therefore, the CMF has determined not to consider Pampa Group the controlling entity of the Company and that the Company does not have a controlling entity given its current ownership structure.

Notes to the Consolidated Interim Financial Statements
March 31, 2025

Note 6     Board of Directors, Senior Management and Key management personnel
5
5.1Remuneration of the Board of Directors and Senior Management
(a)Board of directors
SQM S.A. is managed by a Board of Directors which is composed of 8 directors, who are elected for a three-year period. The Board of Directors was elected during the ordinary shareholders’ meeting held on April 25, 2024, which included the election of two independent directors. Subsequent to such election, the following is the integration of the Company's committees:
-Directors’ Committee: This committee is comprised by Gina Ocqueteau Tacchini, Antonio Gil Nievas and Hernán Büchi Buc, with Ms. Ocqueteau and Mr. Gil as independent members.
-The Company’s Health, Safety and Environment Committee: This committee is comprised of Georges de Bourguignon, Patricio Contesse Fica and Gonzalo Guerrero Yamamoto.
-Corporate Governance Committee: This committee is comprised of Patricio Contesse Fica, Hernán Büchi Buc and Xu Tieying.
During the periods covered by these financial statements, there are no pending receivable and payable balances between the Company, its directors or members of Senior Management, other than those related to remuneration, fee allowances and profit-sharing. There were no transactions between the Company, its directors and senior management between January and March 2025.
(b)Board of Directors’ Compensation
Board members’ compensation for 2025, that is from April 25, 2025 to April 24, 2026, was determined by the Annual General Shareholders Meeting held on April 24, 2025. It is as follows:
(i)The payment of a fixed, gross and monthly amount of UF 800 in favor of the Chairman of the Board of Directors, of UF 700 in favor of the vice-president of the board of directors and of UF 600 in favor of the remaining six directors and regardless of the number of Board of Directors’ Meetings held or not held during the related month.
(ii)A variable gross amount payable to the Chairman and Vice President of the board of Directors, equivalent to 0.12% of net income before tax earned by the Company (the “Profit”) during the respective business year for each; and
(iii)A variable gross amount payable to each Company director, excluding the Chairman and Vice President of the board of directors, equivalent to 0.06% of the net income for the respective fiscal year.
Compensation of the Board for 2024, that is from April 25, 2024 to April 24, 2025, was determined by the Annual General Shareholders Meeting held on April 25, 2024. It is as follows:
(iv)The payment of a fixed, gross and monthly amount of UF 800 in favor of the Chairman of the Board of Directors, of UF 700 in favor of the vice-president of the board of directors and of UF 600 in favor of the remaining six directors and regardless of the number of Board of Directors’ Meetings held or not held during the related month.
(v)A variable gross amount payable to the Chairman and Vice President of the board of directors equivalent to 0.12% of the net liquid income that the Company effectively obtains during the respective business year for each; and
(vi)A variable gross amount payable in local currency to each Company director, excluding the Chairman and Vice President of the Company, equivalent to 0.06% of the net liquid income that the Company effectively obtains during the respective business year.
The maximum limit on directors’ 2024 variable compensation will be set at 110% of the amount of variable compensation paid to the Company's directors for the 2023 fiscal year.

Notes to the Consolidated Interim Financial Statements
March 31, 2025

The aforementioned fixed and variable amounts shall not be challenged, and those expressed in percentage terms shall be paid immediately after the respective annual general shareholders meeting approves the financial statements, the annual report, the account inspectors report and the external auditors report for the respective year.
Accordingly, the compensation and profit sharing paid to members of the Directors' Committee and the directors as of March 31, 2025, amounted to ThUS$ 677 and as of March 31, 2024 to ThUS$ 729.
(c)Directors’ Committee compensation
Compensation for the Board of Directors is the same for both 2024 and 2025, as follows:
(i)The payment of a fixed, gross and monthly amount of UF 200 in favor of each of the 3 directors who were members of the Directors’ Committee, regardless of the number of meetings of the Directors’ Committee that have or have not been held during the month concerned.
(ii)The payment in domestic currency and in favor of each of the 3 directors of a variable and gross amount equivalent to 0.02% of total net income from the respective business year 2024 business year, and 0.02% of the net income before tax obtained by the Company during the respective business year for 2025.
For calculation of the variable compensation for 2024 that directors will be entitled to receive, the upper threshold will be set at 110% of the amount paid to the Company’s directors as variable compensation for the 2023 business year.
These fixed and variable amounts for both periods shall not be challenged and those expressed in percentage terms shall be paid immediately after the respective annual general shareholders meeting approves the financial statements, the annual report, the account inspectors report and the external auditors report for the respective year.
(d)Health, Safety and Environmental Matters Committee:
The remuneration of this committee for the 2024 period was composed of the payment of a fixed, gross, monthly amount of UF 100 for each of the 3 directors on the committee regardless of the number of meetings it has held. For the 2025 period, this remuneration remains unchanged.
(e)Corporate Governance Committee
The remuneration for this committee for the 2024 period was composed of the payment of a fixed, gross, monthly amount of UF 100 for each of the 3 directors on the committees regardless of the number of meetings it has held. For the 2025 period, this remuneration remains unchanged.
(f)Guarantees constituted in favor of the directors
No guarantees have been constituted in favor of the directors.
(g)Senior management compensation:

(i)This includes a monthly fixed salary and variable performance bonuses. (See Note 6.2)
(ii)The Company has an annual bonus plan based on goal achievement and individual contribution to the Company’s results. These incentives are structured as a minimum and maximum number of gross monthly salaries and are paid once a year.
(iii)In addition, there are retention bonuses for its executives (see Note 18.6)

(h)Guarantees pledged in favor of the Company’s management
No guarantees have been pledged in favor of the Company’s management.

Notes to the Consolidated Interim Financial Statements
March 31, 2025

(i)Pensions, life insurance, paid leave, shares in earnings, incentives, disability loans, other than those mentioned in the above points.
The Company’s Management and Directors do not receive or have not received any benefit during the ended March 31, 2025 and the year ended December 31, 2024 or compensation for the concept of pensions, life insurance, paid time off, profit sharing, incentives, or benefits due to disability other than those mentioned in the preceding points.
5.2    Key management personnel compensation
As of March 31, 2025 and 2024, the number of the key management personnel is 187 and 171, respectively.

Key management personnel compensation	For the period ended March 31, 2025	For the period ended March 31, 2024
	ThUS$	ThUS$
Key management personnel compensation	17,433	11,072

Please also see the description of the compensation for executives in Note 18.6.

Notes to the Consolidated Interim Financial Statements
March 31, 2025

Notes to the Consolidated Interim Financial Statements
March 31, 2025

Nota 7     Background on companies included in consolidation and non-controlling interests
7.1 Assets, liabilities and profit of consolidated subsidiaries as of March 31, 2025.

Subsidiaries	Assets	Liabilities	Revenue	Net profit (loss)	Comprehensive income (loss) Currents
Currents	Non-currents	Currents	Non-currents
ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQM Nitratos S.A.	655,821	119,333	490,615	13,758	61,428	9,619	9,609
SQM Potasio SpA	3,536	1,665,526	1,082,831	2,071	530	(44,924)	(44,736)
Serv. Integrales de Tránsito y Transf. S.A.	8,486	29,535	14,931	6,222	5,865	380	358
Isapre Norte Grande Ltda.	845	1,157	988	236	838	35	35
Ajay SQM Chile S.A.	52,914	2,561	32,193	714	13,254	914	914
Almacenes y Depósitos Ltda.	-	-	-	-	-	1,981	2,039
SQM Salar SpA	2,239,053	2,960,600	3,038,278	297,267	450,841	59,683	59,764
SQM Industrial S.A.	1,661,503	1,141,303	952,155	101,782	271,528	17,097	16,951
Exploraciones Mineras S.A.	8,340	22,710	97	-	-	52	52
Sociedad Prestadora de Servicios de Salud Cruz del Norte S.A.	546	305	337	342	879	6	(15)
Soquimich Comercial S.A.	115,935	12,753	54,417	6,790	18,425	922	905
Comercial Agrorama Ltda.	365	1	397	13	150	4	5
Comercial Hydro S.A.	4,766	-	1	13	9	4	4
Agrorama S.A.	2	-	3,973	-	-	1	2
Orcoma SpA	465	12,656	12,197	54	-	-	-
Orcoma Estudio SpA	7,336	-	2,675	-	-	1	1
SQM MAG SPA	3,971	383	1,396	6	1,482	251	251
Sociedad Contractual Minera Búfalo	4,806	51,902	57,657	-	-	69	69
SQM Nueva Potasio SpA	-	1,864,108	4,596	-	-	68,199	68,280
SQM Lab SpA	66	284	-	-	-	-	-
SQM North America Corp.	182,545	17,660	178,240	514	82,881	889	889
RS Agro Chemical Trading Corporation A.V.V.	-	-	-	-	-	-	-
Nitratos Naturais do Chile Ltda.	123	142	2,912	-	-	(39)	(39)
SQM Corporation N.V.	290	141,000	3,661	-	-	3,206	3,206
SQM Ecuador S.A.	28,726	783	19,353	72	10,227	67	67
SQM Brasil Ltda.	253	-	240	1,875	-	(44)	(44)
Subtotal	4,980,693	8,044,702	5,954,140	431,729	918,337	118,373	118,567
* Information based on the stand-alone financial statements of each subsidiary.

50

Notes to the Consolidated Interim Financial Statements
March 31, 2025

Subsidiaries	Assets		Liabilities		Revenue	Net profit (loss)	Comprehensive income (loss) Currents
	Currents	Non-currents	Currents	Non-currents
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQMC Holding Corporation L.L.P.	39,957	25,039	741	-	-	2,477	2,477
SQM Japan Co. Ltd.	3,535	94	566	29	767	87	87
SQM Europe N.V.	585,240	4,777	158,080	2,778	227,806	11,351	11,351
SQM Indonesia S.A.	3	-	-	-	-	-	-
SQM Comercial de México S.A. de C.V.	161,300	13,546	58,815	3,268	81,486	88	88
SQM Investment Corporation N.V.	6,346	417,943	104	-	-	9,630	9,630
Royal Seed Trading Corporation A.V.V.	-	-	-	-	-	-	-
SQM France S.A.	345	6	114	-	-	-	-
Administración y Servicios Santiago S.A. de C.V.	105	-	336	-	-	1	1
SQM Nitratos México S.A. de C.V.	94	-	13	-	-	(2)	(2)
Soquimich European Holding B.V.	23,873	535,267	253	31	-	12,729	12,729
SQM Iberian S.A.	66,792	5,016	33,901	61	32,284	(1,219)	(1,219)
SQM Africa Pty Ltd.	32,957	2,735	17,465	978	11,955	136	136
SQM Oceania Pty Ltd.	7,486	78	4,397	-	2,081	333	333
SQM Beijing Commercial Co. Ltd.	1,398	-	24	-	-	14	14
SQM Thailand Limited	-	-	-	-	-	-	-
SQM Colombia SAS	20,938	2,434	19,008	1,774	5,519	(405)	(405)
SQM Shanghai Chemicals Co. Ltd.	459,246	285,985	242,906	788	347,800	21,470	21,470
SQM Australia Pty Ltd.**	230,636	1,538,782	673,053	30,416	15,536	(42,500)	(42,500)
Soquimich LLC	138,759	1,050	110,150	-	75,547	(6,152)	(6,152)
SQM Holland B.V.	13,773	10,755	1,851	-	9,988	305	305
Soquimich Comercial Brasil Ltda.	22	34	29	17	-	(45)	(45)
SQM Comercial Perú S.A.C.	54,229	7,193	44,894	70	20,258	921	921
SQM India Private Limited	861	131	579	9	51	(24)	(24)
Sichuan Dixin New Energy Co., LTD	33,637	102,621	26,323	-	13,717	(745)	(745)
SQM (Shanghai) Industrial Co, Ltd.	50,528	1,088	48,529	186	32,756	1,127	1,127
SQM Lithium Europe NV	93,426	1,044	89,724	-	56,868	814	814
SQM Japan Lithium Co. Ltd.	188	183	66	224	-	1	1
SQM Lithium North America Corporation	37,197	274	33,196	-	15,838	(433)	(433)
Sociedad Quimica y Minera Maroc	160	3	22	-	-	(78)	(78)
Subtotal	2,063,031	2,956,078	1,565,139	40,629	950,257	9,881	9,881
Total	7,043,724	11,000,780	7,519,279	472,358	1,868,594	128,254	128,448

Notes to the Consolidated Interim Financial Statements
March 31, 2025

* Information based on the stand-alone financial statements of each subsidiary.
** Pirra Lithium Pty Ltd. is included within SQM Australia Pty Ltd.

Notes to the Consolidated Interim Financial Statements
March 31, 2025

Assets and, liabilities of consolidated subsidiaries as of December 31, 2024 and profit of consolidated subsidiaries for the period ended March 31, 2024

Subsidiaries	Assets	Liabilities	Revenue	Net profit (loss) Currents	Comprehensive income (loss) Currents Non-currents
Currents	Non-currents	Currents	Non-currents
ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQM Nitratos S.A.	565,757	118,494	409,379	13,700	56,736	10,150	10,172
SQM Potasio SpA	3,064	1,594,356	967,034	1,985	579	(853,675)	(854,017)
Serv. Integrales de Tránsito y Transf. S.A.	5,017	30,478	12,895	6,090	6,255	957	966
Isapre Norte Grande Ltda.	756	1,112	937	213	603	30	14
Ajay SQM Chile S.A.	55,487	2,452	35,622	663	19,683	1,211	1,211
Almacenes y Depósitos Ltda.	182	-	-	-	-	6	(146)
SQM Salar SpA	2,178,964	2,977,590	3,058,299	293,438	554022	(1,043,273)	(1,043,730)
SQM Industrial S.A.	1,657,901	1,143,004	969,152	100,780	266,991	6,606	9,415
Exploraciones Mineras S.A.	8,250	22,710	58	-	-	45	45
Sociedad Prestadora de Servicios de Salud Cruz del Norte S.A.	505	321	349	297	627	6	7
Soquimich Comercial S.A.	107,001	12,824	45,370	6,783	17,492	629	616
Comercial Agrorama Ltda.	378	1	412	12	88	5	2
Comercial Hydro S.A.	4,764	-	1	14	9	3	3
Agrorama S.A.	2	-	3,804	-	35	11	8
Orcoma SpA	451	12,638	12,163	56	-	(41)	(41)
Orcoma Estudio SpA	7,334	-	2,675	-	-	22	22
SQM MAG SpA	3,789	384	1,467	5	1,334	188	188
Sociedad Contractual Minera Búfalo	4,144	50,792	55,954	-	-	(171)	(171)
SQM Nueva Potasio SpA	-	1,804,818	-	-	-	-	-
SQM Lab SpA	350	-	-	-	-	-	-
SQM North America Corp.	194,583	15,855	189,327	550	96,126	(3,309)	(3,309)
RS Agro Chemical Trading Corporation A.V.V.	-	-	-	-	-	163	163
Nitratos Naturais do Chile Ltda.	125	139	2,873	-	-	461	461
SQM Corporation N.V.	290	137,605	3,655	-	-	(950)	(950)
SQM Ecuador S.A.	27,347	818	18,076	72	11,745	(81)	(81)
SQM Brasil Ltda.	266	-	237	1,848	-	249	249
Subtotal	4,826,707	7,926,391	5,789,739	426,506	1,032,325	(1,880,758)	(1,878,903)
* Information based on the stand-alone financial statements of each subsidiary.

Notes to the Consolidated Interim Financial Statements
March 31, 2025

Subsidiarias	Activos		Pasivos		Ingresos de actividades ordinarias	Ganancia (pérdida) neta	Resultado Integral
	Corrientes	No corrientes	Corrientes	No corrientes
	MUS$	MUS$	MUS$	MUS$	MUS$	MUS$	MUS$
SQMC Holding Corporation L.L.P.	38,606	24,400	1,229	-	-	1,339	1,339
SQM Japan Co. Ltd.	3,928	100	1,045	35	22,443	(142)	(142)
SQM Europe N.V.	526,471	4,961	110,750	2,874	336,557	(2,055)	(2,055)
SQM Indonesia S.A.	3	-	-	-	-	-	-
SQM Comercial de México S.A. de C.V.	168,365	13,476	66,172	2,995	74,331	(4,296)	(4,296)
SQM Investment Corporation N.V.	6,240	407,883	110	-	-	(4,595)	(4,595)
Royal Seed Trading Corporation A.V.V.	-	-	-	-	-	13,829	13,829
SQM France S.A.	345	6	114	-	-	-	-
Administración y Servicios Santiago S.A. de C.V.	107	-	338	-	-	(2)	(2)
SQM Nitratos México S.A. de C.V.	97	-	14	-	-	1	1
Soquimich European Holding B.V.	23,624	522,085	276	31	-	(3,765)	(3,765)
SQM Iberian S.A.	57,855	4,736	23,461	76	26,233	(1,599)	(1,599)
SQM Africa Pty Ltd.	39,347	3,085	24,213	1,105	14,057	(15)	(15)
SQM Oceania Pty Ltd.	6,876	88	4,129	-	1,563	(214)	(214)
SQM Beijing Commercial Co. Ltd.	1,390	-	29	-	-	(186)	(186)
SQM Thailand Limited	-	-	-	-	-	-	-
SQM Colombia SAS	14,082	2,721	12,132	1,677	6,438	(1,449)	(1,449)
SQM Shanghai Chemicals Co. Ltd.	448,376	293,372	248,486	-	395,558	(18,692)	(18,692)
SQM Australia Pty Ltd.	180,440	1,536,559	679,055	29,262	-	(5,936)	(5,936)
Soquimich LLC	117,931	1,346	83,467	-	54,575	(27,749)	(27,749)
SQM Holland B.V.	13,948	11,301	2,876	-	5,462	(354)	(354)
Soquimich Comercial Brasil Ltda.	63	38	25	21	-	(29)	(29)
SQM Comercial Perú S.A.C.	50,530	7,271	42,170	94	-	-	-
SQM India Private Limited	879	79	512	18	-	-	-
Sichuan Dixin New Energy Co., LTD	34,145	102,924	27,136	-	-	-	-
SQM (Shanghai) Industrial Co, Ltd.	36,614	1,150	35,763	227	-	-	-
SQM Lithium Europe NV	129,572	1,187	125,803	-	-	-	-
SQM Japan Lithium Co. Ltd.	442	118	177	193	-	-	-
SQM Lithium North America Corporation	28,228	288	23,535	-	-	-	-
Sociedad Química y Minera Maroc	207	-	-	-	-	-	-
Subtotal	1,928,711	2,939,174	1,513,017	38,608	937,217	(55,909)	(55,909)
Total	6,755,418	10,865,565	7,302,756	465,114	1,969,542	(1,936,667)	(1,934,812)

Notes to the Consolidated Interim Financial Statements
March 31, 2025

* Information based on the stand-alone financial statements of each subsidiary.

7.2 Non-controlling interests

Subsidiary	% of interests in the ownership held by non-controlling interests	Profit (loss) attributable to non-controlling interests for the period ended		Equity, non-controlling interests for the period ended		Dividends paid to non-controlling interests for the period ended
		As of March 31, 2025	As of March 31, 2024	As of March 31, 2025	As of March 31, 2024	As of March 31, 2025	As of March 31, 2024
		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQM Potasio SpA	0.0000001%	-	-	-	-	-	-
Ajay SQM Chile S.A.	49.00000%	443	594	11,059	10,389	611	607
Soquimich Comercial S.A.	39.36168%	363	247	26,561	26,614	363	-
Comercial Agrorama Ltda.	30.00000%	-	-	-	-	-	-
Pirra Lithium Pty Ltd.	20.00000%	-	-	1,302	-	-	-
SQM Thailand Limited	0.00200%	-	-	-	-	-	-
Total		806	841	38,922	37,003	974	607

* For disclosures related to the Agreement with Codelco see notes 1.6, 3.25, 19.5 and 20.8.

Notes to the Consolidated Interim Financial Statements
March 31, 2025

Notes to the Consolidated Interim Financial Statements
March 31, 2025

Note 8 Equity-accounted investees
6
7
7.1Investments in associates recognized according to the equity method of accounting
As of March 31, 2025, and December 31, 2024, in accordance with criteria established in Note 2:

Associates	Equity-accounted investees		Share in income of associates accounted for using the equity method for the period ended		Share in other comprehensive income of associates accounted for using the equity method for the period ended		Share in total other comprehensive income of associates accounted for using the equity method for the period ended
	As of March 31, 2025	As of December 31, 2024	As of March 31, 2025	As of March 31, 2024	As of March 31, 2025	As of March 31, 2024	As of March 31, 2025	As of March 31, 2024
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Ajay North America	19,274	17,470	1,711	1,617	-	-	1,711	1,617
Ajay Europe SARL	9,528	6,403	1,364	935	536	(317)	1,900	618
SAS Adionics	17,484	-	(386)	(397)	(883)	(122)	(1,269)	(519)
Total	46,286	23,873	2,689	2,155	(347)	(439)	2,342	1,716

Associate	Description of the nature of the relationship	Address	Country of incorporation	Share of ownership in associates	Dividends received for the period ending
					March 31, 2025	March 31, 2024
					ThUS$	ThUS$
Abu Dhabi Fertilizer Industries WWL	Distribution and commercialization of specialty plant nutrients in the Middle East.	PO Box 71871, Abu Dhabi	United Arab Emirates	37%	-	-
Ajay North America	Production and distribution of iodine and iodine derivatives.	1400 Industry RD Power Springs GA 30129	United States of America	49%	1,073	-
Ajay Europe SARL	Production and distribution of iodine and iodine derivatives.	Z.I. du Grand Verger BP 227 53602 Evron Cedex	France	50%	-	-
SAS Adionics	Lithium extraction, salt separation, water treatment for production and lithium cleaning.	17 bis Avenue des Andes Les Ulis, 91940	France	20%	-	-
Total					1,073	-

Notes to the Consolidated Interim Financial Statements
March 31, 2025

7.2Assets, liabilities, revenue and expenses of associates

Associate	As of March 31, 2025				For the period ended March 31, 2025
	Assets		Liabilities		Revenue	Net income (loss)	Other comprehensive income	Comprehensive income
	Current	Non-current	Current	Non-current
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Ajay North America	31,001	16,590	8,255	-	19,276	3,493	-	3,493
Ajay Europe SARL	27,470	4,410	12,825	-	20,394	2,726	15	2,741
SAS Adionics	11,453	10,169	997	4,893	109	(1,931)	-	(1,931)
Total	69,924	31,169	22,077	4,893	39,779	4,288	15	4,303

Associate	As of December 31, 2024				For the period ended March 31, 2024
	Assets		Liabilities		Revenue	Net income (loss)	Other comprehensive income	Comprehensive income
	Current	Non-current	Current	Non-current
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Ajay North America	28,246	16,438	9,032	-	23,436	3,300	-	3,300
Ajay Europe SARL	27,615	3,953	18,762	-	21,415	1,870	(633)	1,237
SAS Adionics	-	-	-	-	526	(1,986)	(612)	(2,598)
Total	55,861	20,391	27,794	-	45,377	3,184	(1,245)	1,939

Notes to the Consolidated Interim Financial Statements
March 31, 2025

Notes to the Consolidated Interim Financial Statements
March 31, 2025

7.3Disclosures regarding interests in associates
(a) Transactions for the period ended March 31, 2025:
•As of March 31, 2025, the Company reclassified the investment held in SAS Adionics from "Other non-current financial assets" to "Investment accounted for under the equity method."
(b) Transactions for the period ended December 31, 2024
•As of December 31, 2024, the investment held in SAS Adionics, amounting to ThUS$18,756, was presented under "Other non-current financial assets."

Notes to the Consolidated Interim Financial Statements
March 31, 2025

Note 9 Joint Ventures
8
8.1Investment in joint ventures accounted for under the equity method of accounting.

Joint Venture	Equity-accounted investees		Share in income (loss) of joint ventures accounted for using the equity method for the period ended		Share on other comprehensive income joint ventures accounted for using the equity method for the period ended		Share on total comprehensive income of joint ventures accounted for using the equity method for the period ended
	As of March 31, 2025	As of December 31, 2024	As of March 31, 2025	As of March 31, 2024	As of March 31, 2025	As of March 31, 2024	As of March 31, 2025	As of March 31, 2024
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQM Vitas Fzco.	8,465	8,422	43	(1,747)	-	(577)	43	(2,324)
Pavoni & C. SpA	7,831	7,508	100	72	179	(111)	279	(39)
Covalent Lithium Pty Ltd. (1)	-	-	439	(512)	-	(132)	439	(644)
Pirra Lithium Pty Ltd.	-	3,535	-	-	-	-	-	-
Azure Minerals	540,840	542,456	-	-	(233)	-	(233)	-
Total	557,136	561,921	582	(2,187)	(54)	(820)	528	(3,007)
(1) Investments accounted for using the equity method with a negative value are included within “Other non-current provisions” in the amount of ThUS$ 821. The effects resulting from the share in the profit (loss) of this joint venture as of March 31, 2025, amount to ThUS$ (439), and are included within “other (losses) gains”.

Notes to the Consolidated Interim Financial Statements
March 31, 2025

(1)The amounts shown in the following table represent those used in the recognition of the equity method for SQM Vitas Fzco:

Joint Venture	Equity-accounted investees		Share in income (loss) of joint ventures accounted for using the equity method, for the period ended		Share on other comprehensive income of joint ventures accounted for using the equity method, for the period ended		Share on total comprehensive income of joint ventures accounted for using the equity method, for the period ended
	As of March 31, 2025	As of December 31, 2024	As of March 31, 2025	As of March 31, 2024	As of March 31, 2025	As of March 31, 2024	As of March 31, 2025	As of March 31, 2024
SQM Vitas Perú S.A.C. (*)	-	-	-	866	-	-	-	866
Total	-	-	-	866	-	-	-	866

Joint venture	Description of the nature of the relationship	Domicile	Country of incorporation	Share of interest in ownership	Dividends received for the year ending
					As of March 31, 2025	As of March 31, 2024
					ThUS$	ThUS$
SQM Vitas Fzco.	Production and commercialization of specialty plant, animal nutrition and industrial hygiene.	Jebel ALI Free Zone P.O. Box 18222, Dubai	United Arab Emirates	50%	-	12,500
Pavoni & C. SpA	Production of specialty fertilizers and others for distribution in Italy and other countries.	Corso Italia 172, 95129 Catania (CT), Sicilia	Italy	50%	-	-
Covalent Lithium Pty Ltd.	Development and operation of the Mt Holland Lithium project, which will include the construction of a lithium extraction and refining mine.	L18, 109 St Georges Tce Perth WA 6000 |PO Box Z5200 St Georges Tce Perth WA 6831	Australia	50%	-	-
SQM Vitas Perú S.A.C. (*)	Production and trading of specialty vegetable and animal nutrition and industrial hygiene.	Av. Juan de Arona 187, Torre B, Oficina 301-II, San Isidro, Lima	Peru	0%	-	-
Pirra Lithium Pty Ltd.	Exploration and development of lithium assets.	Suite 12, 11 Ventnor Avenue, West Perth, WA 6605.	Australia	40%	-	-
Azure Minerals (**)	In charge of the development of the world-class Andover lithium deposits.	51 Point Samson-Roebourne Rd, Roebourne WA 6718	Australia	50%	-	-
Total					-	12,500
(*) As of March 27, 2024, all SQM Vitas Perú S.A.C. shares had been acquired by the Company.
(**) SH Mining Pty Ltd. holds 30.57% interest in Azure Minerals.

Notes to the Consolidated Interim Financial Statements
March 31, 2025

8.2Assets, liabilities, revenue and expenses from joint ventures

Joint Venture	As of March 31, 2025				For the period ended March 31, 2025
	Assets		Liabilities		Revenue	Net income (loss)	Other comprehensive income	Comprehensive income
	Current	Non-current	Current	Non-current
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQM Vitas Fzco. (*)	16,950	-	21	-	-	86	-	86
Pavoni & C. Spa (*)	15,204	6,380	11,483	852	6,606	201	150	351
Covalent Lithium Pty Ltd.	9,610	865	9,543	2,574	-	878	-	878
Azure Minerals	41,731	45,223	2,944	39,082	-	(3,067)	-	(3,067)
Total	83,495	52,468	23,991	42,508	6,606	(1,902)	150	(1,752)

Joint Venture	As of December 31, 2024				For the period ended March 31, 2024
	Assets		Liabilities		Revenue	Net income (loss)	Other comprehensive income	Comprehensive income
	Current	Non-current	Current	Non-current
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQM Vitas Fzco. (*)	16,882	-	38	-	-	(3,494)	(1,099)	(4,593)
SQM Vitas Perú S.A.C. (*)	-	-	-	-	17,672	1,731	-	1,731
Pavoni & C. Spa (*)	11,416	5,919	7,855	877	6,341	144	(221)	(77)
Covalent Lithium Pty Ltd.	10,576	915	11,868	2,141	-	(1,024)	264	(760)
Pirra Lithium Pty Ltd.	2,720	2,006	10	-	-	-	-	-
Azure Minerals	32,907	9,071	3,561	24,254	-	-	-	-
Total	74,501	17,911	23,332	27,272	24,013	(2,643)	(1,056)	(3,699)

(*) The financial figures exclude consolidation adjustments (unrealized gains and losses).

Notes to the Consolidated Interim Financial Statements
March 31, 2025

8.3    Other Joint Venture disclosures

Joint Venture	Cash and cash equivalents		Other current financial liabilities		Other non-current financial liabilities
	As of March 31, 2025	As of December 31, 2024	As of March 31, 2025	As of December 31, 2024	As of March 31, 2025	As of December 31, 2024
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQM Vitas Fzco.	10,878	10,807	-	-	-	-
Pavoni & C. Spa	999	493	4,046	2,809	-	-
Covalent Lithium Pty Ltd.	2,710	1,403	-	-	-	-
Pirra Lithium Pty Ltd.	-	2,718	-	-	-	-
Azure Minerals	36,718	26,678	-	-	-	-
Total	51,305	42,099	4,046	2,809	-	-

Joint Venture	Depreciation and amortization expense for the period ending		Interest expense for the period ending		Income tax benefit (expense) for the period ending
	As of March 31, 2025	As of March 31, 2024	As of March 31, 2025	As of March 31, 2024	As of March 31, 2025	As of March 31, 2024
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQM Vitas Fzco.	-	-	-	-	-	-
SQM Vitas Perú S.A.C.	-	(109)	-	(70)	-	(342)
Pavoni & C. Spa	4	2	(116)	(95)	(76)	(72)
Covalent Lithium Pty Ltd.	(6)	(79)	(3)	(6)	-	(1,406)
Azure Minerals	-	-	-	-	-	-
Total	(2)	(186)	(119)	(171)	(76)	(1,820)

Notes to the Consolidated Interim Financial Statements
March 31, 2025
8.4    Disclosure of interests in joint ventures
a)Transactions conducted in 2025

•On January 14, 2025, the remaining 40% of Pirra Lithium Pty Ltd. was acquired, bringing the total to 80% capital interest and making it a subsidiary.

b)Transactions conducted in 2024

•On March 27, 2024, the Company acquired 100% interest ownership in SQM Vitas Perú S.A.C., starting its consolidation in the second quarter of 2024. The purchase price was for ThUS$ 10,116.

•During the first quarter of 2024, the share percentage in Pirra Lithium Pty Ltd increased to 40% for an amount of ThUS$ 3,544.

•On May 9, 2024, the company acquired an additional 30.57% of Azure Minerals for ThUS$356,846 through SH Mining Pty Ltd., bringing total interest to 50%. As of December 31, 2023, the Company held a 19.43% interest, presented in other non-current financial assets. Further details are available in the description in Note 13.1.
8.5    Joint Operations.
In 2017, the Company acquired 50% of assets of the Mt Holland lithium project in Western Australia. The Mt Holland lithium project consists of designing, constructing and operating a mine, concentrator and refinery to produce lithium hydroxide. See note 2.6 letter a).

Notes to the Consolidated Interim Financial Statements
March 31, 2025
Note 10     Cash and cash equivalents
9
9.1 Types of cash and cash equivalents
As of March 31, 2025, and December 31, 2024, cash and cash equivalents are detailed as follows:

Cash	As of March 31, 2025	As of December 31, 2024
	ThUS$	ThUS$
Cash on hand	3,066	663
Cash in banks	1,078,811	925,380
Total Cash	1,081,877	926,043

Cash equivalents	As of March 31, 2025	As of December 31, 2024
	ThUS$	ThUS$
Short-term deposits, classified as cash equivalents	422,561	322,500
Short-term investments, classified as cash equivalents	151,651	129,308
Total cash equivalents	574,212	451,808
Total cash and cash equivalents	1,656,089	1,377,851
9.2    Short-term investments, classified as cash equivalents
As of March 31, 2025, and December 31, 2024, the short-term investments classified as cash equivalents relate to mutual funds (investment liquidity funds) for investments in:

Institution	As of March 31, 2025	As of December 31, 2024
	ThUS$	ThUS$
Legg Mason - Western Asset Institutional Cash Reserves	123,667	122,337
JP Morgan US dollar Liquidity Fund Institutional	21,996	1,974
Banco Crédito e Inversiones	5,988	4,997
Total	151,651	129,308

Short-term investments are highly liquid mutual funds that are basically invested in short-term fixed rate notes in the U.S. and in Chile market.

Notes to the Consolidated Interim Financial Statements
March 31, 2025

9.3Amount restricted cash balances
The Company has granted a guarantee consisting of financial instruments, specified in deposits, custody and administration to Banco de Chile, for its subsidiary Isapre Norte Grande Ltda., in compliance with the provisions of the Superintendence of Health, which regulates social security health institutions.
According to the regulations of the Superintendence of Health, this guarantee is for the total amount payable to its affiliates and medical providers. Banco de Chile reports the current value of the guarantee to the Superintendence of Health and Isapre Norte Grande Ltda. on a daily basis.
As of March 31, 2025, and December 31, 2024 pledged assets are as follows:

Restricted cash balances	As of March 31, 2025	As of December 31, 2024
	ThUS$	ThUS$
Isapre Norte Grande Ltda.	1,011	942
Total	1,011	942

Notes to the Consolidated Interim Financial Statements
March 31, 2025
9.4    Short-term deposits, classified as cash equivalents
The detail at the end of each balance date is as follows:

Receiver of the deposit	Type of deposit	Original Currency	Interest Rate	Placement date	Expiration date	Principal	Interest accrued to-date	As of March 31, 2025
						ThUS$	ThUS$	ThUS$
Banco Crédito e Inversiones	Fixed term	Peso	0.44%	03-04-2025	04-10-2025	19,935	82	20,017
Banco Crédito e Inversiones	Fixed term	Peso	0.44%	03-11-2025	04-29-2025	19,725	61	19,786
Banco Crédito e Inversiones	Fixed term	Peso	0.44%	03-13-2025	05-27-2025	19,810	55	19,865
Banco Crédito e Inversiones	Fixed term	Dollar	0.09%	03-31-2025	04-07-2025	4,200	-	4,200
Banco de Chile	Fixed term	Dollar	0.65%	03-13-2025	05-02-2025	800	2	802
Banco de Chile	Fixed term	Dollar	0.63%	03-14-2025	05-02-2025	2,200	5	2,205
Banco de Chile	Fixed term	Dollar	0.41%	03-20-2025	04-21-2025	1,800	3	1,803
Banco Estado	Fixed term	Dollar	0.75%	03-07-2025	05-05-2025	2,000	6	2,006
Banco Itaú CorpBanca	Fixed term	Peso	0.10%	03-26-2025	04-02-2025	2,098	1	2,099
Banco Itaú CorpBanca	Fixed term	Dollar	0.43%	03-31-2025	06-25-2025	20,020	2	20,022
Banco Itaú CorpBanca	Fixed term	Peso	0.43%	03-31-2025	06-11-2025	20,020	2	20,022
Banco Santander	Fixed term	Peso	0.44%	03-11-2025	05-08-2025	3,933	12	3,945
Banco Santander	Fixed term	Dollar	0.75%	03-05-2025	04-03-2025	500	4	504
Banco Santander	Fixed term	Dollar	0.80%	03-06-2025	05-05-2025	1,700	6	1,706
Banco Santander	Fixed term	Dollar	0.73%	03-10-2025	05-05-2025	600	2	602
Banco Santander	Fixed term	Dollar	0.71%	03-12-2025	05-05-2025	2,800	7	2,807
Banco Santander	Fixed term	Dollar	0.60%	03-17-2025	05-02-2025	1,000	2	1,002
Banco Santander	Fixed term	Dollar	0.41%	02-05-2025	05-06-2025	20,000	149	20,149
Banco Santander	Fixed term	Dollar	0.44%	02-05-2025	04-07-2025	20,366	163	20,529
Banco Santander	Fixed term	Dollar	0.42%	02-25-2025	04-29-2025	20,000	111	20,111
Subtotal						183,507	675	184,182

Notes to the Consolidated Interim Financial Statements
March 31, 2025

Receiver of the deposit	Type of deposit	Original Currency	Interest Rate	Placement date	Expiration date	Principal	Interest accrued to-date	As of March 31, 2025
						ThUS$	ThUS$	ThUS$
Banco Santander	Fixed term	Peso	0.45%	02-18-2025	04-29-2025	19,978	125	20,103
Banco Santander	Fixed term	Peso	0.44%	03-13-2025	05-08-2025	14,842	41	14,883
Banco Santander	Fixed term	Peso	0.45%	02-18-2025	04-24-2025	19,978	124	20,102
Banco Santander	Fixed term	Dollar	0.41%	02-25-2025	04-29-2025	18,000	81	18,081
Banco Santander	Fixed term	Peso	0.45%	02-20-2025	04-08-2025	19,830	118	19,948
KBC Bank N.V.	Fixed term	Dollar	0.33%	04-01-2025	06-30-2025	20,500	-	20,500
KBC Bank N.V.	Fixed term	Euro	0.17%	04-01-2025	06-30-2025	2,163	-	2,163
Scotiabank Chile	Fixed term	Dollar	0.67%	02-10-2025	04-03-2025	2,000	13	2,013
Scotiabank Chile	Fixed term	Dollar	0.27%	03-11-2025	04-01-2025	2,400	6	2,406
Scotiabank Chile	Fixed term	Peso	0.10%	03-25-2025	04-01-2025	2,413	2	2,415
Scotiabank Chile	Fixed term	Peso	0.10%	03-31-2025	04-07-2025	2,832	-	2,832
Scotiabank Chile	Fixed term	Peso	0.45%	02-13-2025	04-01-2025	19,935	140	20,075
Scotiabank Chile	Fixed term	Peso	0.44%	03-27-2025	06-04-2025	24,526	18	24,544
Scotiabank Chile	Fixed term	Peso	0.44%	03-18-2025	05-29-2025	11,558	24	11,582
Scotiabank Chile	Fixed term	Peso	0.43%	03-18-2025	04-02-2025	7,723	15	7,738
Scotiabank Chile	Fixed term	Peso	0.44%	03-18-2025	04-22-2025	19,264	40	19,304
Scotiabank Chile	Fixed term	Peso	0.44%	03-04-2025	04-29-2025	9,947	41	9,988
Scotiabank Chile	Fixed term	Peso	0.44%	03-11-2025	05-14-2025	19,641	61	19,702
Subtotal						237,530	849	238,379
Total						421,037	1,524	422,561

Notes to the Consolidated Interim Financial Statements
March 31, 2025

Receiver of the deposit	Type of deposit	Original Currency	Interest Rate	Placement date	Expiration date	Principal	Interest accrued to-date	As of December 31, 2024
						ThUS$	ThUS$	ThUS$
Banco de Chile	Fixed term	Dollar	0.43%	12-03-2024	01-06-2025	1,000	4	1,004
Banco de Chile	Fixed term	Dollar	0.08%	12-27-2024	01-03-2025	5,300	3	5,303
Banco Estado	Fixed term	Dollar	0.45%	12-10-2024	01-13-2025	500	1	501
Banco Estado	Fixed term	Dollar	0.40%	12-13-2024	01-13-2025	1,000	2	1,002
Banco Estado	Fixed term	Dollar	0.36%	12-16-2024	01-13-2025	500	1	501
Banco Estado	Fixed term	Dollar	0.27%	12-23-2024	01-13-2025	2,000	2	2,002
Banco Estado	Fixed term	Dollar	0.34%	12-26-2024	01-21-2025	50,000	39	50,039
Banco Estado	Fixed term	Dollar	0.34%	12-26-2024	01-21-2025	50,000	39	50,039
Banco Crédito e Inversiones	Fixed term	Dollar	0.46%	12-09-2024	01-13-2025	1,000	3	1,003
Banco Santander	Fixed term	Dollar	0.25%	12-24-2024	01-13-2025	500	-	500
Banco Santander	Fixed term	Dollar	0.09%	12-27-2024	01-03-2025	4,500	2	4,502
Banco Santander	Fixed term	Peso	0.44%	12-26-2024	01-14-2025	99,452	88	99,540
Scotiabank Chile	Fixed term	Dollar	0.32%	12-19-2024	01-13-2025	500	1	501
Scotiabank Chile	Fixed term	Dollar	0.18%	12-30-2024	01-13-2025	800	-	800
Scotiabank Chile	Fixed term	Peso	0.10%	12-26-2024	01-02-2025	2,509	2	2,511
Scotiabank Chile	Fixed term	Peso	0.10%	12-27-2024	01-03-2025	1,806	1	1,807
Scotiabank Chile	Fixed term	Peso	0.10%	12-30-2024	01-06-2025	1,505	-	1,505
Scotiabank Chile	Fixed term	Peso	0.45%	12-26-2024	01-28-2025	99,352	88	99,440
Total						322,224	276	322,500

Notes to the Consolidated Interim Financial Statements
March 31, 2025

Note 11    Inventories
The composition of inventory at each period-end is as follows:

Type of inventory	As of March 31, 2025	As of December 31, 2024
	ThUS$	ThUS$
Raw material and supplies for production	239,130	150,126
Products-in-progress	683,303	698,134
Finished product	866,330	853,925
Total	1,788,763	1,702,185

Non-current inventory	As of March 31, 2025	As of December 31, 2024
	ThUS$	ThUS$
Materials and spare parts	95,185	155,821
Total	95,185	155,821

As of March 31, 2025, the Company held caliche stockpiles, solutions in solar ponds and intermediary salts amounting ThUS$ 473,662 and as of December 31, 2024 was ThUS$ 462,451 (including products in progress), As of March 31, 2025, bulk inventories recognized within work in progress were ThUS$ 236,054, while as of December 31, 2024 this value amounted to ThUS$ 249,105.
As of March 31, 2025, bulk inventories recognized as part of finished products amounted to ThUS$ 129,955, while as of December 31, 2024, this balance was ThUS$ 138,625.
Current inventory provisions recognized at March 31, 2025 amount to ThUS$137,194 and ThUS$14,632 at December 31, 2024 and non-current inventory provisions amount to ThUS$47,905 at March 31, 2025 and ThUS$54,400 at December 31, 2024. For finished goods and work in progress, the provisions recorded include those associated with the lower value of the inventory (considering lower realizable value, uncertain future use, reprocessing costs for products outside specification, etc.), which differs from inventories and potential errors in inventory determination (e.g., errors of topography, grade, humidity, etc.). (See Note 3.15)

For raw materials, supplies, materials and parts, the lower value provision was associated with the proportion of defective materials and potential differences.
The breakdown of inventory allowances is detailed as follows:

Type of inventory	As of March 31, 2025	As of December 31, 2024
	ThUS$	ThUS$
Raw material and supplies for production	19,908	5,082
Products in progress	73,611	75,100
Finished product	43,675	34,450
Total	137,194	114,632

The Company has not pledged inventory as collateral for the periods indicated above.

Notes to the Consolidated Interim Financial Statements
March 31, 2025

Notes to the Consolidated Interim Financial Statements
March 31, 2025

Notes to the Consolidated Interim Financial Statements
March 31, 2025
As of March 31, 2025, and December 31, 2024, movements in provisions are detailed as follows:

Reconciliation	As of March 31, 2025	As of December 31, 2024
	ThUS$	ThUS$
Beginning balance	114,632	133,768
Increase (decrease) in carrying amount	10,153	(14,517)
Additional provision for differences in inventories	-	171
Reclassifications	13,117	-
Provision used	(708)	(4,790)
Total changes	22,562	(19,136)
Final balance	137,194	114,632
For further details, see accounting policy for inventory measurement in Note 3.15

Notes to the Consolidated Interim Financial Statements
March 31, 2025
Note 12     Related party disclosures
10
11
11.1Related party disclosures
Balances pending at the period end are not guaranteed, accrue no interest and are settled in cash, no guarantees have been delivered or received for trade and other receivables due from related parties or trade and other payables due to related parties.
11.2    Relationships between the parent and the entity
Pursuant to Article 99 of Law of the Securities Market Law, the CMF may determine that a company does not have a controlling entity in accordance with the distribution and dispersion of its ownership. On November 30, 2018, the CMF issued the ordinary letter No. 32,131 whereby it determined that Pampa Group, do not exert decisive power over the management of the Company since it does not have a predominance in the ownership that allows it to make management decisions. Therefore, the CMF has determined not to consider Pampa Group as the controlling entity of the Company and that the Company does not have a controlling entity given its current ownership structure.

Notes to the Consolidated Interim Financial Statements
March 31, 2025
11.3Detailed identification of related parties and subsidiaries
As of March 31, 2025, and December 31, 2024, the detail of entities that are identified as subsidiaries or related parties of the SQM Group is as follows:

Tax ID No	Name	Country of origin	Functional currency	Nature
96.592.190-7	SQM Nitratos S.A.	Chile	Dollar	Subsidiary
96.651.060-9	SQM Potasio SpA (6)	Chile	Dollar	Subsidiary
79.770.780-5	Serv. Integrales de Tránsito y Transf. S.A.	Chile	Dollar	Subsidiary
79.906.120-1	Isapre Norte Grande Ltda.	Chile	Peso	Subsidiary
96.592.180-K	Ajay SQM Chile S.A.	Chile	Dollar	Subsidiary
79.876.080-7	Almacenes y Depósitos Ltda. (18)	Chile	Peso	Subsidiary
79.626.800-K	SQM Salar SpA (7)	Chile	Dollar	Subsidiary
79.947.100-0	SQM Industrial S.A.	Chile	Dollar	Subsidiary
76.425.380-9	Exploraciones Mineras S.A.	Chile	Dollar	Subsidiary
76.534.490-5	Sociedad Prestadora de Servicios de Salud Cruz del Norte S.A.	Chile	Peso	Subsidiary
79.768.170-9	Soquimich Comercial S.A.	Chile	Dollar	Subsidiary
76.064.419-6	Comercial Agrorama Ltda. (1)	Chile	Peso	Subsidiary
96.801.610-5	Comercial Hydro S.A.	Chile	Dollar	Subsidiary
76.145.229-0	Agrorama S.A.	Chile	Peso	Subsidiary
76.359.919-1	Orcoma Estudios SpA	Chile	Dollar	Subsidiary
76.360.575-2	Orcoma SpA	Chile	Dollar	Subsidiary
76.686.311-9	SQM MAG SpA	Chile	Dollar	Subsidiary
77.114.779-8	Sociedad Contractual Minera Búfalo	Chile	Dollar	Subsidiary
76.630.159-2	SQM Nueva Potasio SpA (8)	Chile	Dollar	Subsidiary
78.009.141-K	SQM Lab SpA (17)	Chile	Dollar	Subsidiary
Foreign	SQM North America Corp.	United States of America	Dollar	Subsidiary
Foreign	RS Agro Chemical Trading Corporation A.V.V. (2)	Aruba	Dollar	Subsidiary
Foreign	Nitratos Naturais do Chile Ltda.	Brazil	Dollar	Subsidiary
Foreign	SQM Corporation N.V.	Curacao	Dollar	Subsidiary
Foreign	SQM Ecuador S.A.	Ecuador	Dollar	Subsidiary
Foreign	SQM Brasil Ltda.	Brazil	Dollar	Subsidiary
Foreign	SQMC Holding Corporation.	United States of America	Dollar	Subsidiary
Foreign	SQM Japan Co. Ltd.	Japan	Dollar	Subsidiary
Foreign	SQM Europe N.V.	Belgium	Dollar	Subsidiary
Foreign	SQM Indonesia S.A.	Indonesia	Dollar	Subsidiary
Foreign	SQM Comercial de México S.A. de C.V.	United States of America	Dollar	Subsidiary
Foreign	SQM Investment Corporation N.V.	United States of America	Dollar	Subsidiary
Foreign	Royal Seed Trading Corporation A.V.V. (3)	Mexico	Dollar	Subsidiary
Foreign	SQM France S.A.	Curacao	Dollar	Subsidiary
Foreign	Administración y Servicios Santiago S.A. de C.V.	Aruba	Dollar	Subsidiary
Foreign	SQM Nitratos México S.A. de C.V.	United States of America	Dollar	Subsidiary
Foreign	Soquimich European Holding B.V.	Panama	Dollar	Subsidiary
Foreign	SQM Iberian S.A.	France	Dollar	Subsidiary
Foreign	SQM Nitratos S.A.	Mexico	Dollar	Subsidiary
Foreign	SQM Potasio SpA (6)	Mexico	Dollar	Subsidiary
Foreign	Serv. Integrales de Tránsito y Transf. S.A.	Netherlands	Dollar	Subsidiary
Foreign	Isapre Norte Grande Ltda.	Spain	Dollar	Subsidiary

Notes to the Consolidated Interim Financial Statements
March 31, 2025

Tax ID No	Name	Country of origin	Functional currency	Nature
Foreign	SQM África Pty Ltd.	South Africa	Dollar	Subsidiary
Foreign	SQM Oceanía Pty Ltd.	Australia	Dollar	Subsidiary
Foreign	SQM Beijing Commercial Co. Ltd.	China	Dollar	Subsidiary
Foreign	SQM Thailand Limited (15)	Thailand	Dollar	Subsidiary
Foreign	SQM Colombia SAS	Colombia	Dollar	Subsidiary
Foreign	SQM Australia Pty	Australia	Dollar	Subsidiary
Foreign	SQM (Shanghai) Chemicals Co. Ltd.	China	Dollar	Subsidiary
Foreign	Soquimich LLC	South Korea	Dollar	Subsidiary
Foreign	SQM Holland B.V.	Netherlands	Dollar	Subsidiary
Foreign	Soquimich Comercial Brasil Ltda.	Brazil	Dollar	Subsidiary
Foreign	Blue Energy Business and Trade (Shanghai) Co., Ltd. (4)	China	Chinese Yuan	Subsidiary
Foreign	SQM Comercial Perú S.A.C. (5)	Peru	Dollar	Subsidiary
Foreign	SQM India Private Limited (9)	India	Indian Rupee	Subsidiary
Foreign	Sichuan Dixin New Energy Co., Ltd. (10)	China	Chinese Yuan	Subsidiary
Foreign	SQM (Shanghai) Industrial Co, Ltd. (11)	China	Dollar	Subsidiary
Foreign	SQM Lithium Europe NV (12)	Belgium	Dollar	Subsidiary
Foreign	SQM Lithium North America Corporation (13)	United States of America	Dollar	Subsidiary
Foreign	Sociedad Química y Minera Maroc (14)	Marocco	Moroccan Dirham	Subsidiary
Foreign	SQM Japan Lithium Co. Ltd. (16)	Japan	Dollar	Subsidiary
Foreign	Harding Battery Minerals (Novo JV)	Australia	Dollar	Subsidiary
Foreign	Pirra Lithium Pty Ltd (19)	Australia	Australian Dollar	Subsidiary
Foreign	SQM Hellas A.E. (20)	Grecee	Dollar	Subsidiary
Foreign	Ajay North America	United States of America	Dollar	Associate
Foreign	Ajay Europe SARL	France	Euro	Associate
Foreign	SAS Adionics	France	Euro	Associate
Foreign	Abu Dhabi Fertilizer Industries WWL	United Arab Emirates	Arab Emirates dirham	Associate
Foreign	SQM Vitas Fzco	United Arab Emirates	Arab Emirates dirham	Joint venture
Foreign	Pavoni & C, SpA.	Italy	Euro	Joint venture
Foreign	Covalent Lithium Pty Ltd.	Australia	Dollar	Joint venture
Foreign	Azure Minerals	Australia	Australian Dollar	Joint venture
Foreign	SH Mining Pty Ltd	Australia	Australian Dollar	Joint venture
Foreign	SQM Vitas Brasil Agroindustria	Brazil	Brazilian real	Other related parties

(1)SQM has control over the management of Comercial Agrorama Ltda.
(2)RS Agro Chemical Trading Corporation A.V.V. was liquidated during the first quarter of 2024.
(3)Royal Seed Trading Corporation A.V.V. was liquidated during the first quarter of 2024.
(4)Blue Energy Business and Trade (Shanghai) Co., Ltd. was incorporated on March 21, 2024.
(5)On March 27, 2024, 100% of SQM Vitas Perú S.A.C. was acquired. In April 2024, SQM Vitas Perú S.A.C. changed its corporate name to SQM Comercial Perú S.A.C.
(6)On May 31, 2024, SQM Potasio S.A. was transformed from SQM Potasio S.A. to SQM Potasio SpA.
(7)On May 31, 2024, SQM Salar S.A. was transformed from SQM Salar S.A. to SQM Salar SpA.
(8)On May 31, 2024, SQM Potasio SpA was divided creating SQM Nueva Potasio SpA.
(9)The subsidiary SQM India Private Limited was incorporated on April 22, 2024.
(10)The subsidiary Sichuan Dixin New Energy Co., Ltd. was acquired on April 30, 2024.
(11)SQM (Shanghai) Industrial Co., Ltd. was incorporated on September 18, 2024.
(12)On September 9, 2024, the subsidiary SQM Lithium Europe NV was incorporated.
(13)On September 17, 2024, the subsidiary SQM Lithium North America Corporation was incorporated.
(14)On July 18, 2024, Sociedad Química y Minera Maroc was incorporated.
(15)In the fourth quarter of 2024, SQM Thailand Limited was liquidated.
(16)On October 2024 the subsidiary SQM Japan Lithium Co. Ltd. was incorporated.
(17)On December 16, 2024, the subsidiary SQM Lab SpA was incorporated.
(18)On January 30, 2025 Almacenes y Depósitos Ltda. was dissolved.
(19)On January 14, 2025, the remaining 40% of Pirra Lithium Pty Ltd. was acquired, bringing the total capital interest to 80%.
(20)On March 12, 2025, SQM Hellas A.E. was incorporated.

Notes to the Consolidated Interim Financial Statements
March 31, 2025

The following other related parties correspond to mining contractual corporations.

Tax ID No.	Name	Country of origin	Functional currency	Relationship
N/A	Sociedad Contractual Minera Pampa Unión	Chile	Peso	Other related parties

Below is a list of transactions with clients and suppliers with whom a relationship with key Company personnel was identified:

Tax ID No	Name	Country of origin	Nature
90.193.000-7	El Mercurio S.A.P.	Chile	Other related parties
92.580.000-7	Empresa Nacional de Telecomunicaciones S.A.	Chile	Other related parties
96.806.980-2	Entel PCS Telecomunicaciones S.A.	Chile	Other related parties
97.004.000-5	Banco de Chile	Chile	Other related parties
99.012.000-5	Compañía de Seguros de Vida Consorcio Nacional	Chile	Other related parties
65.614.340-1	Corporación Endeavor Chile	Chile	Other related parties
82.135.600-8	Instituto Chileno administración Racional Empresas	Chile	Other related parties
76.075.542-7	Comercial e inversiones Comatel	Chile	Other related parties
96.806.111-3	Dartel S.A.	Chile	Other related parties
76.327.076-9	Comercial Larraín Norte S.A.	Chile	Other related parties

Notes to the Consolidated Interim Financial Statements
March 31, 2025
11.4    Detail of related parties and related party transactions
Transactions between the Company and its subsidiaries, associated businesses, joint ventures and other related parties are part of the Company's common transactions. Their conditions are those customaries for this type of transactions in respect of terms and market prices. Maturity terms for each case vary by virtue of the transaction giving rise to them.
For the period ended March 31, 2025 and 2024, the detail of significant transactions with related parties is as follows:

Tax ID No	Name	Nature	Country of origin	Transaction	As of March 31, 2025	As of March 31, 2024
					ThUS$	ThUS$
Foreign	Ajay Europe S.A.R.L.	Associate	France	Sale of products	7,812	9,707
Foreign	Ajay North America LL.C.	Associate	United States of America	Sale of products	7,627	11,940
Foreign	Ajay North America LL.C.	Associate	United States of America	Dividends	1,073	-
Foreign	SQM Vitas Brasil Agroindustria	Other related parties	Brazil	Sale of products	-	5,991
Foreign	SQM Vitas Perú S.A.C.	Other related parties	Peru	Sale of products	-	6,515
Foreign	Pavoni & CPA	Joint venture	Italy	Sale of products	1,075	2,091
Foreign	SQM Vitas Fzco	Joint venture	United Arab Emirates	Dividends	-	12,500
Chile	Banco de Chile	Other related parties	Chile	Service Provider	(11,824)	(13,030)
Chile	El Mercurio S.A.P.	Other related parties	Chile	Service Provider	(22)	(45)
Chile	Compañía de Seguros de Vida Consorcio Nacional	Other related parties	Chile	Service Provider	(6)	(7)
Chile	Entel PCS Telecomunicaciones S.A.	Other related parties	Chile	Service Provider	(50)	(107)
Chile	Empresa Nacional de Telecomunicaciones	Other related parties	Chile	Service Provider	(112)	(114)
Chile	Instituto Chileno administración Racional Empresas	Other related parties	Chile	Service Provider	(1)	-
Chile	Corporación Endeavor Chile	Other related parties	Chile	Service Provider	(32)	(18)
Chile	Comercial e inversiones Comatel	Other related parties	Chile	Service Provider	(102)	-
Chile	Dartel S.A.	Other related parties	Chile	Service Provider	(185)	-
Chile	Comercial Larraín Norte S.A.	Other related parties	Chile	Service Provider	(52)	-

Notes to the Consolidated Interim Financial Statements
March 31, 2025
11.5    Trade receivables due from related parties, current:

Tax ID No	Name	Nature	Country of origin	Currency	As of March 31, 2025	As of December 31, 2024
					ThUS$	ThUS$
Foreign	Ajay Europe S.A.R.L.	Associate	France	Euro	7,220	13,213
Foreign	Ajay North America LL.C.	Associate	United States of America	Dollar	6,191	7,232
96.511.530-7	Soc. de Inversiones Pampa Calichera	Other related parties	Chile	Dollar	4	4
Foreign	Pavoni & C. SpA	Joint venture	Italy	Euro	1,929	1,511
Foreign	Azure Minerals	Joint venture	Australia	Australian dollar	7,733	4,713
Foreign	SH Mining Pty Ltd	Joint venture	Australia	Australian dollar	6,765	2,033
Total					29,842	28,706

As of March 31, 2025, and December 31, 2024, receivables are net of provision for ThUS$ 2,810 and ThUS$ 668, respectively.

11.6    Current trade payables due to related:

Tax ID No	Name	Nature	Country of origin	Currency	As of March 31, 2025	As of December 31, 2024
					ThUS$	ThUS$
Foreign	Covalent Lithium Pty Ltd.	Joint venture	Australia	Australian dollar	3,363	4,438
Foreign	SQM Vitas Fzco	Joint venture	United Arab Emirates	Dollar	5,827	5,827
Total					9,190	10,265

11.7    Other disclosures:
Note 6 describes the remuneration of the board of directors, administration and key management personnel.

Notes to the Consolidated Interim Financial Statements
March 31, 2025
Note 13 Financial instruments
12
12.1 Types of other current and non-current financial assets

Description of other financial assets	As of March 31, 2025	As of December 31, 2024
	ThUS$	ThUS$
Financial assets at amortized cost (1)	697,628	1,061,262
Derivative financial instruments
- For hedging	5,386	15,405
- Non-hedging (2)	1,113	2,928
Total other current financial assets	704,127	1,079,595
Financial assets at fair value through other comprehensive income (3) (4) (5) (6)	40,295	57,756
Derivative financial instruments
- For hedging	5,836	2,930
Other financial assets at amortized cost	20	20
Total other non-current financial assets	46,151	60,706

Institution	As of March 31, 2025	As of December 31, 2024
	ThUS$	ThUS$
Banco de Crédito e Inversiones	230,981	174,684
Banco Morgan Stanley (3)	81,485	415,851
Banco Santander	50,180	66,166
Banco Itaú CorpBanca	100,534	-
Scotiabank Chile	102,108	240,164
Bank of Nova Scotia	40,240	-
Sumitomo Mitsui Banking	-	51,025
KBC Bank	-	22,397
Banco Estado	92,100	90,975
Total	697,628	1,061,262
(1)Corresponds to term deposits whose maturity date is greater than 90 days and less than 360 days from the investment date constituted in the aforementioned financial institutions.
(2)Correspond to forwards and options that were not classified as hedging instruments (See detail in Note 13.3).
(3)During the first quarter of 2023, the Company made an investment of ThUS$13,480 to acquire a 19.99% interest in Azure Minerals Limited (a company listed on the Australian Stock Exchange). In the third and fourth quarters, the Company made additional investments of ThUS$12,904 and ThUS$4,317, respectively, to maintain its percentage of ownership.
On May 9, 2024, the Company acquired an additional share in this entity, reaching a 50% ownership stake (for more details, see Note 9.4, section (a)). Consequently, this investment was reclassified under the joint ventures category. At the time of reclassification, the cumulative valuation recorded in the reserve for gains and losses on financial assets was transferred to retained earnings, totaling MUS$186,809. This amount reflects the total change in the fair value assessment from the initial acquisition of 19.99% to reaching the 50% ownership stake.
(1)In the first quarter of 2024, the Company invested an additional ThUS$ 4,380 in Altilium Metals Ltd., bringing the total investment to ThUS$ 12,000 and increasing its interest in the associate to 11%. During the third quarter of 2023, the Company invested ThUS$ 7,620 to acquire a 3% interest in Altilium Metals Ltd.
(2)In the first quarter of 2024, the Company contributed ThUS$ 1,285 to acquire a 14.86% interest in Salinity Solutions Ltd. During the third quarter of 2023, the Company contributed ThUS$ 3,000 to acquire a 6.82% interest in Electric Era Technologies Inc.
(3)As of December 31, 2024, the investment in SAS Adionics was classified as other non-current financial assets. During the first quarter of 2025, this investment was reclassified to investments accounted for using the equity method.
Considering that these investments (4) (5) and (6) are recent, their carrying amount is estimated to approximate their fair value.

Notes to the Consolidated Interim Financial Statements
March 31, 2025
12.2    Trade and other receivables

Trade and other receivables	As of March 31, 2025			As of December 31, 2024
	Current	Non-current	Total	Current	Non-current	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Trade receivables, current	563,229	-	563,229	537,552	-	537,552
Prepayments, current	64,055	-	64,055	33,737	-	33,737
Other receivables, current	14,877	3,219	18,096	23,063	2,727	25,790
Guarantee deposits (1)	11,916	-	11,916	11,785	-	11,785
Total trade and other receivables	654,077	3,219	657,296	606,137	2,727	608,864
See discussion about credit risk in Note 4.2.

Trade and other receivables	As of March 31, 2025			As of December 31, 2024
	Gross receivables	Impairment provision for doubtful receivables	Trade receivables, net	Gross receivables	Impairment provision for doubtful receivables	Trade receivables, net
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Trade receivables, current	565,405	(2,176)	563,229	539,948	(2,396)	537,552
Prepayments, current	64,840	(785)	64,055	34,521	(784)	33,737
Other receivables, current	17,836	(2,959)	14,877	25,712	(2,649)	23,063
Guarantee deposits (1)	11,916	-	11,916	11,785	-	11,785
Other receivables, non-current	3,219	-	3,219	2,727	-	2,727
Total trade and other receivables	663,216	(5,920)	657,296	614,693	(5,829)	608,864
(1) During the third quarter of 2022, the Company signed an agreement for an option to potentially acquire a battery-grade lithium hydroxide monohydrate plant with a production capacity of approximately 20,000 tons per year from lithium sulfate salts. In addition, the transaction secures rights to adjacent land for future expansion.
The transaction became effective in April 2024, with the acquisition of all the shares of Sichuan Dixin New Energy Co. Ltd. and the recognition of an intangible asset for ThUS$ 8,653 (see note 15, Intangible assets). Regarding the deposit of CNY 204.5 million (ThUS$ 28,152) granted to the seller in the first quarter of 2023, ThUS$ 16,071 has been reimbursed with the remaining amount being used as a guarantee while certain requirements established in the contract are fulfilled.

Notes to the Consolidated Interim Financial Statements
March 31, 2025

As of March 31, 2025, and December 31, 2024, the renegotiated portfolio represented 0% of total trade receivables.

(a)Impairment provision for doubtful receivables

As of March 31, 2025
Trade and other receivables	Trade accounts receivable days past due					Trade	Trade receivables due from related parties
	Current	1 to 30 days	31 to 60 days	61 to 90 days	Over 90 days
						ThUS$	ThUS$
Expected Loss Rate on	0%	3%	4%	13%	34%	-	-
Total Gross Book Value	542,717	16,599	2,307	398	3,384	565,405	32,652
Impairment Estimate	353	534	93	53	1,143	2,176	2,810

As of March 31, 2025
Trade and other receivables	Trade accounts receivable days past due					Trade	Trade receivables due from related parties
	Current	1 to 30 days	31 to 60 days	61 to 90 days	Over 90 days
						ThUS$	ThUS$
Expected Loss Rate on	0%	1%	2%	5%	27%	-	-
Total Gross Book Value	512,474	16,619	6,294	558	4,003	539,948	29,374
Impairment Estimate	989	163	138	26	1,080	2,396	668

As of March 31, 2025, and December 31, 2024, movements in provisions are as follows:

Provisions	As of March 31, 2025	As of December 31, 2024
	ThUS$	ThUS$
Impairment provision of accounts receivable at the beginning of the year	6,497	7,875
Impairment loss on accounts receivable for the period recognized in results	28	(639)
Write-off of receivables	-	(2,154)
Difference in exchange rate	2,205	1,415
Impairment provision of accounts receivable at the reporting date	8,730	6,497
The allowance for impairment of accounts receivable is analyzed below
Trade and other receivables	2,176	2,396
Current other receivables	3,744	3,433
Trade receivables with related parties	2,810	668

Impairment provision of Accounts Receivable	8,730	6,497

Notes to the Consolidated Interim Financial Statements
March 31, 2025

12.3Hedging assets and liabilities
The balance represents derivative financial instruments measured at fair value which have been classified as hedges for exchange and interest rate risks relating to the total obligations with the public associated with bonds in UF and investments in Chilean pesos. (See more detail in Note 4.2 b).

As of March 31, 2025	Assets	Liabilities	Total Realized (*)	Hedging Reserve in Gross Equity
Type of Instrument: Cross currency interest rate swaps and Forwards
Cash flow hedge derivatives
Short term	5,386	9,410	-	-
Long term	5,836	9,247	-	-
Subtotal	11,222	18,657	(10,490)	3,055
Type of Instrument: Forwards
Non-hedging derivatives disbursement SQM Australia Pty
Short term	-	-	-	-
Long term	-	-	-	-
Subtotal	-	-	-	-
Underlying Investments Hedge	11,222	18,657	(10,490)	3,055
Type of Instrument: Forwards/Options
Non-hedge derivatives with effect on income
Short term	1,113	4,957	-	-
Underlying Investments Hedge	1,113	4,957	(6,010)	-
Total Instruments	12,335	23,614	(16,500)	3,055

As of December 31, 2024	Assets	Liabilities	Total Realized (*)	Hedging Reserve in Gross Equity
Type of Instrument: Cross currency interest rate swaps and Forwards
Cash flow hedge derivatives
Short term	15,405	7,316	-	-
Long term	2,930	21,440	-	-
Subtotal	18,335	28,756	10,018	(20,439)
Type of Instrument: Forwards
Non-hedging derivatives disbursement SQM Australia Pty
Short term	-	-	-	-
Long term	-	-	-	-
Subtotal	-	-	-	-
Underlying Investments Hedge	18,335	28,756	10,018	(20,439)
Type of Instrument: Forwards/Options
Non-hedge derivatives with effect on income
Short term	2,928	418	-	-
Underlying Investments Hedge	2,928	418	17,131	-
Total Instruments	21,263	29,174	27,149	(20,439)

Notes to the Consolidated Interim Financial Statements
March 31, 2025

(*) The balances in the “Total Realized” column consider the effects of the contracts in effect from January 1 to March 31, 2025, and from January 1 to December 31, 2024.

Reconciliation of asset and liability hedging derivatives	As of December 31, 2024	Cash flow	Profit (loss)	Equity and other	As of March 31, 2025
Debt hedging derivatives	(25,826)	2,081	21,979	(7,443)	(9,209)
Investment hedging derivatives	15,405	279	(15,927)	2,017	1,774
Hedging derivatives – cash requirements for Australia’s business	-	-	-	-	-
Non-hedging derivatives	2,510	(346)	(6,008)	-	(3,844)

Reconciliation of asset and liability hedging derivatives	As of December 31, 2023	Cash flow	Profit (loss)	Equity and other	As of December 31, 2024
Debt hedging derivatives	2,520	6,298	(47,238)	12,594	(25,826)
Investment hedging derivatives	(18,300)	(4,368)	37,938	135	15.405
Hedging derivatives – cash requirements for Australia’s business	1,437	-	-	(1,437)	-
Non-hedging derivatives	(14,275)	(345)	17,130	-	2,510

Derivative contract maturities are detailed as follows:

Series	Contract amount	Currency	Maturity date
	ThUS$
O	58,748	UF	02-01-2030
P	134,228	UF	01-15-2028
Q	123,370	UF	06-01-2030

Effectiveness
The Company uses CCS, Forwards and IRS to hedge the potential financial risk associated with exchange rate and interest rate volatility. The objective is to hedge the exchange rate and inflation financial risks associated with bond obligations, exchange rate financial risks associated with investments in Chilean pesos, exchange rate financial risk associated with projects under construction in Australian dollars and interest rate financial risk associated with bank loans. Hedges are documented and qualitatively assessed to demonstrate their effectiveness based on a comparison of their critical terms.
The hedges used by the Company as of the reporting date are highly effective given that the amounts, currencies, exchange dates and rates of the hedged item and the hedge are aligned, maintaining a close economic relationship.

Notes to the Consolidated Interim Financial Statements
March 31, 2025

12.4    Financial liabilities
Other current and non-current financial liabilities
As of March 31, 2025, and December 31, 2024, the detail is as follows:

Other current and non-current financial liabilities	As of March 31, 2025			As of December 31, 2024
	Currents	Non-Current	Total	Currents	Non-Current	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Liabilities at amortized cost
Bank borrowings	839,248	292,572	1,131,820	847,963	129,683	977,646
Unsecured obligations	47,574	3,463,606	3,511,180	307,771	3,449,459	3,757,230
Derivative financial instruments
For hedging	9,410	9,247	18,657	7,316	21,440	28,756
Non-hedging	4,957	-	4,957	418	-	418
Total	901,189	3,765,425	4,666,614	1,163,468	3,600,582	4,764,050

Notes to the Consolidated Interim Financial Statements
March 31, 2025
a)Bank borrowings, current:
As of March 31, 2025 the detail of this caption is as follows:

Debtor			Creditor			Currency	Payment of interest	Repayment	Effective rate	Nominal rate
Tax ID No.	Company	Country	Tax ID No.	Financial institution	Country
93.007.000-9	SQM S.A.	Chile	O-E	Bank of Nova Scotia	United States of America	Dollar	Upon maturity	06-20-2025	6.20%	4.28%
93.007.000-9	SQM S.A.	Chile	O-E	Banco Santander/Kexim	Spain/South Korea	Dollar	Upon maturity	06-23-2025	4.71%	4.28%
93.007.000-9	SQM S.A.	Chile	O-E	Banco Santander/Kexim	Spain/South Korea	Dollar	Upon maturity	06-23-2025	5.00%	4.29%
93.007.000-9	SQM S.A.	Chile	97.018.000-1	Scotiabank Chile	Chile	Dollar	Upon maturity	03-19-2026	4.74%	4.74%
93.007.000-9	SQM S.A.	Chile	97.030.000-7	Banco Estado	Chile	Dollar	Upon maturity	10-21-2025	4.95%	4.95%
93.007.000-9	SQM S.A.	Chile	97.030.000-7	Banco Estado	Chile	Dollar	Upon maturity	08-21-2025	5.27%	5.27%
93.007.000-9	SQM S.A.	Chile	97.030.000-7	Banco Estado	Chile	Dollar	Upon maturity	09-02-2025	4.95%	4.95%
93.007.000-9	SQM S.A.	Chile	97.030.000-7	Banco Estado	Chile	Dollar	Upon maturity	11-17-2025	4.80%	4.80%
93.007.000-9	SQM S.A.	Chile	97.043.000-8	JPMorgan	Chile	Dollar	Upon maturity	07-10-2025	5.77%	5.77%
79.947.100-0	SQM Industrial S.A.	Chile	97.023.000-9	Banco Itau	Chile	Dollar	Upon maturity	06-19-2025	5.89%	5.89%
79.947.100-0	SQM Industrial S.A.	Chile	97.030.000-7	Banco Estado	Chile	Dollar	Upon maturity	07-11-2025	5.53%	5.53%
79.947.100-0	SQM Industrial S.A.	Chile	97.030.000-7	Banco Estado	Chile	Dollar	Upon maturity	08-08-2025	5.22%	5.22%
79.947.100-0	SQM Industrial S.A.	Chile	97.030.000-7	Banco Estado	Chile	Dollar	Upon maturity	02-02-2026	4.73%	4.73%
79.626.800-K	SQM Salar SpA	Chile	97.018.000-1	Scotiabank Chile	Chile	Dollar	Upon maturity	05-06-2025	6.06%	6.06%
79.626.800-K	SQM Salar SpA	Chile	97.018.000-1	Scotiabank Chile	Chile	Dollar	Upon maturity	03-18-2026	4.74%	4.74%
79.626.800-K	SQM Salar SpA	Chile	97.004.000-5	Banco de Chile	Chile	Dollar	Upon maturity	08-08-2025	5.22%	5.34%
79.626.800-K	SQM Salar SpA	Chile	97.004.000-5	Banco de Chile	Chile	Dollar	Upon maturity	06-16-2025	5.90%	5.90%
79.626.800-K	SQM Salar SpA	Chile	97.023.000-9	Banco Itau	Chile	Dollar	Upon maturity	04-01-2025	4.88%	4.88%

Notes to the Consolidated Interim Financial Statements
March 31, 2025

Debtor	Creditor	Nominal amounts as of March 31, 2025			Current amounts as of March 31, 2025
Company	Financial institution	Up to 90 days	90 days to 1 year	Total	Up to 90 days	90 days to 1 year	Subtotal	Borrowing costs	Total
		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQM S.A.	Bank of Nova Scotia	-	200,000	200,000	-	203,180	203,180	(628)	202,552
SQM S.A.	Banco Santander/Kexim	-	-	-	1,498	-	1,498	-	1,498
SQM S.A.	Banco Santander/Kexim	-	-	-	2,641	-	2,641	-	2,641
SQM S.A.	Scotiabank Chile	-	25,000	25,000	-	25,016	25,016	-	25,016
SQM S.A.	Banco Estado	-	40,000	40,000	-	40,193	40,193	-	40,193
SQM S.A.	Banco Estado	-	30,000	30,000	-	30,953	30,953	-	30,953
SQM S.A.	Banco Estado	-	80,000	80,000	-	82,277	82,277	-	82,277
SQM S.A.	Banco Estado	-	30,000	30,000	-	30,104	30,104	-	30,104
SQM S.A.	JPMorgan	-	50,000	50,000	-	52,116	52,116	-	52,116
SQM Industrial S.A.	Banco Itau	30,000	-	30,000	31,369	-	31,369	-	31,369
SQM Industrial S.A.	Banco Estado	-	50,000	50,000	-	51,966	51,966	-	51,966
SQM Industrial S.A.	Banco Estado	-	30,000	30,000	-	30,996	30,996	-	30,996
SQM Industrial S.A.	Banco Estado	-	20,000	20,000	-	20,139	20,139	-	20,139
SQM Salar SpA	Scotiabank Chile	50,000	-	50,000	52,675	-	52,675	-	52,675
SQM Salar SpA	Scotiabank Chile	-	50,000	50,000	-	50,033	50,033	-	50,033
SQM Salar SpA	Banco de Chile	70,000	-	70,000	73,247	-	73,247	-	73,247
SQM Salar SpA	Banco de Chile	-	40,000	40,000	-	41,359	41,359	-	41,359
SQM Salar SpA	Banco Itau	20,000	-	20,000	20,114	-	20,114	-	20,114
Total		170,000	645,000	815,000	181,544	658,332	839,876	(628)	839,248
As of December 31, 2024

Notes to the Consolidated Interim Financial Statements
March 31, 2025

Debtor			Creditor			Currency	Payment of interest	Repayment	Effective rate	Nominal rate
Tax ID No.	Company	Country	Tax ID No.	Financial institution	Country
93.007.000-9	SQM S.A.	Chile	O-E	Bank of Nova Scotia	United States of America	Dollar	Upon maturity	06-20-2025	5.93%	4.28%
93.007.000-9	SQM S.A.	Chile	O-E	Banco Santander/Kexim	Spain/South Korea	Dollar	Upon maturity	06-23-2025	4.73%	4.28%
93.007.000-9	SQM S.A.	Chile	O-E	Banco Santander/Kexim	Spain/South Korea	Dollar	Upon maturity	06-23-2025	4.27%	4.29%
93.007.000-9	SQM S.A.	Chile	97.018.000-1	Scotiabank Chile	Chile	Dollar	Upon maturity	03-26-2025	6.10%	6.10%
93.007.000-9	SQM S.A.	Chile	97.030.000-7	Banco Estado	Chile	Dollar	Upon maturity	02-14-2025	5.95%	5.95%
93.007.000-9	SQM S.A.	Chile	97.030.000-7	Banco Estado	Chile	Dollar	Upon maturity	08-21-2025	5.27%	5.27%
93.007.000-9	SQM S.A.	Chile	97.030.000-7	Banco Estado	Chile	Dollar	Upon maturity	09-02-2025	4.95%	4.95%
93.007.000-9	SQM S.A.	Chile	97.043.000-8	JPMorgan	Chile	Dollar	Upon maturity	07-10-2025	5.77%	5.77%
79.947.100-0	SQM Industrial S.A.	Chile	97.023.000-9	Banco Itau	Chile	Dollar	Upon maturity	03-07-2025	6.11%	6.11%
79.947.100-0	SQM Industrial S.A.	Chile	97.023.000-9	Banco Itau	Chile	Dollar	Upon maturity	03-07-2025	6.11%	6.11%
79.947.100-0	SQM Industrial S.A.	Chile	97.023.000-9	Banco Itau	Chile	Dollar	Upon maturity	02-25-2025	5.84%	5.84%
79.947.100-0	SQM Industrial S.A.	Chile	97.023.000-9	Banco Itau	Chile	Dollar	Upon maturity	06-19-2025	5.89%	5.89%
79.947.100-0	SQM Industrial S.A.	Chile	97.023.000-9	Banco Itau	Chile	Dollar	Upon maturity	02-07-2025	5.89%	5.89%
79.947.100-0	SQM Industrial S.A.	Chile	97.030.000-7	Banco Estado	Chile	Dollar	Upon maturity	07-11-2025	5.53%	5.53%
79.947.100-0	SQM Industrial S.A.	Chile	97.030.000-7	Banco Estado	Chile	Dollar	Upon maturity	08-08-2025	5.22%	5.22%
79.626.800-K	SQM Salar SpA	Chile	97.023.000-9	Banco Itau	Chile	Dollar	Upon maturity	02-17-2025	5.86%	5.86%
79.626.800-K	SQM Salar SpA	Chile	97.018.000-1	Scotiabank Chile	Chile	Dollar	Upon maturity	05-06-2025	6.06%	6.06%
79.626.800-K	SQM Salar SpA	Chile	97.018.000-1	Scotiabank Chile	Chile	Dollar	Upon maturity	03-26-2025	6.10%	6.10%
79.626.800-K	SQM Salar SpA	Chile	97.004.000-5	Banco de Chile	Chile	Dollar	Upon maturity	08-08-2025	5.34%	5.34%
79.626.800-K	SQM Salar SpA	Chile	97.004.000-5	Banco de Chile	Chile	Dollar	Upon maturity	06-16-2025	5.90%	5.90%

Notes to the Consolidated Interim Financial Statements
March 31, 2025

Debtor	Creditor	Nominal amounts as of December 31, 2024			Current amounts as of December 31, 2024
Company	Financial institution	Up to 90 days	90 days to 1 year	Total	Up to 90 days	90 days to 1 year	Subtotal	Borrowing costs	Total
		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQM S.A.	Bank of Nova Scotia	-	200,000	200,000	-	200,346	200,346	(839)	199,507
SQM S.A.	Banco Santander/Kexim	-	-	-	-	150	150	-	150
SQM S.A.	Banco Santander/Kexim	-	-	-	-	23	23	-	23
SQM S.A.	Scotiabank Chile	-	25,000	25,000	25,911	-	25,911	-	25,911
SQM S.A.	Banco Estado	15,000	-	15,000	15,781	-	15,781	-	15,781
SQM S.A.	Banco Estado	-	30,000	30,000	-	30,558	30,558	-	30,558
SQM S.A.	Banco Estado	-	80,000	80,000	-	81,287	81,287	-	81,287
SQM S.A.	JPMorgan	-	50,000	50,000	-	51,395	51,395	-	51,395
SQM Industrial S.A.	Banco Itau	20,000	-	20,000	20,859	-	20,859	-	20,859
SQM Industrial S.A.	Banco Itau	20,000	-	20,000	20,586	-	20,586	-	20,586
SQM Industrial S.A.	Banco Itau	10,000	-	10,000	10,429	-	10,429	-	10,429
SQM Industrial S.A.	Banco Itau	40,000	-	40,000	41,226	-	41,226	-	41,226
SQM Industrial S.A.	Banco Itau	-	30,000	30,000	-	30,928	30,928	-	30,928
SQM Industrial S.A.	Banco Estado	-	30,000	30,000	-	30,605	30,605	-	30,605
SQM Industrial S.A.	Banco Estado	-	50,000	50,000	-	51,275	51,275	-	51,275
SQM Salar SpA	Banco Itau	20,000	-	20,000	20,664	-	20,664	-	20,664
SQM Salar SpA	Scotiabank Chile	-	50,000	50,000	-	51,918	51,918	-	51,918
SQM Salar SpA	Scotiabank Chile	50,000	-	50,000	51,822	-	51,822	-	51,822
SQM Salar SpA	Banco de Chile	-	40,000	40,000	-	40,825	40,825	-	40,825
SQM Salar SpA	Banco de Chile	-	70,000	70,000	-	72,214	72,214	-	72,214
Total		175,000	655,000	830,000	207,278	641,524	848,802	(839)	847,963

Notes to the Consolidated Interim Financial Statements
March 31, 2025

b)Unsecured obligations, current:
As of March 31, 2025, the detail of current unsecured interest-bearing obligations is composed of promissory notes and bonds, as follows:

Debtor			Number of registration or ID of the instrument	Series	Maturity date	Currency	Periodicity		Effective rate	Nominal rate
Tax ID No.	Company	Country					Payment of interest	Repayment
93.007.000-9	SQM S.A.	Chile	-	ThUS$450,000	05/07/2025	Dollar	Semiannual	Upon maturity	4.10%	4.25%
93.007.000-9	SQM S.A.	Chile	-	ThUS$400,000	07/22/2025	Dollar	Semiannual	Upon maturity	4.19%	4.25%
93.007.000-9	SQM S.A.	Chile	-	ThUS$700,000	09/10/2025	Dollar	Semiannual	Upon maturity	3.42%	3.50%
93.007.000-9	SQM S.A.	Chile	-	ThUS$750,000	05/07/2025	Dollar	Semiannual	Upon maturity	6.29%	6.50%
93.007.000-9	SQM S.A.	Chile	-	ThUS$850,000	09/10/2025	Dollar	Semiannual	Upon maturity	5.27%	5.50%
93.007.000-9	SQM S.A.	Chile	564	H	07/05/2025	UF	Semiannual	Semiannual	4.76%	4.90%
93.007.000-9	SQM S.A.	Chile	699	O	08/01/2025	UF	Semiannual	Upon maturity	3.69%	3.80%
93.007.000-9	SQM S.A.	Chile	563	P	07/15/2025	UF	Semiannual	Upon maturity	3.24%	3.25%
93.007.000-9	SQM S.A.	Chile	700	Q	06/01/2025	UF	Semiannual	Upon maturity	3.54%	3.45%

Effective rates of bonds in Pesos and UF are expressed and calculated in Dollars based on the flows agreed in Cross Currency Swap Agreements.

Notes to the Consolidated Interim Financial Statements
March 31, 2025

Company	Country	Series	Nominal amounts as of March 31, 2025			Carrying amounts of maturities as of March 31, 2025
			Up to 90 days	90 days to 1 year	Total	Up to 90 days	90 days to 1 year	Subtotal	Borrowing costs	Total
			ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQM S.A.	Chile	ThUS$450,000	7,650	-	7,650	7,650	-	7,650	(677)	6,973
SQM S.A.	Chile	ThUS$400,000	-	3,258	3,258	-	3,258	3,258	(235)	3,023
SQM S.A.	Chile	ThUS$700,000	-	1,429	1,429	-	1,429	1,429	(555)	874
SQM S.A.	Chile	ThUS$750,000	19,500	-	19,500	19,500	-	19,500	(1,611)	17,889
SQM S.A.	Chile	ThUS$850,000	-	2,727	2,727	-	2,727	2,727	(1,936)	791
SQM S.A.	Chile	H	-	15,698	15,698	-	15,698	15,698	(172)	15,526
SQM S.A.	Chile	O	-	384	384	-	384	384	(81)	303
SQM S.A.	Chile	P	-	833	833	-	833	833	(12)	821
SQM S.A.	Chile	Q	1,396	-	1,396	1,396	-	1,396	(22)	1,374
Total			28,546	24,329	52,875	28,546	24,329	52,875	(5,301)	47,574
As of December 31, 2024

Notes to the Consolidated Interim Financial Statements
March 31, 2025

Debtor			Number of registration or ID of the instrument	Series	Maturity date	Currency	Periodicity		Effective rate	Nominal rate
Tax ID No.	Company	Country					Payment of interest	Repayment
93.007.000-9	SQM S.A.	Chile	-	ThUS$250,000	01-28-2025	Dollar	Semiannual	Upon maturity	0.39%	4.38%
93.007.000-9	SQM S.A.	Chile	-	ThUS$450,000	05-07-2025	Dollar	Semiannual	Upon maturity	1.98%	4.25%
93.007.000-9	SQM S.A.	Chile	-	ThUS$400,000	01-22-2025	Dollar	Semiannual	Upon maturity	3.43%	4.25%
93.007.000-9	SQM S.A.	Chile	-	ThUS$700,000	03-10-2025	Dollar	Semiannual	Upon maturity	3.14%	3.50%
93.007.000-9	SQM S.A.	Chile	-	ThUS$750,000	05-07-2025	Dollar	Semiannual	Upon maturity	6.02%	6.50%
93.007.000-9	SQM S.A.	Chile	-	ThUS$850,000	03-10-2025	Dollar	Semiannual	Upon maturity	5.86%	5.50%
93.007.000-9	SQM S.A.	Chile	564	H	01-05-2024	UF	Semiannual	Semiannual	1.55%	4.90%
93.007.000-9	SQM S.A.	Chile	699	O	02-01-2024	UF	Semiannual	Upon maturity	1.51%	3.80%
93.007.000-9	SQM S.A.	Chile	563	P	01-15-2024	UF	Semiannual	Upon maturity	1.10%	3.25%
93.007.000-9	SQM S.A.	Chile	700	Q	06-01-2024	UF	Semiannual	Upon maturity	2.23%	3.45%

Effective rates of bonds in Pesos and UF are expressed and calculated in Dollars based on the flows agreed in Cross Currency Swap Agreements.

Company	Country	Series	Nominal amounts as of December 31, 2024			Carrying amounts of maturities as of December 31, 2024
			Up to 90 days	90 days to 1 year	Total	Up to 90 days	90 days to 1 year	Subtotal	Borrowing costs	Total
			ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQM S.A.	Chile	ThUS$250,000	254,648	-	254,648	254,648	-	254,648	(36)	254,612
SQM S.A.	Chile	ThUS$450,000	-	2,869	2,869	-	2,869	2,869	(677)	2,192
SQM S.A.	Chile	ThUS$400,000	7,508	-	7,508	7,508	-	7,508	(235)	7,273
SQM S.A.	Chile	ThUS$700,000	7,554	-	7,554	7,554	-	7,554	(555)	6,999
SQM S.A.	Chile	ThUS$750,000	-	7,313	7,313	-	7,313	7,313	(1,611)	5,702
SQM S.A.	Chile	ThUS$850,000	14,415	-	14,415	14,415	-	14,415	(1,935)	12,480
SQM S.A.	Chile	H	15,844	-	15,844	15,844	-	15,844	(172)	15,672
SQM S.A.	Chile	O	907	-	907	907	-	907	(81)	826
SQM S.A.	Chile	P	1,719	-	1,719	1,719	-	1,719	(12)	1,707
SQM S.A.	Chile	Q	-	330	330	-	330	330	(22)	308
Total			302,595	10,512	313,107	302,595	10,512	313,107	(5,336)	307,771

Notes to the Consolidated Interim Financial Statements
March 31, 2025

c)Classes of bank borrowings, non-current
The following table shows the details of bank borrowings as of March 31, 2025:

Debtor			Creditor			Currency	Type of amortization	Effective rate	Nominal rate
Tax ID No.	Company	Country	Tax ID No.	Financial institution	Country
93.007.000-9	SQM S.A.	Chile	O-E	Banco Santander/Kexim	Spain/South Korea	Dollar	Upon maturity	4.71%	4.28%
93.007.000-9	SQM S.A.	Chile	O-E	Banco Santander/Kexim	Spain/South Korea	Dollar	Upon maturity	5.00%	4.26%

Debtor	Creditor	Nominal non-current maturities as of March 31, 2025				Carrying amounts and maturities as of March 31, 2025
Company	Financial institution	Between 1 and 2	Between 2 and 3	Between 3 and 4	Total	Between 1 and 2	Between 2 and 3	Between 3 and 4	Subtotal	Costs of obtaining loans	Total
		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQM S.A.	Banco Santander/Kexim	-	-	100,000	100,000	-	-	100,000	100,000	(2,472)	97,528
SQM S.A.	Banco Santander/Kexim	-	-	200,000	200,000	-	-	200,000	200,000	(4,956)	195,044
Total		-	-	300,000	300,000	-	-	300,000	300,000	(7,428)	292,572
As of December 31, 2024

Debtor			Creditor			Currency	Type of amortization	Effective rate	Nominal rate
Tax ID No.	Company	Country	Tax ID No.	Financial institution	Country
93.007.000-9	SQM S.A.	Chile	O-E	Banco Santander/Kexim	Spain/South Korea	Dollar	Upon maturity	4.73%	4.28%
93.007.000-9	SQM S.A.	Chile	O-E	Banco Santander/Kexim	Spain/South Korea	Dollar	Upon maturity	4.27%	4.29%

Debtor	Creditor	Nominal non-current maturities as of December 31, 2024				Carrying amounts and maturities as of December 31, 2024
Company	Financial institution	Between 1 and 2	Between 2 and 3	Between 3 and 4	Total	Between 1 and 2	Between 2 and 3	Between 3 and 4	Subtotal	Costs of obtaining loans	Total
		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQM S.A.	Banco Santander/Kexim	-	-	100,000	100,000	-	-	100,000	100,000	(2,997)	97,003
SQM S.A.	Banco Santander/Kexim	-	-	36,000	36,000	-	-	36,000	36,000	(3,320)	32,680
Total		-	-	136,000	136,000	-	-	136,000	136,000	(6,317)	129,683

Notes to the Consolidated Interim Financial Statements
March 31, 2025

d)Unsecured obligations, non-current
The following table shows the details of “unsecured debentures that accrue non-current interest” as of March 31, 2025:

Debtor			Number of registration or ID of the instrument	Series	Maturity date	Currency	Periodicity		Effective rate	Nominal rate
Tax ID No.	Company	Country					Payment of interest	Repayment
93.007.000-9	SQM S.A.	Chile	-	ThUS$450,000	05-07-2029	Dollar	Semiannual	Upon maturity	4.10%	4.25%
93.007.000-9	SQM S.A.	Chile	-	ThUS$400,000	01-22-2050	Dollar	Semiannual	Upon maturity	4.19%	4.25%
93.007.000-9	SQM S.A.	Chile	-	ThUS$700,000	09-10-2051	Dollar	Semiannual	Upon maturity	3.42%	3.50%
93.007.000-9	SQM S.A.	Chile	-	ThUS$750,000	11-07-2033	Dollar	Semiannual	Upon maturity	6.29%	6.50%
93.007.000-9	SQM S.A.	Chile	-	ThUS$850,000	09-10-2034	Dollar	Semiannual	Upon maturity	5.27%	5.50%
93.007.000-9	SQM S.A.	Chile	564	H	01-05-2030	UF	Semiannual	Semiannual	4.76%	4.90%
93.007.000-9	SQM S.A.	Chile	699	O	02-01-2033	UF	Semiannual	Upon maturity	3.69%	3.80%
93.007.000-9	SQM S.A.	Chile	563	P	01-15-2028	UF	Semiannual	Upon maturity	3.24%	3.25%
93.007.000-9	SQM S.A.	Chile	700	Q	06-01-2038	UF	Semiannual	Upon maturity	3.54%	3.45%

Series	Nominal non-current maturities as of March 31, 2025						Carrying amounts and maturities as of March 31, 2025
	Over 1 year to 2	Over 2 years to 3	Over 3 Years to 4	Over 4 Years to 5	Over 5 years	Total	Over 1 year to 2	Over 2 years to 3	Over 3 Years to 4	Over 4 Years to 5	Over 5 years	Subtotal	Bond issuance costs	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
ThUS$450	-	-	-	450,000	-	450,000	-	-	-	450,000	-	450,000	(2,144)	447,856
ThUS$400	-	-	-	-	400,000	400,000	-	-	-	-	400,000	400,000	(5,591)	394,409
ThUS$700	-	-	-	-	700,000	700,000	-	-	-	-	700,000	700,000	(14,100)	685,900
ThUS$750	-	-	-	-	750,000	750,000	-	-	-	-	750,000	750,000	(12,192)	737,808
ThUS$850	-	-	-	-	850,000	850,000	-	-	-	-	850,000	850,000	(16,303)	833,697
H	-	-	-	59,359	-	59,359	-	-	-	59,359	-	59,359	(646)	58,713
O	-	-	-	-	61,214	61,214	-	-	-	-	61,214	61,214	(558)	60,656
P	-	-	-	122,428	-	122,428	-	-	-	122,428	-	122,428	(25)	122,403
Q	-	-	-	-	122,428	122,428	-	-	-	-	122,428	122,428	(264)	122,164
Total	-	-	-	631,787	2,883,642	3,515,429	-	-	-	631,787	2,883,642	3,515,429	(51,823)	3,463,606

Notes to the Consolidated Interim Financial Statements
March 31, 2025

As of December 31, 2024

Debtor			Number of registration or ID of the instrument	Series	Maturity date	Currency	Periodicity		Effective rate	Nominal rate
Tax ID No.	Company	Country					Payment of interest	Repayment
93.007.000-9	SQM S.A.	Chile	-	ThUS$450,000	05-07-2029	Dollar	Semiannual	Upon maturity	4.14%	4.25%
93.007.000-9	SQM S.A.	Chile	-	ThUS$400,000	01-22-2050	Dollar	Semiannual	Upon maturity	4.23%	4.25%
93.007.000-9	SQM S.A.	Chile	-	ThUS$700,000	09-10-2051	Dollar	Semiannual	Upon maturity	3.45%	3.50%
93.007.000-9	SQM S.A.	Chile	-	ThUS$750,000	11-07-2033	Dollar	Semiannual	Upon maturity	6.89%	6.50%
93.007.000-9	SQM S.A.	Chile	-	ThUS$850,000	09-10-2034	Dollar	Semiannual	Upon maturity	5.86%	5.50%
93.007.000-9	SQM S.A.	Chile	564	H	01-05-2030	UF	Semiannual	Semiannual	4.76%	4.90%
93.007.000-9	SQM S.A.	Chile	699	O	02-01-2033	UF	Semiannual	Upon maturity	3.69%	3.80%
93.007.000-9	SQM S.A.	Chile	563	P	01-15-2028	UF	Semiannual	Upon maturity	3.24%	3.25%
93.007.000-9	SQM S.A.	Chile	700	Q	06-01-2038	UF	Semiannual	Upon maturity	3.54%	3.45%

Series	Nominal non-current maturities as of December 31, 2024						Carrying amounts and maturities as of December 31, 2024
	Over 1 year to 2	Over 2 years to 3	Over 3 Years to 4	Over 4 Years to 5	Over 5 years	Total	Over 1 year to 2	Over 2 years to 3	Over 3 Years to 4	Over 4 Years to 5	Over 5 years	Subtotal	Bond issuance costs	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
ThUS$450	-	-	-	-	450,000	450,000	-	-	-	-	450,000	450,000	(2,313)	447,687
ThUS$400	-	-	-	-	400,000	400,000	-	-	-	-	400,000	400,000	(5,644)	394,356
ThUS$700	-	-	-	-	700,000	700,000	-	-	-	-	700,000	700,000	(14,232)	685,768
ThUS$750	-	-	-	-	750,000	750,000	-	-	-	-	750,000	750,000	(12,590)	737,410
ThUS$850	-	-	-	-	850,000	850,000	-	-	-	-	850,000	850,000	(16,433)	833,567
H	-	-	-	-	63,087	63,087	-	-	-	-	63,087	63,087	(689)	62,398
O	-	-	-	-	57,830	57,830	-	-	-	-	57,830	57,830	(578)	57,252
P	-	-	-	-	115,659	115,659	-	-	-	-	115,659	115,659	(27)	115,632
Q	-	-	-	-	115,659	115,659	-	-	-	-	115,659	115,659	(270)	115,389
Total	-	-	-	-	3,502,235	3,502,235	-	-	-	-	3,502,235	3,502,235	(52,776)	3,449,459

Notes to the Consolidated Interim Financial Statements
March 31, 2025

Notes to the Consolidated Interim Financial Statements
March 31, 2025

Notes to the Consolidated Interim Financial Statements
March 31, 2025
12.5Trade and other payables
a)Details

Trade and other payables	As of March 31, 2025			As of December 31, 2024
	Current	Non-current	Current	Current	Non-current	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Accounts payable	376,575	-	376,575	448,154	-	448,154
Other accounts payable	753	-	753	1,007	-	1,007
Prepayments from customers	28,145	-	28,145	22,288	-	22,288
Total	405,473	-	405,473	471,449	-	471,449
As of March 31, 2025, and December 31, 2024, the balance of current and past due accounts payable is made up as follows:
Suppliers current on all payments

Type of Supplier	Amounts according to payment periods as of March 31, 2025
	Up to 30 Days	31 - 60 days	61 - 90 Days	91 - 120 days	121 - 365 days	366 and more days	Total
							ThUS$
Goods	246,702	7,206	82	101	75	-	254,166
Services	115,105	3,292	29	9	65	-	118,500
Others	29,144	743	38	16	5	-	29,946
Total	390,951	11,241	149	126	145	-	402,612

Type of Supplier	Amounts according to payment periods as of December 31, 2024
	Up to 30 Days	31 - 60 days	61 - 90 Days	91 - 120 days	121 - 365 days	366 and more days	Total
							ThUS$
Goods	290,688	5,248	66	25	1	-	296,028
Services	126,479	6,031	11	7	65	-	132,593
Others	40,353	159	4	-	-	-	40,516
Total	457,520	11,438	81	32	66	-	469,137

Suppliers past due on payments

Type of Supplier	Amounts according to payment periods as of March 31, 2025
	Up to 30 Days	31 - 60 days	61 - 90 Days	91 - 120 days	121 - 365 days	366 and more days	Total
							ThUS$
Goods	499	956	41	-	11	-	1,507
Services	440	117	-	-	8	-	565
Others	34	2	-	-	-	-	36
Total	973	1,075	41	-	19	-	2,108

Type of Supplier	Amounts according to payment periods as of December 31, 2024
	Up to 30 Days	31 - 60 days	61 - 90 Days	91 - 120 days	121 - 365 days	366 and more days	Total
							ThUS$
Goods	458	80	121	61	67	-	787
Services	443	-	-	9	2	-	454
Others	32	32	-	-	-	-	64
Total	933	112	121	70	69	-	1,305

Notes to the Consolidated Interim Financial Statements
March 31, 2025
Purchase commitments held by the Company are recognized as liabilities when the goods and services are received by the Company. As of March 31, 2025, the Company has purchase orders amounting to ThUS$ 126,708 and ThUS$ 141,604 as of December 31, 2024.

Notes to the Consolidated Interim Financial Statements
March 31, 2025

Notes to the Consolidated Interim Financial Statements
March 31, 2025
12.6Financial asset and liability categories
a)Financial Assets

Description of financial assets	As of March 31, 2025			As of December 31, 2024
	Current	Non-current	Total	Current	Non-current	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Cash and cash equivalent	1,656,089	-	1,656,089	1,377,851	-	1,377,851
Trade receivables due from related parties at amortized cost	29,842	-	29,842	28,706	-	28,706
Financial assets measured at amortized cost	697,628	20	697,648	1,061,262	20	1,061,282
Trade and other receivables	654,077	3,219	657,296	606,137	2,727	608,864
Total financial assets measured at amortized cost	3,037,636	3,239	3,040,875	3,073,956	2,747	3,076,703
Financial instruments for hedging purposes	5,386	5,836	11,222	15,405	2,930	18,335
Derivative financial instruments with effect in profit or loss (non-hedging)	1,113	-	1,113	2,928	-	2,928
Financial assets classified as at fair value through other comprehensive income	-	40,295	40,295	-	57,756	57,756
Total financial assets at fair value	6,499	46,131	52,630	18,333	60,686	79,019
Total financial assets	3,044,135	49,370	3,093,505	3,092,289	63,433	3,155,722

Financial Liabilities

Description of financial liabilities	As of March 31, 2025			As of December 31, 2024
	Current	Non-current	Total	Current	Non-current	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
For hedging purposes through other comprehensive income	9,410	9,247	18,657	7,316	21,440	28,756
Derivative financial instruments with effect in profit or loss (non-hedging)	4,957	-	4,957	418	-	418
Financial liabilities at fair value	14,367	9,247	23,614	7,734	21,440	29,174
Bank loans	839,248	292,572	1,131,820	847,963	129,683	977,646
Unsecured obligations	47,574	3,463,606	3,511,180	307,771	3,449,459	3,757,230
Lease Liabilities	23,998	57,249	81,247	23,011	60,801	83,812
Trade and other payables	405,473	-	405,473	471,449	-	471,449
Total financial liabilities at amortized cost	1,316,293	3,813,427	5,129,720	1,650,194	3,639,943	5,290,137
Total financial liabilities	1,330,660	3,822,674	5,153,334	1,657,928	3,661,383	5,319,311

Notes to the Consolidated Interim Financial Statements
March 31, 2025
12.7    Fair value measurement of finance assets and liabilities
The fair value hierarchy is detailed as follows:
(a)Level 1: The fair value of financial instruments traded in active markets (such as publicly traded derivatives, and equity securities) is based on quoted market prices at the end of the reporting period. The quoted market price used for financial assets held by the Company is the current bid price. These instruments are included in level 1.
(b)Level 2: The fair value of financial instruments that are not traded in an active market (for example, over-the-counter derivatives) is determined by using valuation techniques which maximize the use of observable market data and rely as little as possible on entity-specific estimates. If all significant inputs required to fair value an instrument are observable, the instrument is included in level 2.
(c)Level 3: If one or more of the significant inputs is not based on observable market data, the instrument is included in level 3. This is the case for unlisted equity securities.

Notes to the Consolidated Interim Financial Statements
March 31, 2025

Notes to the Consolidated Interim Financial Statements
March 31, 2025

Fair value measurement of assets and liabilities	As of March 31, 2025			Measurement Methodology
	Carrying Amount at Amortized Cost	Fair value (disclosure purposes)	Fair Amount registered	Level 1	Level 2	Level 3
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Financial Assets
Cash and cash equivalents	1,656,089	1,656,089	-	1,656,089	-	-
Other current financial assets
- Time deposits	697,628	697,628	-	-	697,628	-
- Derivative financial instruments
- Forwards	-	-	770	-	770	-
- Options	-	-	343	-	343	-
- Hedging assets	-	-	-	-	-	-
- Swaps	-	-	5,386	-	5,386	-
Non-current accounts receivable	3,219	3,219	-	-	-	-
Other non-current financial assets:
- Other	20	20	-	-	20	-
- Equity instruments	-	-	40,295	40,295	-	-
- Hedging assets – swaps	-	-	5,836	5,836	-	-
Other current financial liabilities
- Bank borrowings	839,248	839,876	-	-	839,876	-
- Derivative instruments	-	-	-	-	-	-
- Forwards	-	-	4,518	-	4,518	-
- Options	-	-	439	-	439	-
- Hedging-debt	-	-	9,037	-	9,037	-
- Hedging-investments	-	-	373	-	373	-
- Unsecured obligations	47,574	52,876	-	-	52,876	-
Other non-current financial liabilities
- Bank borrowings	292,572	300,000	-	-	300,000	-
- Unsecured obligations	3,463,606	3,515,429	-	-	3,515,429	-
- Non-current hedging liabilities	-	-	9,247	-	9,247	-

Notes to the Consolidated Interim Financial Statements
March 31, 2025

Fair value measurement of assets and liabilities	As of December 31, 2024			Measurement Methodology
	Carrying Amount at Amortized Cost	Fair value (disclosure purposes)	Fair Amount registered	Level 1	Level 2	Level 3
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Financial Assets
Cash and cash equivalents	1,377,851	1,377,851	-	1,377,851	-	-
Other current financial assets
- Time deposits	1,061,262	1,061,262	-	-	1,061,262	-
- Derivative financial instruments
- Forwards	-	-	2,615	-	2,615	-
- Options	-	-	313	-	313	-
- Hedging assets	-	-	-	-	-	-
- Swaps	-	-	15,405	-	15,405	-
Non-current accounts receivable	2,727	2,727	-	-	-	-
Other non-current financial assets:
- Other	20	20	-	-	20	-
- Equity instruments	-	-	57,756	57,756	-	-
- Hedging assets – swaps	-	-	2,930	2,930	-	-
Other current financial liabilities
- Bank borrowings	847,963	848,800	-	-	848,800	-
- Derivative instruments	-	-	-	-	-	-
- Forwards	-	-	182	-	182	-
- Options	-	-	236	-	236	-
- Hedging-debt	-	-	7,316	-	7,316	-
- Hedging-investments	-	-	-	-	-	-
- Unsecured obligations	307,771	313,107	-	-	313,107	-
Other non-current financial liabilities
- Bank borrowings	129,683	136,000	-	-	136,000	-
- Unsecured obligations	3,449,459	3,502,236	-	-	3,502,236	-
- Non-current hedging liabilities	-	-	21,440	-	21,440	-

Notes to the Consolidated Interim Financial Statements
March 31, 2025
12.8    Reconciliation of net debt and lease liabilities.
This section presents an analysis of net debt plus lease liabilities and their movements for each of the reported periods. The table below presents net debt/cash ass described in Note 20.1 plus current and non-current lease liabilities to complete its analysis.

Net debt	As of March 31, 2025	As of December 31, 2024
	ThUS$	ThUS$
Cash and cash equivalents	1,656,089	1,377,851
Other current financial assets	704,127	1,079,595
Other non-current financial hedge assets	5,836	2,930
Other current financial liabilities	(901,189)	(1,163,468)
Lease liabilities, current	(23,998)	(23,011)
Other non-current financial liabilities	(3,765,425)	(3,600,582)
Non-current lease liabilities	(57,249)	(60,801)
Total	(2,381,809)	(2,387,486)

Net debt	As of December 31, 2024	From cash flow			Not from cash flow		As of March 31, 2025
		Amounts from loans	Amounts from interests	Other cash (inflows)/outflows	Income statement	Equity and others
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Obligations with the public and bank loans	(4,734,876)	107,905	68,457	6,592	(91,078)	-	(4,643,000)
Financial instruments derived from hedging	(28,756)	151	1,930	-	19,073	(7,443)	(15,045)
Derivatives for investment hedges	-	-	-	279	(5,909)	2,017	(3,613)
Non-hedging derivatives in other financial liabilities	(418)	-	-	-	(4,539)	-	(4,957)
Current and non-current lease liabilities	(83,812)	6,653	767	-	(4,855)	-	(81,247)
Current and Non-Current Financial Liabilities	(4,847,862)	114,709	71,154	6,871	(87,308)	(5,426)	(4,747,862)
Cash and cash equivalents	1,377,851		(12,431)	278,250	12,419	-	1,656,089
Deposits that do not qualify as cash and cash equivalents	1,061,262		(18,777)	(370,125)	25,268	-	697,628
Debt hedging derivative financial instruments	2,930	-	-	-	2,906	-	5,836
Derivatives for investment hedges	15,405	-	-	-	(10,018)	-	5,387
Non-hedging derivatives on other financial assets	2,928	-	-	(346)	(1,469)	-	1,113
Current and Non-Current Financial Assets	2,460,376	-	(31,208)	(92,221)	29,106	-	2,366,053
Total	(2,387,486)	114,709	39,946	(85,350)	(58,202)	(5,426)	(2,381,809)

Notes to the Consolidated Interim Financial Statements
March 31, 2025

Net debt	As of December 31, 2023	From cash flow			Not from cash flow		As of December 31, 2024
		Amounts from loans	Amounts from interests	Other cash (inflows)/outflows	Income statement	Equity and others
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Obligations with the public and bank loans	(4,416,264)	(371,131)	233,768	23,091	(204,340)	-	(4,734,876)
Financial instruments derived from hedging	(22,000)	(759)	7,057	-	(25,648)	12,594	(28,756)
Derivatives for investment hedges	(18,300)	-	-	(4,368)	22,533	135	-
Non-hedging derivatives in other financial liabilities	(14,795)	-	-	-	14,377	-	(418)
Current and non-current lease liabilities	(75,158)	22,288	2,820	-	(33,762)	-	(83,812)
Hedging derivatives – cash requirements for Australia’s business	1,437	-	-	-	-	(1,437)	-
Current and Non-Current Financial Liabilities	(4,545,080)	(349,602)	243,645	18,723	(226,840)	11,292	(4,847,862)
Cash and cash equivalents	1,041,369	-	(50,529)	329,897	57,114	-	1,377,851
Deposits that do not qualify as cash and cash equivalents	1,316,797	-	(46,547)	(230,017)	21,029	-	1,061,262
Debt hedging derivative financial instruments	24,520	-	-	-	(21,590)	-	2,930
Derivatives for investment hedges	-	-	-	-	15,405	-	15,405
Non-hedging derivatives on other financial assets	520	-	-	(345)	2,753	-	2,928
Current and Non-Current Financial Assets	2,383,206	-	(97,076)	99,535	74,711	-	2,460,376
Total	(2,161,874)	(349,602)	146,569	118,258	(152,129)	11,292	(2,387,486)

Notes to the Consolidated Interim Financial Statements
March 31, 2025
Note 14 Right-of-use assets and lease liabilities
13
13.1Right-of-use assets

Reconciliation of changes in right-of-use assets as of March 31, 2025, net value	Land	Buildings	Other property, plant and equipment	Transport equipment	Machinery, plant and equipment	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Opening Balance	18,663	30,548	-	1,213	33,646	84,070
Additions	-	1,455	-	29	2,356	3,840
Depreciation expenses	(191)	(1,995)	-	(300)	(4,198)	(6,684)
Transfer to property, plant and equipment	-	-	-	-	-	-
Other increases (decreases)	-	-	-	-	37	37
Total changes	(191)	(540)	-	(271)	(1,805)	(2,807)
Closing balance	18,472	30,008	-	942	31,841	81,263

Reconciliation of changes in right-of-use assets as of December 31, 2024, net value	Land	Buildings	Other property, plant and equipment	Transport equipment	Machinery, plant and equipment	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Opening Balance	18,299	25,458	-	855	28,581	73,193
Additions	110	12,247	-	1,245	19,435	33,037
Depreciation expenses	(738)	(7,150)	-	(1,129)	(13,648)	(22,665)
Transfer to property, plant and equipment	-	-	-	-	-	-
Other increases (decreases)	992	(7)	-	242	(722)	505
Total changes	364	5,090	-	358	5,065	10,877
Closing balance	18,663	30,548	-	1,213	33,646	84,070
The Company’s lease activities included the following aspects:
(a) The nature of the Company’s lease activities is related to contracts focused primarily on business operations, mainly rights-of-use to equipment and real estate,
(b) The Company does not estimate any significant future cash outflows that would potentially expose the Company, and these are likewise not reflected in the measurement of lease liabilities, related to concepts such as: (i) Variable lease payments, (ii) Expansion options and termination options, (iii) Guaranteed residual value and (iv) Leases not yet undertaken but committed by the Company.
(c) These are not subject to restrictions or agreements imposed by contracts.
There were no sales transactions with leasebacks in the period.

Notes to the Consolidated Interim Financial Statements
March 31, 2025

Notes to the Consolidated Interim Financial Statements
March 31, 2025
13.2    Lease liabilities

Lease liabilities	As of March 31, 2025		As of December 31, 2024
	Current	Non-Current	Current	Non-Current
	ThUS$	ThUS$	ThUS$	ThUS$
Lease liabilities	23,998	57,249	23,011	60,801
Total	23,998	57,249	23,011	60,801
(a)As of March 31, 2025, and December 31, 2024, current lease liabilities are analyzed as follows:

Debtor			Creditor	Currency	Effective rate	Nominal amounts as of March 31, 2025			Amounts at amortized cost as of March 31, 2025
Tax ID No.	Company	Country	Supplier			Up to 90 days	90 days to 1 year	Total	Up to 90 days	90 days to 1 year	Total
						ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
79.626.800-K	SQM Salar SpA	Chile	Contract supplier	Peso	3.42%	2,813	8,389	11,202	2,505	7,633	10,138
79.626.800-K	SQM Salar SpA	Chile	Contract supplier	UF	2.47%	361	951	1,312	342	909	1,251
79.947.100-0	SQM Industrial S.A.	Chile	Contract supplier	Peso	3.52%	31	41	72	30	39	69
79.947.100-0	SQM Industrial S.A.	Chile	Contract supplier	UF	2.59%	662	1,729	2,391	596	1,555	2,151
79.768.170-9	Soquimich Comercial S.A.	Chile	Contract supplier	UF	3.75%	336	880	1,216	328	808	1,136
76.359.919-1	Orcoma SpA	Chile	Contract supplier	Peso	6.80%	3	6	9	1	4	5
76.359.919-1	Orcoma SpA	Chile	Contract supplier	UF	2.35%	1	-	1	1	-	1
Foreign	SQM Australia Pty	Australia	Contract supplier	Australian dollar	5.11%	671	2,337	3,008	668	2,326	2,994
Foreign	SQM Comercial de México S.A. de C.V.	Mexico	Contract supplier	Mexican Peso	7.03%	341	906	1,247	304	827	1,131
Foreign	SQM Comercial de México S.A. de C.V.	Mexico	Contract supplier	Dollar	5.03%	652	1,882	2,534	596	1,759	2,355
Foreign	SQM Europe N.V.	Belgium	Contract supplier	Euro	3.07%	121	364	485	98	298	396
Foreign	SQM North América Corp.	United States	Contract supplier	Dollar	5.31%	80	235	315	73	217	290
Foreign	SQM África Pty	South Africa	Contract supplier	Rand	9.20%	363	732	1,095	319	641	960
Foreign	SQM Colombia S.A.S.	Colombia	Contract supplier	Colombian Peso	13.98%	78	234	312	78	234	312
Foreign	SQM Iberian	Spain	Contract supplier	Euro	3.25%	15	46	61	14	44	58
Foreign	SQM Comercial Perú S.A.C.	Peru	Contract supplier	Dollar	8.01%	23	70	93	23	70	93
Foreign	SQM India Private Limited	India	Contract supplier	INR	2.84%	9	27	36	9	26	35
Foreign	Soquimich Comercial Brasil Ltda.	Brazil	Contract supplier	Brazilian real	2.55%	5	12	17	4	12	16
Foreign	SQM Japan Co. Ltd.	Japan	Contract supplier	JPY	2.38%	7	21	28	7	21	28
Foreign	SQM Shanghái Industrial Co.	China	Contract supplier	CNY	2.46%	30	89	119	29	85	114
Foreign	SQM Japan Lithium	Japan	Contract supplier	JPY	2.18%	7	22	29	7	22	29
Foreign	SQM Shanghái Chemicals	China	Contract supplier	CNY	2.23%	115	344	459	108	328	436
Total						6,724	19,317	26,041	6,140	17,858	23,998

Notes to the Consolidated Interim Financial Statements
March 31, 2025

Debtor			Creditor	Currency	Effective rate	Nominal amounts as of December 31,2024			Amounts at amortized cost as of December 31, 2024
Tax ID No.	Company	Country	Supplier			Up to 90 days	90 days to 1 year	Total	Up to 90 days	90 days to 1 year	Total
						ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
79.626.800-K	SQM Salar S.A.	Chile	Contract supplier	Peso	3.42%	2,813	8,438	11,251	2,482	7,591	10,073
79.626.800-K	SQM Salar S.A.	Chile	Contract supplier	UF	2.47%	361	1,065	1,426	339	1,017	1,356
79.947.100-0	SQM Industrial S.A.	Chile	Contract supplier	Peso	3.52%	65	58	123	64	56	120
79.947.100-0	SQM Industrial S.A.	Chile	Contract supplier	UF	2.45%	658	1,911	2,569	589	1,724	2,313
79.768.170-9	Soquimich Comercial S.A.	Chile	Contract supplier	UF	3.75%	336	954	1,290	324	874	1,198
76.359.919-1	Orcoma SpA	Chile	Contract supplier	Peso	6.80%	2	7	9	2	4	6
76.359.919-1	Orcoma SpA	Chile	Contract supplier	UF	2.35%	1	1	2	1	1	2
Foreign	SQM Australia Pty	Australia	Contract supplier	Australian dollar	5.36%	687	1,999	2,686	683	1,989	2,672
Foreign	SQM Comercial de México S.A. de C.V.	Mexico	Contract supplier	Dollar	5.05%	734	1,455	2,189	692	1,370	2,062
Foreign	SQM Comercial de México S.A. de C.V.	Mexico	Contract supplier	Mexican Peso	6.37%	317	537	854	290	475	765
Foreign	SQM Europe N.V.	Belgium	Contract supplier	Euro	3.07%	121	364	485	97	296	393
Foreign	SQM North América Corp.	United States	Contract supplier	Dollar	5.25%	74	221	295	98	204	272
Foreign	SQM África Pty	South Africa	Contract supplier	Rand	9.20%	370	929	1,299	316	823	1,139
Foreign	SQM Colombia S.A.S.	Colombia	Contract supplier	Colombian Peso	12.86%	66	200	266	66	200	266
Foreign	SQM Iberian	Spain	Contract supplier	Euro	3.25%	15	46	61	14	44	58
Foreign	SQM Comercial Perú S.A.C.	Peru	Contract supplier	Dollar	6.83%	31	91	122	31	91	122
Foreign	SQM India Private Limited	India	Contract supplier	INR	2.84%	9	26	35	9	26	35
Foreign	Soquimich Comercial Brasil Ltda.	Brazil	Contract supplier	Brazilian real	2.55%	5	13	18	4	13	17
Foreign	SQM Japan Co. Ltd.	Japan	Contract supplier	JPY	2.38%	7	21	28	7	21	28
Foreign	SQM Shanghái Industrial Co.	China	Contract supplier	CNY	2.46%	30	90	120	28	86	114
Total						6,702	18,426	25,128	6,106	16,905	23,011

Notes to the Consolidated Interim Financial Statements
March 31, 2025

(b)As March 31, 2025, and December 31, 2024, the non-current lease liabilities are analyzed as follows:

Notes to the Consolidated Interim Financial Statements
March 31, 2025

Debtor			Creditor	Currency	Effective rate	Nominal amounts as of March 31, 2025				Amounts at amortized cost as of March 31, 2025
Tax ID No.	Company	Country	Supplier			1-2 Years	2-3 Years	3-4 Years	Total	1-2 Years	2-3 Years	3-4 Years	Total
						ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
79.626.800-K	SQM Salar SpA	Chile	Contract supplier	Peso	3.81%	15,850	4,149	-	19,999	15,050	4,055	-	19,105
79.626.800-K	SQM Salar SpA	Chile	Contract supplier	UF	2.27%	1,505	123	-	1,628	1,455	123	-	1,578
79.947.100-0	SQM Industrial S.A.	Chile	Contract supplier	Peso	6.02%	23	-	-	23	23	-	-	23
79.947.100-0	SQM Industrial S.A.	Chile	Contract supplier	UF	2.99%	3,741	3,574	-	7,315	3,419	3,467	-	6,886
79.768.170-9	Soquimich Comercial S.A.	Chile	Contract supplier	UF	4.23%	1,550	186	-	1,736	1,487	183	-	1,670
76.359.919-1	Orcoma SpA	Chile	Contract supplier	Peso	6.80%	18	26	26	70	11	20	23	54
Foreign	SQM North América Corp.	United States	Contract supplier	Dollar	5.42%	515	14	-	529	498	14	-	512
Foreign	SQM Comercial de México S.A. de C.V.	Mexico	Contract supplier	Mexican peso	7.71%	886	-	-	886	850	-	-	850
Foreign	SQM Comercial de México S.A. de C.V.	Mexico	Contract supplier	Dollar	4.88%	1,408	372	465	2,245	1,338	336	448	2,122
Foreign	SQM Australia Pty	Australia	Contract supplier	Australian dollar	5.55%	2,017	16,343	-	18,360	2,014	16,343	-	18,357
Foreign	SQM África Pty	South Africa	Contract supplier	Rand	9.43%	1,069	-	-	1,069	978	-	-	978
Foreign	SQM Colombia S.A.S.	Colombia	Contract supplier	Colombian peso	13.98%	1,268	-	-	1,268	1,266	-	-	1,266
Foreign	SQM Europe N.V.	Belgium	Contract supplier	Euro	3.07%	970	1,455	525	2,950	829	1,343	516	2,688
Foreign	SQM Iberian	Spain	Contract supplier	Euro	3.25%	61	-	-	61	61	-	-	61
Foreign	SQM Comercial Perú S.A.C.	Peru	Contract supplier	Dollar	8.01%	70	-	-	70	70	-	-	70
Foreign	Soquimich Comercial Brasil Ltda.	Brazil	Contract supplier	Brazilian real	2.62%	18	-	-	18	17	-	-	17
Foreign	SQM India Private Limited	India	Contract supplier	INR	2.84%	9	-	-	9	9	-	-	9
Foreign	SQM Japan Co. Ltd.	Japan	Contract supplier	JPY	2.38%	7	-	-	7	7	-	-	7
Foreign	SQM Shanghái Industrial Co	China	Contract supplier	CNY	2.46%	191	-	-	191	186	-	-	186
Foreign	SQM Japan Lithium	Japan	Contract supplier	JPY	2.18%	22	-	-	22	22	-	-	22
Foreign	SQM Shanghái Chemicals	China	Contract supplier	CNY	2.23%	159	344	-	803	446	342	-	788
Total						31,657	26,586	1,016	59,259	30,036	26,226	987	57,249

Notes to the Consolidated Interim Financial Statements
March 31, 2025

Debtor			Creditor	Currency	Effective rate	Nominal amounts as of December 31, 2024				Amounts at amortized cost as of December 31, 2024
Tax ID No.	Company	Country	Supplier			1-2 Years	2-3 Years	3-4 Years	Total	1-2 Years	2-3 Years	3-4 Years	Total
						ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
79.626.800-K	SQM Salar SpA	Chile	Contract supplier	Peso	3.42%	17,661	5,100	-	22,761	16,676	4,968	-	21,644
79.626.800-K	SQM Salar SpA	Chile	Contract supplier	UF	2.39%	1,565	308	-	1,873	1,505	306	-	1,811
79.947.100-0	SQM Industrial S.A.	Chile	Contract supplier	Peso	6.02%	37	-	-	37	36	-	-	36
79.947.100-0	SQM Industrial S.A.	Chile	Contract supplier	UF	3.10%	3,730	4,040	-	7,770	3,382	3,905	-	7,287
79.768.170-9	Soquimich Comercial S.A.	Chile	Contract supplier	UF	4.23%	1,650	362	-	2,012	1,574	357	-	1,931
76.359.919-1	Orcoma SpA	Chile	Contract supplier	Peso	6.80%	18	26	28	72	11	19	25	55
Foreign	SQM North América Corp.	United States	Contract supplier	Dollar	5.52%	562	6	-	568	542	6	-	548
Foreign	SQM Comercial de México S.A. de C.V.	Mexico	Contract supplier	Mexican peso	9.75%	766	574	-	1,340	663	549	-	1,212
Foreign	SQM Comercial de México S.A. de C.V.	Mexico	Contract supplier	Dollar	4.46%	1,521	-	-	1,521	1,489	-	-	1,489
Foreign	SQM Australia Pty	Australia	Contract supplier	Australian dollar	5.29%	3,253	15,998	-	19,251	3,249	15,998	-	19,247
Foreign	SQM África Pty	South Africa	Contract supplier	Rand	9.43%	1,222	-	-	1,222	1,105	-	-	1,105
Foreign	SQM Colombia S.A.S.	Colombia	Contract supplier	Colombian peso	14.83%	1,200	-	-	1,200	1,198	-	-	1,198
Foreign	SQM Europe N.V.	Belgium	Contract supplier	Euro	3.07%	970	1,455	647	3,072	823	1,332	633	2,788
Foreign	SQM Iberian	Spain	Contract supplier	Euro	3.25%	76	16	-	92	60	16	-	76
Foreign	SQM Comercial Perú S.A.C.	Peru	Contract supplier	Dollar	8.01%	94	-	-	94	94	-	-	94
Foreign	Soquimich Comercial Brasil Ltda.	Brazil	Contract supplier	Brazilian real	2.62%	21	-	-	21	21	-	-	21
Foreign	SQM India Private Limited	India	Contract supplier	INR	2.84%	18	-	-	18	18	-	-	18
Foreign	SQM Japan Co. Ltd.	Japan	Contract supplier	JPY	2.38%	14	-	-	14	14	-	-	14
Foreign	SQM Shanghái Industrial Co	China	Contract supplier	CNY	2.46%	231	-	-	231	227	-	-	227
Total						34,609	27,885	675	63,169	32,687	27,456	658	60,801

Notes to the Consolidated Interim Financial Statements
March 31, 2025

Notes to the Consolidated Interim Financial Statements
March 31, 2025
Other lease disclosures
Total lease expenses related to leases that did not qualify under the scope of IFRS 16 were ThUS$ 22,424 and ThUS$ 20,735 for the periods ended March 31, 2025 and 2024. See Note 22.8.
Expenses related to variable payments not included in the measurement of lease liabilities under IFRS 16 amounted to ThUS$ 856 and ThUS$ 1,535 for the periods ending March 31, 2025 and 2024, respectively.
As of March 31, 2025 and December 31, 2024, no income from subleases on right-of-use assets has been recorded.
Payments for contractual operating leases are disclosed in Note 4.2 Liquidity Risk.

Notes to the Consolidated Interim Financial Statements
March 31, 2025
Note 15    Intangible assets and goodwill
14
14.1Reconciliation of changes in intangible assets and goodwill

As of March 31, 2025
Intangible assets and goodwill	Useful life	Net Value
		ThUS$
IT programs	Finite	8,766
Mining rights	Finite	132,548
Water rights and rights of way	Indefinite	4,909
Water rights	Finite	2,844
Intellectual property	Finite	13,083
Other intangible assets	Finite	3,205
Intangible assets other than goodwill		165,355
Goodwill	Indefinite	958
Total Intangible Asset		166,313

As of December 31, 2024
Intangible assets and goodwill	Useful life	Net Value
		ThUS$
IT programs	Finite	8,430
Mining rights	Finite	133,119
Water rights and rights of way	Indefinite	4,909
Water rights	Finite	3,791
Intellectual property	Finite	14,761
Other intangible assets	Finite	2,958
Intangible assets other than goodwill		167,968
Goodwill	Indefinite	948
Total Intangible Asset		168,916

Notes to the Consolidated Interim Financial Statements
March 31, 2025

Notes to the Consolidated Interim Financial Statements
March 31, 2025
a)Movements in identifiable intangible assets as of March 31, 2025 and December 31, 2024:

Movements in Identifiable intangible assets	IT programs	Mining rights, Finite	Water rights, and rights of way, Indefinite	Water rights	Intellectual property	Other intangible assets	Goodwill	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
At January 1, 2025	8,430	133,119	4,909	3,791	14,761	2,958	948	168,916
Additions	170	1	-	-	-	284	-	455
Amortization of the year	(578)	(547)	-	(947)	(201)	(132)	-	(2,405)
Impairment losses recognized in income for the period	-	-	-	-	-	-	10	10
Other increases / decreases for foreign currency exchange rates	3	3,669	-	-	-	(1)	-	3,671
Other increases (decreases)	741	(3,694)	-	-	(1,477)	96	-	(4,334)
Subtotals	336	(571)	-	(947)	(1,678)	247	10	(2,603)
As of March 31, 2025	8,766	132,548	4,909	2,844	13,083	3,205	958	166,313
Historical cost	44,765	162,468	7,420	18,000	16,103	5,693	4,501	258,950
Accumulated amortization	(35,999)	(29,920)	(2,511)	(15,156)	(3,020)	(2,488)	(3,543)	(92,637)

At January 1, 2024	3,190	134,924	4,909	7,580	5,201	70	958	156,832
Additions	6,700	-	-	-	10,130	378	-	17,208
Amortization for the year	(1,430)	(1,608)	-	(3,789)	(805)	(126)	-	(7,758)
Impairment losses recognized in income for the year (1)	-	-	-	-	-	-	(10)	(10)
Other increases / decreases for foreign currency exchange rates	(41)	3,694	-	-	-	(24)	-	3,629
Other increases (decreases)	11	(3,891)	-	-	235	2,660	-	(985)
Subtotals	5,240	(1,805)	-	(3,789)	9,560	2,888	(10)	12,084
As of December 31, 2024	8,430	133,119	4,909	3,791	14,761	2,958	948	168,916
Historical cost	43,851	162,492	7,420	18,000	17,580	5,314	4,491	259,148
Accumulated amortization	(35,421)	(29,373)	(2,511)	(14,209)	(2,819)	(2,356)	(3,543)	(90,232)

(1)See Note 22.5

Notes to the Consolidated Interim Financial Statements
March 31, 2025

b)Movements in identifiable goodwill as of March 31, 2025 and December 31, 2024:

Accumulated impairment Movements in identifiable goodwill	Goodwill at the beginning of period January 1, 2025	Additional recognition	Impairment losses recognized in income for the period (-)	Total increase (decrease)	As of March 31, 2025
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQM Industrial S.A.	-	-	-	-	-
SQM Iberian S.A.	138	10	-	10	148
SQM Investment Corporation	86	-	-	-	86
SQM Potasio SpA	724	-	-	-	724
Total Increase (decreases)	948	-	-	10	958
Ending balance	948	10	-	10	958

Accumulated impairment Movements in identifiable goodwill	Goodwill at the beginning of period January 1, 2024	Additional recognition	Impairment losses recognized in income for the period (-)	Total increase (decrease)	As of December 31, 2024
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQM Iberian S.A.	-	-	-	-	-
SQM Investment Corporation	148	-	(10)	(10)	138
Soquimich European Holding B.V. (*)	86	-	-	-	86
SQM Potasio S.A.	724	-	-	-	724
Total Increase (decreases)	958	-	(10)	(10)	948
Ending balance	958	-	(10)	(10)	948

Notes to the Consolidated Interim Financial Statements
March 31, 2025
Note 16     Property, plant and equipment
As of March 31, 2025, and December 31, 2024, the detail of property, plant and equipment is as follows:
15
15.1Types of property, plant and equipment

Description of types of property, plant and equipment	As of March 31, 2025	As of December 31, 2024
	ThUS$	ThUS$
Property, plant and equipment, net
Land	24,698	24,698
Buildings	333,321	340,807
Other property, plant and equipment	131,455	135,091
Transport equipment	7,933	8,125
Supplies and accessories	4,844	4,405
Office equipment	1,538	1,435
Network and communication equipment	1,408	1,518
Mining assets	157,000	162,074
IT equipment	5,145	5,281
Energy generating assets	2,130	2,269
Constructions in progress	2,117,303	1,957,128
Machinery, plant and equipment	1,546,985	1,634,993
Total	4,333,760	4,277,824
Property, plant and equipment, gross
Land	24,698	24,698
Buildings	950,452	947,585
Other property, plant and equipment	378,888	378,013
Transport equipment	21,744	21,737
Supplies and accessories	33,625	32,863
Office equipment	13,989	13,820
Network and communication equipment	11,411	11,411
Mining assets	371,114	370,504
IT equipment	34,100	33,819
Energy generating assets	38,929	38,929
Constructions in progress	2,117,303	1,957,128
Machinery, plant and equipment	4,808,736	4,834,071
Total	8,804,989	8,664,578
Accumulated depreciation and value impairment of property, plant and equipment, total
Accumulated depreciation and impairment of buildings	(617,131)	(606,778)
Accumulated depreciation and impairment of other property, plant and equipment	(247,433)	(242,922)
Accumulated depreciation and impairment of transport equipment	(13,811)	(13,612)
Accumulated depreciation and impairment of supplies and accessories	(28,781)	(28,458)
Accumulated depreciation and impairment of office equipment	(12,451)	(12,385)
Accumulated depreciation and impairment of network and communication equipment	(10,003)	(9,893)
Accumulated depreciation and impairment of mining assets	(214,114)	(208,430)
Accumulated depreciation and impairment of IT equipment	(28,955)	(28,538)
Accumulated depreciation and impairment of energy generating assets	(36,799)	(36,660)
Accumulated depreciation and impairment of machinery, plant and equipment	(3,261,751)	(3,199,078)
Total	(4,471,229)	(4,386,754)

Notes to the Consolidated Interim Financial Statements
March 31, 2025

Description of classes of property, plant and equipment	As of March 31, 2025	As of December 31, 2024
	ThUS$	ThUS$
Property, plant and equipment, net
Pumps	128,967	133,863
Conveyor Belt	15,077	15,622
Crystallizer	59,640	60,888
Plant Equipment	320,378	332,127
Tanks	61,100	62,657
Filter	77,234	79,456
Electrical equipment/facilities	144,933	149,728
Other Property, Plant & Equipment	301,816	326,923
Site Closure	34,704	34,828
Piping	201,020	207,595
Well	161,468	167,942
Pond	36,409	36,627
Spare Parts (1)	4,239	26,737
Total	1,546,985	1,634,993
(1)Spare parts are net of provisions for ThUS$253 as of March 31, 2025 and ThUS$1,490 as of December 31, 2024. See Note 2.2.

Notes to the Consolidated Interim Financial Statements
March 31, 2025
15.2Reconciliation of changes in property, plant and equipment by type:
Reconciliation of changes in property, plant and equipment by class as of March 31, 2025, and December 31, 2024:

Reconciliation of changes in property, plant and equipment by class	Land	Buildings	Other property, plant and equipment	Transport equipment	Supplies and accessories	Equipment office	Network and communication equipment	Mining assets	IT equipment	Energy generating assets	Assets under construction	Machinery, plant and equipment	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Equity at January 1, 2025	24,698	340,807	135,091	8,125	4,405	1,435	1,518	162,074	5,281	2,269	1,957,128	1,634,993	4,277,824
Additions	-	352	288	-	117	157	-	-	222	-	158,069	647	159,852
Disposals	-	-	-	-	-	-	-	-	-	-	-	-	-
Depreciation for the year	-	(9,799)	(4,493)	(198)	(268)	(66)	(110)	(5,684)	(396)	(139)	-	(67,968)	(89,121)
Impairment	-	-	-	-	-	-	-	-	-	-	-	-	-
Increase (decrease) in foreign currency translation difference	-	1,861	-	-	391	-	-	-	2	-	(76)	(1,579)	599
Reclassifications	-	104	526	6	199	-	-	610	18	-	(4,191)	2,728	-
Other increases (decreases) (1)	-	(4)	43	-	-	12	-	-	18	-	6,373	(21,836)	(15,394)
Decreases for classification as held for sale	-	-	-	-	-	-	-	-	-	-	-	-	-
Subtotal	-	7,486	(3,636)	(192)	439	103	(110)	(5,074)	(136)	(139)	160,175	(88,008)	55,936
Equity as of March 31, 2025	24,698	333,321	131,455	7,933	4,844	1,538	1,408	157,000	5,145	2,130	2,117,303	1,546,985	4,433,760
Historical cost	24,698	950,452	378,888	21,744	33,625	13,989	11,411	371,114	34,100	38,929	2,117,303	4,808,736	8,804,989
Accumulated depreciation	-	(617,131)	(247,433)	(13,811)	(28,781)	(12,451)	(10,003)	(214,114)	(28,955)	(36,799)	-	(3,261,751)	(4,471,229)

Equity at January 1, 2024	23,481	285,487	62,739	9,165	4,139	1,158	1,605	154,715	2,092	2,893	1,834,041	1,228,422	3,609,937
Additions	-	9,831	21,109	-	99	230	3	6,723	2,432	-	770,525	174,142	985,094
Disposals	-	-	-	(135)	-	-	-	-	-	-	-	-	(135)
Depreciation for the year	-	(40,570)	(14,781)	(905)	(1,510)	(291)	(582)	(21,308)	(2,261)	(625)	-	(229,168)	(312,001)
Impairment	-	-	-	-	-	-	-	-	-	-	-	(10,759)	(10,759)
Increase (decrease) in foreign currency translation difference	-	(180)	(1)	-	(3)	-	-	-	(1)	-	(305)	(646)	(1,136)
Reclassifications	(116)	58,986	65,361	-	1,314	278	489	21,944	3,231	-	(662,051)	354,743	(155,821)
Other increases (decreases) (1)	1,333	27,253	664	-	366	60	3	-	(212)	1	14,918	118,259	162,645
Decreases for classification as held for sale	-	-	-	-	-	-	-	-	-	-	-	-	-
Subtotal	1,217	55,320	72,352	(1,040)	266	277	(87)	7,359	3,189	(624)	123,087	406,571	667,887
Equity as of December 31, 2024	24,698	340,807	135,091	8,125	4,405	1,435	1,518	162,074	5,281	2,269	1,957,128	1,634,993	4,277,824
Historical cost	24,698	947,585	378,013	21,737	32,863	13,820	11,411	370,504	33,819	38,929	1,957,128	4,834,071	8,664,578
Accumulated depreciation	-	(606,778)	(242,922)	(13,612)	(28,458)	(12,385)	(9,893)	(208,430)	(28,538)	(36,660)	-	(3,199,078)	(4,386,754)

(1) The net balance of “Other Increases (Decreases)” corresponds to all those items that are reclassified to or from “Property, Plant and Equipment” and they can have the following origin: (i) work in progress which is expensed to statement of income, forming part of operating costs or other expenses per function, as appropriate; (ii) the variation representing the purchase and use of materials and

Notes to the Consolidated Interim Financial Statements
March 31, 2025
spare parts; (iii) projects corresponding mainly to exploration expenditures and ground studies that are reclassified to the item other non-current financial assets; (iv) software that is reclassified to “Intangibles (v) Provisions related to the investment plan and assets related to closing the site.

Notes to the Consolidated Interim Financial Statements
March 31, 2025

Notes to the Consolidated Interim Financial Statements
March 31, 2025
15.3Detail of property, plant and equipment pledged as guarantee
There are no restrictions in title or guarantees for compliance with obligations that affect property, plant and equipment.
15.4Cost of capitalized interest, property, plant and equipment
The rates and costs for capitalized interest in the period of property, plant and equipment are detailed as follows:

Capitalized interest costs	March 31, 2025	March 31, 2024
	ThUS$	ThUS$
Weighted average capitalization rate of capitalized interest costs	5%	5%
Amount of interest costs capitalized in the period ThUS$	16,655	16,558

Notes to the Consolidated Interim Financial Statements
March 31, 2025
Note 17 Other current and non-current non-financial assets
As of March 31, 2025, and December 31, 2024, the detail of “Other Current and Non-current Assets” is as follows:

Other non-financial assets, current	As of March 31, 2025	As of December 31, 2024
	ThUS$	ThUS$
Domestic Value Added Tax	35,123	125,963
Foreign Value Added Tax	33,533	26,315
Prepaid mining licenses	41,104	3,326
Prepaid insurance	14,705	12,589
Other prepayments	2,089	1,391
Reimbursement of Value Added Tax to exporters	1,354	24,601
Other taxes	4,980	4,189
Other assets	2,037	2,331
Total	134,925	200,705

Other non-financial assets, non-current	As of March 31, 2025	As of December 31, 2024
	ThUS$	ThUS$
Exploration and evaluation expenses	67,073	65,510
Guarantee deposits	1,011	942
Foreign VAT (1)	281,321	289,921
Other non-current assets	7,184	7,793
Total	356,589	364,166
(1)Value-added taxes to be recovered from the commercial office of SQM Shanghai Chemicals Co. Ltd., where that recovery is expected to take longer than 12 months.
Movements in expenditure on exploration projects and ground studies as of March 31, 2025, and December 31, 2024:

Conciliation	As of March 31, 2025	As of December 31, 2024
	ThUS$	ThUS$
Opening balance	65,510	57,458
Changes
Additions	1,284	10,701
Reclassifications from/to short-term (inventory)	473	(197)
Amortization of ground studies	(194)	(733)
Reclassification from construction in progress	-	(1,719)
Total changes	1,563	8,052
Ending balance (*)	67,073	65,510
As of the presentation date, no reevaluations of assets for exploration and assessment of mineral resources have been conducted.

(*) This corresponds to the sum of expenditures for economically feasible exploration and exploration under operation (long-term).

Notes to the Consolidated Interim Financial Statements
March 31, 2025

Mineral resource exploration, evaluation and Exploitation expenditure
Given the nature of operations of the Company and the type of exploration it undertakes, disbursements for exploration can be found in 4 stages: Execution, economically feasible, not economically feasible and in exploitation:
(a)Not economically feasible: Exploration and evaluation disbursements, once finalized and concluded to be not economically feasible, will be charged to income. As of March 31, 2025 and December 31, 2024, there were no disbursements for this concept.

(b)Execution: Disbursements for exploration and evaluation under implementation and therefore prior to determination of economic feasibility, are presented as part of property, plant and equipment as constructions in progress. As of March 31, 2025 and December 31, 2024, this amounts to ThUS$14,918 and ThUS$14,787.

(c)Economically feasible: Exploration and assessment expenditures resulting in studies concluding that their economic feasibility is viable are classified under “Other non-current non-financial assets”.

Prospecting	Type of Exploration	As of March 31, 2025	As of December 31, 2024
		ThUS$	ThUS$
Chile (1)	Metallic/Non-Metallic	61,110	59,826
Total		61,110	59,826
(1) The value presented for Chile is composed as of March 2025 for ThUS 12,084 corresponding to non-metallic explorations and evaluations and ThUS$ 49,026 associated with metallic explorations. In December 2024, the amounts of non-metallic and metallic explorations were ThUS$ 12,084 and ThUS$ 47,742, respectively.

Prospecting conciliation	As of March 31, 2025	As of December 31, 2024
	ThUS$	ThUS$
Opening balance	59,826	50,844
Additions	1,284	10,701
Reclassifications from Exploration in execution - Chile	-	(1,719)
Reclassifications to Exploration in Exploitation - Chile	-	-
Total changes	1,284	8,982
Total	61,110	59,826
(d)In Exploitation: Caliche exploration disbursements that are found in this area are amortized based on the material exploited, the portion that is expected to be exploited in the following 12 months is presented as current assets in the “Inventories in process” and the remaining portion is classified as “Other Non-current Non-Financial Assets”.

Notes to the Consolidated Interim Financial Statements
March 31, 2025

Short-term exploitation reconciliation	As of March 31, 2025	As of December 31, 2024
	ThUS$	ThUS$
Opening balance	848	651
Amortization of ground studies	-	-
Reclassifications from/to short term (inventories)	(473)	197
Total changes	(473)	197
Total	375	848

Long-term exploitation reconciliation	As of March 31, 2025	As of December 31, 2024
	ThUS$	ThUS$
Opening balance	5,684	6,614
Amortization of ground studies	(194)	(733)
reclassifications from/to short term (inventories)	473	(197)
Total changes	279	(930)
Total	5,963	5,684
Note 18     Employee benefits
16
17
17.1 Provisions for employee benefits

Classes of benefits and expenses by employee	As of March 31, 2025	As of December 31, 2024
	ThUS$	ThUS$
Current
Performance bonds and operational targets	14,667	31,546
Total	14,667	31,546
Non-current
Profit sharing and bonuses	30,976	26,970
Severance indemnity payments	40,898	38,637
Total	71,874	65,607
17.2Policies on defined benefit plan
This policy is applied to all benefits received for services provided by the Company's employees. This is divided as follows:
a)Short-term benefits for active employees are represented by salaries, social welfare benefits, paid time off, sickness and other types of leave, profit sharing and incentives and non-monetary benefits; e.g., healthcare service, housing, subsidized or free goods or services. These will be paid in a term which does not exceed twelve months. The Company maintains incentive programs for its employees, which are calculated based on the net result at the close of each period by applying a factor obtained from an evaluation based on their personal performance, the Company’s performance and other short-term and long-term indicators.

b)Staff severance indemnities are agreed and payable based on the final salary, calculated in accordance with each year of service to the Company, with certain maximum limits in respect of either the number of

Notes to the Consolidated Interim Financial Statements
March 31, 2025
years or in monetary terms. In general, this benefit is payable when the employee or worker ceases to provide his/her services to the Company and there are a number of different circumstances through which a person can be eligible for it, as indicated in the respective agreements; e.g. retirement, dismissal, voluntary retirement, incapacity or disability, death, etc. See Note 18.3.

c)Obligations after employee retirement, described in Note 18.4.

d)Retention bonuses for a group of Company executives, described in Note 18.6.

Notes to the Consolidated Interim Financial Statements
March 31, 2025
17.3Other long-term benefits
The actuarial assessment method has been used to calculate the Company’s obligations with respect to staff severance indemnities, which relate to defined benefit plans consisting of days of remuneration per year served at the time of retirement under conditions agreed in the respective agreements established between the Company and its employees.
Under this benefit plan, the Company retains the obligation to pay staff severance indemnities related to retirement, without establishing a separate fund with specific assets, which is referred to as not funded.
Benefit payment conditions
The staff severance indemnity benefit relates to remuneration days for years worked for the Company without a limit being imposed in regard of amount of salary or years of service. It applies when employees cease to work for the Company because they are made redundant or in the event of their death. This benefit is applicable up to a maximum age of 65 for men and 60 for women, which are the usual retirement ages according to the Chilean pensions system as established in Decree Law 3,500 of 1980.
Methodology
The determination of the defined benefit obligation is made under the requirements of IAS 19 “Employee benefits”.
17.4Post-employment benefit obligations
Our subsidiary SQM NA, together with its employees established a pension plan until 2002 called the “SQM North America Retirement Income Plan”. This obligation is calculated measuring the expected future forecast staff severance indemnity obligation using a net salary gradual rate of restatements for inflation, mortality and turnover assumptions, discounting the resulting amounts at present value using the interest rate defined by the authorities.
For workers under contract, since 2003, SQM NA offers benefits related to pension plans based on the 401-K system to its employees, which does not generate obligations for the Company.
As of March 31, 2025, and December 31, 2024, the value of assets associated with the SQM NA pension plan amounts to ThUS$5,266, respectively.

Notes to the Consolidated Interim Financial Statements
March 31, 2025
17.5    Staff severance indemnities
As of March 31, 2025, and December 31, 2024, severance indemnities calculated at the actuarial value are as follows:

Staff severance indemnities	As of March 31, 2025	As of December 31, 2024
	ThUS$	ThUS$
Opening balance	(38,637)	(43,578)
Current cost of service	(796)	(1,889)
Interest cost	(747)	(2,549)
Actuarial gain loss	373	3,149
Exchange rate difference	(1,697)	5,039
Benefits paid during the year	606	1,191
Total	(40,898)	(38,637)

(a)Actuarial assumptions
The liability recorded for staff severance indemnity is valued at the actuarial value method, using the following actuarial assumptions:

Actuarial assumptions	As of March 31, 2025	As of December 31, 2024	Annual/Years
Mortality rate	RV–2020/CB–2020	RV – 2020/CB-2020
Discount interest rate	5.74%	5.75%
Inflation rate	3.00%	3.00%
Voluntary retirement rate:
Men	3.82%	3.82%	Annual
Women	3.82%	3.82%	Annual
Salary increase	4.01%	4.01%	Annual
Retirement age:
Men	65	65	Years
Women	60	60	Years

Notes to the Consolidated Interim Financial Statements
March 31, 2025

(b)Sensitivity analysis of assumptions
As of March 31, 2025, and December 31, 2024, the Company has conducted a sensitivity analysis of the main assumptions of the actuarial calculation, determining the following:

Sensitivity analysis as of March 31, 2025	Effect + 100 basis points	Effect - 100 basis points
	ThUS$	ThUS$
Discount rate	(2,459)	2,768
Employee turnover rate	(323)	361

Sensitivity analysis as of December 31, 2024	Effect + 100 basis points	Effect - 100 basis points
	ThUS$	ThUS$
Discount rate	(2,352)	2,647
Employee turnover rate	(309)	345

Sensitivity relates to an increase/decrease of 100 basis points.
17.6    Executive compensation plan
The Company currently has a compensation plan with the purpose of motivating the Company’s executives and encouraging them to remain with the Company. There are two compensation plans in effect as of March 31, 2025:
I)Financial target compensation plan

(a)Plan characteristics

This compensation plan is paid in cash.

(b)Plan participants and payment dates

A total of 40 Company executives are entitled to this benefit, provided they remain with the Company until year end of 2025. The payment dates, where relevant, will be during the first quarter of 2026.
This compensation plan was approved by the Board and was first applied on January 1, 2022. The liability related to this compensation plan amounts to ThUS$ 30,424 and ThUS$ 26,621 as of March 31, 2025 and December 31, 2024 respectively. The income statement was charged with ThUS$ 3,803 and ThUS$ 1,381 during the periods ended March 31, 2025 and 2024, respectively.

Notes to the Consolidated Interim Financial Statements
March 31, 2025
Note 19    Provisions and other non-financial liabilities
18
18.1Types of provisions

Types of provisions	As of March 31, 2025			As of December 31, 2024
	Current	Non-current	Total	Current	Non-current	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Provision for legal complaints (1)	6,909	115	7,024	8,957	106	9,063
Provision for dismantling, restoration and rehabilitation cost (2)	-	57,388	57,388	-	53,011	53,011
Other provisions current (3)	286,572	884	287,456	302,240	200	302,440
Total	293,481	58,387	351,868	311,197	53,317	364,514

(1) These provisions correspond to legal processes that are pending resolution or that have not yet been disbursed, these provisions are mainly related to litigation involving the subsidiaries located in Chile, Brazil and the United States (see note 21.1).
(2) Sernageomin commitments for the restoration of the location of the production sites have been incorporated, In addition to SQM Australia Pty. This cost value is calculated at discounted present value, using flows associated with plans with an evaluation horizon that fluctuates between 8 and 25 years for potassium-lithium operations and 11 to 22 years for nitrate-iodine operations. The rates used to discount future cash flows are based on market rates for the aforementioned terms.
(3) See Note 19.2.

Notes to the Consolidated Interim Financial Statements
March 31, 2025
18.2    Description of other provisions

Current provisions, other short-term provisions	As of March 31, 2025	As of December 31, 2024
	ThUS$	ThUS$
Rent under lease contract (1)	263,377	265,054
Provision for additional tax related to foreign loans	2,094	2,602
End of agreement bonus	1,595	5,279
Other bonuses to workers	746	7,701
Other bonuses, general staff	805	2,912
Directors’ per diem allowance	5,919	5,143
Miscellaneous provisions	12,036	13,549
Total	286,572	302,240
(1) Payment Obligations for the lease contract with CORFO: These correspond to the obligations assumed in the Lease Agreement. Our subsidiary SQM Salar holds exclusive rights to exploit the mineral resources in an area covering approximately 140,000 hectares of land in the Salar de Atacama in northern Chile, of which SQM Salar is only entitled to exploit the mineral resources in 81,920 hectares. These rights are owned by Corfo and leased to SQM Salar pursuant to the Lease Agreement. Corfo cannot unilaterally amend the Lease Agreement and the Project Agreement, and the rights to exploit the resources cannot be transferred. The Lease Agreement establishes that SQM Salar is responsible for making quarterly lease payments to Corfo according to specified percentages of the value of production of minerals extracted from the Salar de Atacama brines, maintaining Corfo’s rights over the Mining Exploitation Concessions and making annual payments to the Chilean government for such concession rights. The Lease Agreement was entered into in 1993 and expires on December 31, 2030.
On January 17, 2018, SQM and CORFO reached an agreement to end an arbitration process directed by the arbitrator, Mr. Héctor Humeres Noguer, in case 1954-2014 of the Arbitration and Mediation Center of Santiago Chamber of Commerce and other cases related to it.
The agreement signed in January 2018 and amended in 2020, includes important amendments to the lease agreement and project agreement signed between CORFO and SQM in 1993. The main modifications became effective on April 10, 2018 and require (i) higher lease payments as a result of increased lease rates associated with the sale of the different products produced in the Salar de Atacama, including lithium carbonate, lithium hydroxide and potassium chloride; (ii) SQM Salar commits to contribute between US$10.8 and US$18.9 million per year to research and development efforts, between US$10 and US$15 million per year to the communities near the Salar de Atacama basin, and to annually contribute 1.7% of SQM Salar’s total annual sales to regional development; (iii) Corfo authorization for CCHEN to establish a total production and sales limit for lithium products produced in the Salar de Atacama of up to 349,553 metric tons of lithium metal equivalent (1,860,671 tons of lithium carbonate equivalent), which is in addition to the approximately 64,816 metric tons of lithium metal equivalent (345,015 tons of lithium carbonate equivalent) remaining from the originally authorized amount; (iv) provisions relating to the return of real estate and movable property leased to Corfo, the transfer of environmental permits to Corfo at no cost and the granting of purchase options to Corfo for production facilities and water rights in the Salar de Atacama upon termination of Corfo agreements; and (v) prohibitions on the sale of lithium brine extracted from leased mining concessions.

Notes to the Consolidated Interim Financial Statements
March 31, 2025

The fee structure is as follows:

Price US$/MT Li2CO3	Lease rental rate
$0 - $4,000	6.8%
$4,000 - $5,000	8.0%
$5,000 - $6,000	10.0%
$6,000 - $7,000	17.0%
$7,000 - $10,000	25.0%
> $10,000	40.0%

Price US$/MT LiOH	Lease rental rate
$0 - $5,000	6.8%
Over $5,000 - $6,000	8.0%
Over $6,000 - $7,000	10.0%
Over $7,000 - $10,000	17.0%
Over $10,000 - $12,000	25.0%
Over $12,000	40.0%

Price US$/MT KCl	Lease rental rate
$0 - $300	3.0%
Over $300 - $400	7.0%
Over $400 - $500	10.0%
Over $500 - $600	15.0%
Over $600	20.0%

Notes to the Consolidated Interim Financial Statements
March 31, 2025

Notes to the Consolidated Interim Financial Statements
March 31, 2025

18.3Changes in provisions

Description of items that gave rise to changes as of March 31, 2025	Legal complaints	Provision for dismantling, restoration and rehabilitation cost	Other provisions	Total
	ThUS$	ThUS$	ThUS$	ThUS$
Total provisions, initial balance	9,063	53,011	302,440	364,514
Changes
Additional provisions	363	4,377	76,589	81,329
Provision used	(2,411)	-	(91,201)	(93,612)
Increase (decrease) in foreign currency exchange	9	-	105	114
Others	-	-	(477)	(477)
Total Increase (decreases)	(2,039)	4,377	(14,984)	(12,646)
Total	7,024	57,388	287,456	351,868

Description of items that gave rise to changes as of December 31, 2024	Legal complaints	Provision for dismantling, restoration and rehabilitation cost	Other provisions	Total
	ThUS$	ThUS$	ThUS$	ThUS$
Total provisions, initial balance	1,301	58,459	393,012	452,772
Changes
Additional provisions	17,333	-	504,995	522,328
Provision used	-	-	(570,187)	(570,187)
Increase (decrease) in foreign currency exchange	134	-	(352)	(218)
Others	(9,705)	(5,448)	(25,028)	(40,181)
Total Increase (decreases)	7,762	(5,448)	(90,572)	(88,258)
Total	9,063	53,011	302,440	364,514

Notes to the Consolidated Interim Financial Statements
March 31, 2025

18.4Other non-financial liabilities, current

Description of other liabilities	As of March 31, 2025	As of December 31, 2024
	ThUS$	ThUS$
Tax withholdings	9,320	2,995
Other non-income taxes payable	788	710
VAT payable	28,357	51,420
Guarantees received	1,021	1,021
Accrual for dividend	46,919	5,909
Monthly provisional tax payables	16,016	17,003
Deferred income (1)	16,129	4,657
Withholdings from employees and salaries payable	12,640	9,175
Accrued vacations	33,279	34,796
Other current liabilities	498	353
Total	164,967	128,039
(1) Deferred income corresponds mainly to payments received in advance for the sale of goods, which will be recognized in income in the short term.
18.5 Joint Venture Agreement with Codelco
On May 31, 2024, SQM and Codelco signed a Joint Venture Agreement (available at: https://ir.sqm.com/news-events/information-related-to-negotiations-with-codelco), defining the rights and obligations of the parties involved in forming an association for mining, production, and commercial activities related to the exploration and exploitation of specific CORFO-owned mining properties in the Salar de Atacama (directly or through subsidiaries or representative offices). The formation of the joint venture is subject to the fulfillment or waiver of certain conditions precedent.
As of the publication date of SQM S.A.'s first quarter 2025 financial statements, not all conditions precedent set forth in the Joint Venture Agreement have been fulfilled. This agreement establishes that if the aforementioned conditions precedent are met within the 2025 calendar year, the preferences and economic rights of the series A shares (Codelco) and series B shares (SQM S.A.) of the joint venture will become effective as of January 1, 2025. The economic rights established in the association agreement include the distribution and payment of dividends in accordance with the methodology established therein. See note 1.6, 3.25 and 20.8.

Notes to the Consolidated Interim Financial Statements
March 31, 2025

Notes to the Consolidated Interim Financial Statements
March 31, 2025
Note 20    Disclosures on equity
The detail and movements of equity accounts are shown in the consolidated statement of changes in equity.
19
19.1Capital management
The main object of capital management relative to the administration of the Company’s financial debt and equity is to ensure the regular conduct of operations and business continuity in the long term, with the constant intention of maintaining an adequate level of liquidity and in compliance with the financial safeguards established in the debt contracts in force. Within this framework, decisions are made in order to maximize the value of the company.
Capital management must comply with, among others, the limits contemplated in the Financing Policy approved by the Shareholders’ Meeting, which establishes a maximum consolidated indebtedness level of 1 times the debt-to-equity ratio. This limit can be exceeded only if the Company’s management has first obtained express approval at an Extraordinary Shareholders’ Meeting.
The Company’s controls over capital management are based on the following ratios:

Capital Management	As of March 31, 2025	As of December 31, 2024	Description (1)	Calculation (1)
Net Financial Debt/cash (ThUS$)	2,300,562	2,303,673	Financial Debt – Financial Resources	Other current Financial Liabilities + Other Non-Current Financial Liabilities – Cash and Cash Equivalents – Other Current Financial Assets – Hedging Assets, non-current
Liquidity	2.88	2.51	Current Assets divided by Current Liabilities	Total Current Assets / Total Current Liabilities
ROE	11.51%	(7.65)%	Net income for the year divided by Total Equity	Net income for the year / Equity
Adjusted EBITDA (ThUS$)	359,624	1,483,571	Adjusted EBITDA	EBITDA – Other income – Other gains (losses) - Share of Profit of associates and joint ventures accounted for using the equity method + Other expenses by function + Net impairment gains on reversal (losses) of financial assets – Finance income – Currency differences,
EBITDA (ThUS$)	363,965	1,514,382	EBITDA	Net income + Depreciation and Amortization Expense adjustments + Finance Costs + Income Tax
ROA	12.65%	13.60%	Adjusted EBITDA – Depreciation divided by Total Assets net of financial resources less related parties’ investments	(Gross Profit – Administrative Expenses) / (Total Assets – Cash and Cash Equivalents – Other Current Financial Assets – Other Non-Current Financial Assets – Equity accounted Investments) (LTM)
Indebtedness	0.43	0.44	Net Financial Debt on Equity	Net Financial Debt / Total Equity

The Company’s capital requirements change according to variables such as: working capital needs, new investment financing and dividends, among others. The Company manages its capital structure and makes adjustments based on the predominant economic conditions so as to mitigate the risks associated with adverse market conditions and take advantage of the opportunities there may be to improve the liquidity position of the Company. Also, the Company is also committed to provide quarterly financial information.
There have been no changes in the capital management objectives or policy within the years reported in this document, no breaches of external requirements of capital imposed have been recorded. There are no contractual capital investment commitments.

Notes to the Consolidated Interim Financial Statements
March 31, 2025

19.2Operational restrictions and financial limits
Bond issuance contracts in the local market require the Company to maintain a Total Borrowing Ratio no higher than 1 for Series H, Series O and Series Q bonds, calculated over the last consecutive 12 months.
Capital management must ensure that the Borrowing Ratio remains below 1.0. As of March 31, 2025 this ratio was 0.43.
The financial restrictions with respect to the bonds issued by the Company for the periods ended March 31, 2025, and December 31, 2024.

As of March 31, 2025	Financial restrictions
	Financial restrictions	Financial restrictions	Financial restrictions	Financial restrictions
Instrument with restriction	Bonds	Bonds	Bonds	Bank loans
Reporting party or subsidiary restriction
Creditor	Bondholders	Bondholders	Bondholders	Scotiabank
Registration number	H	Q	O	PB 70M
Name of financial indicator or ratio (See definition in Note 20.1)	NFD/Equity	NFD/Equity	NFD/Equity	NFD/Equity
Measurement frequency	Quarterly	Quarterly	Quarterly	Quarterly
Restriction (Range, value and unit of measure)	Must be less than 1.00	Must be less than 1.00	Must be less than 1.00	Must be less than 1.00
Indicator or ratio determined by the company	0.43	0.43	0.43	0.43
Fulfilled YES/NO	yes	yes	yes	yes

As of December 31, 2024	Financial restrictions
	Financial restrictions	Financial restrictions	Financial restrictions	Financial restrictions
Instrument with restriction	Bonds	Bonds	Bonds	Bank loans
Reporting party or subsidiary restriction
Creditor	Bondholders	Bondholders	Bondholders	Scotiabank
Registration number	H	Q	O	PB 70M
Name of financial indicator or ratio (See definition in Note 20,1)	NFD/Equity	NFD/Equity	NFD/Equity	NFD/Equity
Measurement frequency	Quarterly	Quarterly	Quarterly	Quarterly
Restriction (Range, value and unit of measure)	Must be less than 1.00	Must be less than 1.00	Must be less than 1.00	Must be less than 1.00
Indicator or ratio determined by the company	0.44	0.44	0.44	0.44
Fulfilled YES/NO	yes	yes	yes	yes

Bond issuance contracts in foreign markets require that the Company does not merge, or dispose of, or encumber all or a significant portion of its assets, unless all of the following conditions are met: (i) the legal successor is an entity constituted under the laws of Chile or the United States, which assumes all the obligations of the Company in a supplemental indenture, (ii) immediately after the merger or disposal or encumbrance there is no default by the issuer, and (iii) the issuer has provided a legal opinion indicating that the merger or disposal or encumbrance and the supplemental indenture comply with the requirements of the original indenture.
The Company and its subsidiaries are complying with all the aforementioned limitations, restrictions and obligations.

Notes to the Consolidated Interim Financial Statements
March 31, 2025

19.3    Disclosures on share capital
Issued share capital is divided into Series A shares and Series B shares. All such shares are nominative, have no par value and are fully issued, subscribed and paid.
Series B shares may not exceed 50% of the total issued, subscribed and paid-in shares of the Company and have a limited voting right, in that all of them can only elect one director of the Company, regardless of their equity interest and preferences:
(a)    require the calling of an Ordinary or Extraordinary Shareholders' Meeting when requested by Series B shareholders representing at least 5% of the issued shares thereof; and
(b)    require the calling of an extraordinary meeting of the board of directors, without the president being able to qualify the need for such a request, when so requested by the director who has been elected by the shareholders of said Series B.
The limitation and preferences of Series B shares have a duration of 50 consecutive and continuous years as of September 3, 1993.
The Series A shares have the preference of being able to exclude the director elected by the Series B shareholders in the voting process in which the president of the board of directors and of the Company must be elected and which follows the one in which the tie that allows such exclusion resulted.
The preference of Series A shares will have a term of 50 consecutive and continuous years as of September 3, 1993. The form of the titles of the shares, their issuance, exchange, disablement, loss, replacement, assignment and other circumstances thereof shall be governed by the provisions of Law No, 18,046 and its regulations.
Detail of capital classes in shares:

Type of capital in preferred shares	As of March 31, 2025		As of December 31, 2024
	Series A	Series B	Series A	Series B
Description of type of capital in shares
Number of authorized shares	142,818,904	142,818,904	142,819,552	142,818,904
Number of fully subscribed and paid shares	142,818,904	142,818,904	142,819,552	142,818,904
Number of subscribed partially paid shares	-	-	-	-
Increase (decrease) in the number of current shares	-	-	-	-
Number of outstanding shares	142,818,904	142,818,904	142,818,904	142,818,904
Number of shares owned by the Company or its subsidiaries or associates	-	-	-	-
Number of shares whose issuance is reserved due to the existence of options or agreements to dispose shares	-	-	-	-
Capital amount in shares ThUS$	134,730	1,442,893	134,730	1,442,893
Total number of subscribed shares	142,818,904	142,818,904	142,818,904	142,818,904

Notes to the Consolidated Interim Financial Statements
March 31, 2025
19.4Disclosures on reserves in Equity
As of March 31, 2025, and December 31, 2024 the composition is as follows:

Disclosure of reserves within shareholders' equity	As of March 31, 2025	As of December 31, 2024
	ThUS$	ThUS$
Reserve for currency exchange conversion (1)	(37,748)	(38,024)
Reserve for cash flow hedges (2)	2,232	7,314
Reserve for gains and losses from financial assets measured at fair value through other comprehensive income (3)	(4,757)	(5,702)
Reserve for actuarial gains or losses in defined benefit plans (4)	(10,903)	(11,179)
Other reserves	10,188	10,175
Total	(40,988)	(37,416)
(1) This balance reflects retained earnings for changes in the exchange rate when converting the financial statements of subsidiaries whose functional currency is different from the US dollar.
(2) The Company maintains, as hedge instruments, financial derivatives related to obligations with the public issued in UF and Chilean pesos, Changes from the fair value of derivatives designated and classified as hedges are recognized under this classification.
(3) Reserve related to the fair value variation of equity financial instruments.
(4) This caption reflects the effects of changes in actuarial assumptions, mainly changes in the discount rate.

Notes to the Consolidated Interim Financial Statements
March 31, 2025
Movements in other reserves and changes in ownership interest were as follows:

Movements	Foreign currency translation difference (1)	Reserve for cash flow hedges		Reserve for actuarial gains and losses from defined benefit plans		Reserve for gains (losses) from financial assets measured at fair value through other comprehensive income		Other reserves	Total reserves
	Before taxes	Before taxes	Tax	Before taxes	Deferred taxes	Before Taxes	Deferred taxes	Before taxes	Reserves	Deferred taxes	Total reserves
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
As of January 1, 2024	(4,921)	(1,275)	345	(17,991)	4,537	175,428	(53,134)	11,881	163,122	(48,252)	114,870
Movement of reserves	(33,103)	2,520	-	3,137	-	(183,289)	-	(1,706)	(212,441)	-	(212,441)
Impact to Income statement	-	8,773	-	-	-	-	-	-	8,773	-	8,773
Income taxes	-	-	(3,049)	-	(862)	-	55,293	-	-	51,382	51,382
As of December 31, 2024	(38,024)	10,018	(2,704)	(14,854)	3,675	(7,861)	2,159	10,175	(40,546)	3,130	(37,416)
Movement of reserves	276	2,986	-	420	-	1,295	-	13	4,990	-	4,990
Impact to Income statement	-	(9,948)	-	-	-	-	-	-	(9,948)	-	(9,948)
Income taxes	-	-	1,880	-	(144)	-	(350)	-	-	1,386	1,386
Balances as of March 31, 2025	(37,748)	3,056	(824)	(14,434)	3,531	(6,566)	1,809	10,188	(45,504)	4,516	(40,988)
(1) See details on reserves for foreign currency translation differences in Note 24, letter a).

Notes to the Consolidated Interim Financial Statements
March 31, 2025
Other reserves
This caption corresponds to the legal reserves reported in the stand-alone financial statements of the subsidiaries, associates and joint ventures that are mentioned below and that have been recognized in SQM’s equity through the application of the equity method.

Subsidiary – Associate – Joint ventures	As of March 31, 2025	As of December 31, 2024
	ThUS$	ThUS$
SQM Iberian S.A.	9,464	9,464
SQM Europe NV	354	354
Soquimich European holding B.V.	828	828
Soquimich Comercial S.A.	(393)	(393)
SQM Vitas Fzco.	85	85
Pavoni & C. SpA	7	7
SAS Adionics	-	-
SQM Australia Pty Ltd	100	87
Other	(701)	(701)
SQM Iberian S.A.	(1,677)	(1,677)
Orcoma Estudios SpA	2,121	2,121
Total Other reserves	10,188	10,175
19.5    Dividend policies
As required by Article 79 of the Chilean Companies Act, unless otherwise decided by unanimous vote of the holders of issued and subscribed shares, a publicly traded corporation must annually distribute a cash dividend to its shareholders, prorated based on their shares or the proportion established in the company’s bylaws if there are preferred shares, with at least 30% of our consolidated net income for each year.

Dividend policy for commercial year 2025
The company’s dividend policy for the 2025 business year was agreed upon by the Board of Directors on April 25, 2025. On that occasion, the following was decided:
(a)Distribute and pay a dividend to the respective shareholders as a percentage of the profits representing 30% of profits for 2025.

(b)Notwithstanding the aforementioned, the percentage indicated in (a) above may be increased if the Company’s Board of Directors deems that such increase does not materially and adversely affect the Company’s ability to make its investments and to comply with the estimates on future cash use.

(c)Distribute and pay dividends in 2025 and the first quarter of 2026, dividends, which will be charged against the aforementioned final dividend.

(d)In the ordinary meeting to be held in 2026, the Company’s Board of Directors will propose a final dividend discounting the amount of dividends previously distributed, considering that it does not materially and negatively affect the Company’s ability to make its investments, meet its obligations and, in general, comply with the investment and financing policy approved by the ordinary shareholders’ meeting.

(e)Any remaining amount from the net income from 2025 can be retained and used to finance the Company’s own operations or one or more of its investment projects, notwithstanding a possible distribution of dividends charged to accumulated earnings that might be approved by the shareholders’ meeting or the possible future capitalization of all or part of it.

Notes to the Consolidated Interim Financial Statements
March 31, 2025
(f)The payment of additional dividends is not being considered.
It must be expressly stated that this dividends policy details the intention of the Company’s Board of Directors and its fulfillment depends on the actual net income obtained, as well as on the results indicated by the projections the Company makes from time to time or on the existence of particular conditions, as appropriate. In any case, if the dividend policy set forth by the Board of Directors should undergo any substantial change, the Company must communicate it as a material event.
19.6Final dividends
As of March 31, 2025, no final, interim or contingent dividends have been paid.
19.7    Potential and provisional dividends
Dividends discounted from equity were as follows:

Dividends	As of March 31, 2025	As of December 31, 2024
	ThUS$	ThUS$
Interim dividend	-	-
Final dividend	-	-
Dividend according to policy	41,259	-
Owners of the Parent	41,259	-
Dividend eventual	-	-
Dividend according to policy	363	5,909
Non-controlling interests	363	5,909
Dividends discounted from equity for the period	41,622	5,909

19.8Dividend distribution to Codelco
The dividend payable to Codelco is calculated based on its share of annual Adjusted Net Income. As outlined in the Joint Venture Agreement, Codelco's proportion corresponds to 33,500 tons of lithium carbonate equivalent over the total tons of lithium carbonate equivalent sold in the year. The joint venture also outlines how to calculate the adjusted net income. Per IFRS, no provision for this amount has been recorded in SQM S.A.'s financial statements; however, when the Joint Venture Agreement becomes effective, this amount will be deducted from consolidated net income attributable to owners of the parent of SQM S.A. and will be reclassified to income for distributed to non-controlling interests. See note 3.25, 19.5 and 20.8.

Notes to the Consolidated Interim Financial Statements
March 31, 2025
Note 21     Contingencies and restrictions
In accordance with note 19.1, the Company recognizes a provision for those lawsuits in which there is a probability that the judgments will be unfavorable to the Company. The Company is party to the following lawsuits and other relevant legal actions:
20
20.1Lawsuits and other relevant events
(a)In January 2018, the company Transportes Buen Destino S.A. filed an arbitration claim under CAM rules against SQM Salar for controversies resulting from the execution of transport contracts for lithium brine and transport of salts. The amount of the claim is close to US$ 3 million. On August 6, 2024, SQM Salar was sentenced to pay CLP$ 80 million plus indexation. On August 13, 2024, SQM Salar and the Company filed a complaint appeal before the Court of Appeals of Santiago, which is pending.

(b)On April 6, 2021, Empresa Eléctrica Cochrane SpA requested the constitution of arbitration to resolve a dispute in relation to electricity supply contracts signed on March 30, 2012, and February 1, 2013. On January 17, 2022, the Company filed a claim for early termination of the electricity supply contracts against Empresa Eléctrica Cochrane SpA. On November 26, 2024, the arbitral tribunal upheld the claim of Empresa Eléctrica Cochrane SpA for the period between 2021 and 2023, with the amount to be determined in the mandatory compliance phase of the ruling. The arbitral tribunal also determined that Empresa Eléctrica Cochrane SpA failed to meet its information delivery obligations under the electricity supply contracts, although it dismissed the Company’s early termination claim.

(c)In October 2021, the Company requested the constitution of an arbitration against Chilena Consolidada Seguros Generales S.A. to resolve differences in relation to the interpretation and execution of the directors' and officers' liability insurance policy. On December 14, 2023, the arbitrator accepted the Company's claim in its entirety and ordered the defendant to pay US$ 32.2 million. The case is currently before the Court of Appeals to hear the appeals and the to hear the cassation and appeal appeals filed by the defendant.

(d)In February 2022, the company Montajes Eléctricos y Construcciones RER Limitada filed a claim for damages before the 21st Civil Court of Santiago against SQM Industrial S.A. for its alleged liability derived from the breach of an electrical installation contract. The case is awaiting a decision verdict from the court. The amount of the lawsuit is approximately ThUS$ 542.

(e)In March 2023, Mr. Josué Merari Trujillo Montejano filed a lawsuit against SQM Comercial de México, S.A. de C.V. for damages for third-party civil liability for the death of his brother Mr. Manuel Agustín Trujillo Montejano, before the First Instance Judge of the Civil Branch of the city of Zapopan, Mexico. The lawsuit is currently under discussion. The amount of the lawsuit is approximately ThUS$ 330.

(f)In May 2023, the heirs of Sami Al Taweel, a shareholder of Abu Dhabi Fertilizer Industries Company LLC ("Adfert"), filed a claim against SQM Corporation NV, other shareholders and former officers and directors of Adfert appointed by SQM Corporation NV, with the Settlement Center of the Abu Dhabi Commercial Court of First Instance, which alleges a debt of AED 73.5 million. On March 27, 2025, the Abu Dhabi Commercial Court of First Instance rejected the claim by Sami Al Taweel's heirs, which was appealed on April 26. On May 13, the Court of Appeals rejected the appeal.

(g)In May 2023, Mr. Luis Guillermo Benítez Peña and 17 other employees filed a lawsuit against a contractor, the Company and six other companies with the Labor Court of San Miguel for indirect dismissal, annulment of dismissal and payment of employment benefits The proceeding is in the ruling stage. On

Notes to the Consolidated Interim Financial Statements
March 31, 2025
August 28, 2024, a ruling was issued rejecting the claim against the Company. On January 21, 2025, one of the main defendants filed an appeal for unification of jurisprudence, which the Supreme Court rejected on March 14, 2025. The trial has concluded and the lawsuit totals approximately ThUS$358.

(h)In February 2024, Mr. Emiliano Malebrán Pallauta, Mr. Rubén Valenzuela González and Mr. José Aguilera Flores filed a lawsuit against the Company through the Labor Court of Iquique for protection of fundamental rights and secondarily for wrongful dismissal and collection of unpaid wages and severance pay. On January 13, 2025, the court ruled partially in favor of the claim and ordered the Company to pay the sum of MUS$263. On January 24, 2025, the Company filed an appeal for annulment, which is currently awaiting a decision.

(i)In February 2024, Mr. Manuel Jesús Lobos Cortés filed a lawsuit against the Company through the Labor Court of Iquique for damages caused by occupational illness. The court rejected the case on February 21, 2025. On March 4, 2025, the plaintiff filed an appeal for annulment, which the Iquique Court of Appeals rejected. The lawsuit totals approximately ThUS$279.

(j)In September 2024, the subsidiary Sichuan Dixin New Energy Co., Ltd. was notified of a civil lawsuit filed by Hebei Leheng Energy Saving Equipment Co., Ltd. in its capacity as joint and several co-debtor for disputes arising from a construction contract between the plaintiff and the defendant Xinyu Xinyihe New Material Technology Co., Ltd. The amount of the claim is approximately ThUS$2. The case is being heard in the People's Court of DongpoDistrict, Meishan, Sichuan Province. The second trial hearing took place on April 23, 2025, and is currently awaiting the court's decision.

The Company and its subsidiaries have been involved and will probably continue to be involved either as plaintiffs or defendants in certain judicial proceedings that have been and will be heard by the arbitration or ordinary courts of justice that will make the final decision. Those proceedings that are regulated by the appropriate legal regulations are intended to exercise or oppose certain actions or exceptions related to certain mining claims either granted or to be granted and that do not or will not affect in an essential manner the development of the Company and its subsidiaries.
Soquimich Comercial S.A., subsidiaries have been involved and will probably continue being involved either as plaintiff or defendant in certain judicial proceedings through which it intends to collect and receive the amounts owed, the total nominal value of which is approximately US$ 1.05 million.
The Company and its subsidiaries have made efforts and continues making efforts to obtain payment of certain amounts that are still owed to the Company due to its activities. Such amounts will continue to be required using judicial or non-judicial means by the plaintiffs, and the actions and exercise related to these are currently in full force and effect.
20.2Administrative - Environmental contingencies
(a)In November 2016, the SMA filed charges against SQM Salar for the extraction of brine beyond the authorized amount, progressive damage to the vitality of algarrobo trees, incomplete information delivery, and modification of monitoring plan variables, among others. SQM Salar submitted a compliance program, which was approved by the SMA on August 29, 2022. A claim was filed regarding this program with the Environmental Court of Antofagasta by the Council of Atacameño Peoples. On June 11, 2024, the Environmental Court of Antofagasta agreed to reject the claim in its entirety. SQM Salar is currently implementing the compliance program, which is expected to be completed by mid-2025. The SMA will determine whether the program has been satisfactorily implemented and decide if the administrative sanctioning procedure should be concluded.

Notes to the Consolidated Interim Financial Statements
March 31, 2025

(b)Through the resolution of April 14, 2020, the General Water Directorate imposed a fine of 4,180 monthly tax units (UTM) on SQM Salar for alleged violations of article 294 of the Water Code. This resolution was appealed, and the outcome is still pending.

(c)In May 2024, the General Water Directorate of the Antofagasta Region initiated a sanctioning procedure against SQM Salar for alleged violations of article 294 of the Water Code at the solar evaporation ponds of the Atacama Salt Flat operation. SQM presented defenses rejecting the alleged non-compliance, and the resolution from the General Water Directorate is still pending.

(d)On May 30, 2024, Albemarle Limited submitted an exceptional review request to the Environmental Assessment Service of the Antofagasta Region regarding the environmental qualification resolutions regulating its operation and that of SQM Salar, in accordance with article 25 quinquies of Environmental Framework Law No. 19.300. The procedure is in its initial stage, and the Environmental Assessment Service ruling on the admissibility of the request is still pending. As such, it could either proceed or be declared inadmissible and closed.

(e)In July 2024, a criminal complaint was filed for alleged environmental non-compliance in the Atacama Salt Flat, which may be investigated under article 308 of the Criminal Code. The complaint is being handled by the Calama Public Prosecutor’s Office, based on the information presented in the exceptional review request for environmental qualification resolutions filed by Albemarle. The case is still under investigation.

(f)Through the resolution of October 15, 2024, the General Water Directorate imposed a fine of 1,285 monthly tax units (UTM) on SQM Salar for alleged violations of articles 5 and 6 of DGA Resolution No. 1.238 regarding the monitoring and reporting system for effective extractions at the groundwater extraction facilities. This resolution was appealed, and the outcome is still pending.
20.3Tax Contingencies
Claims for the application of the specific tax on mining activities associated with lithium exploitation.
The Chilean Internal Revenue Service (SII) has sought to extend the specific tax on mining activities to lithium mining, which cannot be concessioned under the legal system. As of December 31, 2023, the SII had collected a total of US$986.3 million from SQM, which SQM has paid, in the specific tax on mining activities applied to lithium for tax years 2012 to 2023 (financial years 2011 to 2022). SQM Salar has filed seven tax claims against the SII. Both amounts, which have already been paid by SQM Salar, totaled US$986.3 million as of December 31, 2024, including US$59.5 million in over-assessed amounts, US$818.0 million in disputed taxes (net of the corporate income tax impact), and US$108.8 million in interest and penalties. On April 5, 2024, the Santiago Court of Appeals issued a ruling on one of the tax claims, case No. 312-2022, overturning the ruling previously issued by the Santiago Metropolitan Region Tax and Customs Court, which had upheld SQM Salar’s action for annulment on public law grounds regarding tax assessments for tax years 2017 and 2018. Although this ruling by the Santiago Court of Appeals does not affect the other claims filed by SQM Salar against the SII and is still subject to appeal by SQM Salar, it prompted a review of the accounting treatment of the tax claims by the Company’s Board of Directors. As a result, the Company recognized a tax expense of US$1,106.2 million for 2024 (US$926.7 million for financial years 2011 to 2022, US$162.2 million for the financial year 2023, and US$16.7 million for financial year 2024). and US$4.8 million for the 2025 period, which corresponds to the impact that the interpretation of the Santiago Court of Appeals ruling could have on the claims. As of March 31, 2025 and December 31, 2024, the Company has non-current tax receivables of US$59.5 million for both periods.
The claims are as follows.

Notes to the Consolidated Interim Financial Statements
March 31, 2025
(a)On August 26, 2016, a tax claim was filed before the Third Tax and Customs Court of the Metropolitan Region against IRS assessments 169, 170, 171 and 172, for the tax years 2012 to 2014. The amount in dispute is US$ 17.8 million, where (i) US$ 11.5 million is the tax claim, after its effect on corporate income taxes and (ii) US$ 6.3 million is associated interest and penalties. On October 30, 2024, a ruling was issued rejecting the tax claim, An appeal was granted on December 13, 2024, pending resolution.

(b)On March 24, 2017, a tax claim was filed before the Third Tax and Customs Court of the Metropolitan Region against resolution 156 issued by the Chilean IRS for the tax year 2015. The amount in dispute is US$ 3.2 million is the tax claim, after its effect on corporate income taxes. On November 4, 2024, a ruling was issued rejecting the tax claim. An appeal was granted on December 13, 2024, pending resolution.

(c)On March 24, 2017, a tax claim was filed before the Third Tax and Customs Court of the Metropolitan Region against liquidation No. 207 issued by the Chilean IRS, relating to the 2016 tax year. The amount involved is US$ 5.5 million of which (i) US$ 1.2 million relates to amounts paid in excess, (ii) US$ 3.8 million relates to the tax claimed (net of the effect on corporate tax), and (iii) US$ 0.5 million relates to interest and penalties. On October 30, 2024, a ruling was issued rejecting the tax claim. An appeal was granted on December 13, 2024, pending resolution.

(d)On July 15, 2021, SQM Salar filed before the First Tax and Customs Court of the Metropolitan Region a tax annulment and claim against assessments 65 and 66 for the tax years 2017 and 2018. The amount in dispute is US$ 63.9 million, where (i) US$ 17.6 million is overpaid taxes, (ii) US$ 30.2 million is tax claimed net of corporate income tax, and (iii) US$ 16.1 million is associated interest and penalties. On November 7, 2022, the First Tax and Customs Court upheld SQM Salar's claim and ordered the annulment of these tax assessments. On April 5, 2024, the Santiago Court of Appeals reversed the first instance ruling insofar as it accepted the annulment suit aimed at challenging the liquidations, accepting the claim only in terms of the miscalculated items recognized by the Chilean IRS. A cassation appeal filed by SQM Salar on April 23, 2024 for the review of this last ruling is pending before the Supreme Court.

(e)On June 30, 2023, SQM Salar filed before the First Tax and Customs Court of the Metropolitan Region a tax annulment and claim against assessment 23 for the tax year 2019. The amount in dispute is US$ 36.7 million, where (i) US$ 9.7 million is overpaid taxes, and (ii) US$ 27.0 million is the tax claim, after its effect on corporate income taxes. The trial is currently at the discussion stage.

(f)On January 19, 2024, SQM Salar filed with the Third Tax and Customs Court of the Metropolitan Region, a tax annulment and claim against Resolution No. 56/2023 for the tax years 2020 and 2021. The amount in dispute is US$ 20.7 million, where US$ 5.6 million is overpaid taxes and US$ 15.1 million is the tax claim, after its effect on corporate income taxes. The case is currently at the discussion stage.

(g)On January 19, 2024, SQM Salar filed before the Third Tax and Customs Court of the Metropolitan Region a tax annulment and claim against assessment 1 for the tax year 2022. The amount in dispute is US$ 53.5 million, restated to the date of payment, of which US$ 14.4 million is overpaid taxes, US$ 36.1 million is the tax claim, after its effect on corporate income taxes and US$ 3 million is associated interest and penalties. The trial is currently at the discussion stage.

(h)On December 19, 2023, through Assessment No. 67, the SII resolved discrepancies for the 2023 tax year (2022 business year), regarding the specific tax on mining activities, totaling MMUS$785, of which MMUS$10.9 pertains to amounts settled in excess, and MMUS$774.1 relates to the claimed tax plus interest, net of first category tax. On August 14, 2024, a request for tax annulment and, in subsidy, a claim was filed to declare the invalidity of the aforementioned tax assessment. The trial is currently at the discussion stage.

Notes to the Consolidated Interim Financial Statements
March 31, 2025
The Chilean IRS has not issued a settlement for differences on specific mining tax with respect to the 2024 tax year (2023 business year). If the Chilean IRS uses criteria similar to that used in previous years, then it may issue settlements in the future covering this year. The Company's estimate for the amount that could be settled by the SII, corresponding to the business year 2023 and as of March 2025 amounts to MMUS$184.2 (net of first category tax), excluding interest and penalties.
On December 19, 2024, the SII issued settlements Nos. 79-97 which re-determined the mandatory monthly provisional payments for the specific tax on mining activity related to SQM Salar's lithium exploitation for the periods from January to September 2024. The total amount was MMUS$78.3, including a penalty and interest of MMUS$25.3. SQM Salar challenged these settlements through a voluntary administrative reconsideration, which is pending resolution. As of the reporting date, the amount related to interest and penalties totaled MMUS$26.6.
Others claims.
(a)Exploraciones Mineras S.A. has filed a tax claim with the First Tax and Customs Court of the Metropolitan Region against Resolution Ex. No. 1130 issued by the Tax Department No. 2 of the Chilean IRS for East Santiago on April 30, 2019, which disallowed the tax loss of US$3.8 million declared in the 2016 tax year. On January 31, 2025, the First Tax and Customs Court partially accepted the claim, and the ruling is expected to be appealed by Exploraciones Mineras S.A. appealed the ruling on February 24, 2025.

(b)SQM Salar maintains a tax claim with the Fourth Tax and Customs Court of the Metropolitan Region, due to the rejection of expenses for donations in the amount of ThUS$209.1. The case is awaiting the issuance of the resolution that receives the case as evidence.

(c)SQM Salar has filed a tax claim with the First Tax and Customs Court of the Metropolitan Region against Resolution Ex. DGC 17200 No. 152 of August 30, 2022, which disallowed the donation expense under Article 21 of the Income Tax Law. The case amounts to ThUS$319.4 and is awaiting the issuance of the resolution that receives the case as evidence.

(d)The Company has also filed a tax claim before the Santiago Metropolitan Region First Tax and Customs Court against Tax Settlement No. 16, dated August 30, 2022, which rejected a donation expense deduction under article 21 of the Income Tax Law. These donations were made to the same recipient institutions as those in the previous tax settlement. The disputed amount is MUS$511, On April 28, 2025, the Company's claim was accepted and settlement No. 16 was annulled.

(e)SQM Nitratos S.A. has filed a tax claim before the First Tax and Customs Court of the Metropolitan Region against settlement No. 15 dated August 30, 2022, which disallowed the donation expense for the application of Article 21 of the Income Tax Law. The disputed donations were made to the same donor institutions referenced in the prior settlement. The case involves an amount of ThUS$511. On April 04, 2025, the Court summoned the parties to hear the ruling. We are awaiting the Court's final judgment in the case.
20.4    Association with Codelco
On July 26, 2024, Inversiones TLC SpA, a subsidiary of Tianqi, filed an appeal of illegality before the Court of Appeals of Santiago against the ordinary ruling No. 74.987 issued on June 18, 2024 by the CMF, which determined that the association between SQM and Codelco, reported as an material event on May 31, 2024, does not require approval by the Company's extraordinary shareholders' meeting. The Company became a party to these proceedings on August 1, 2024. The case is awaiting a ruling in the Court of Appeals. In addition, other legal proceedings have been directed against entities other than the Company or SQM Salar, which, if successful, could delay or render ineffective the association of SQM and Codelco.

Notes to the Consolidated Interim Financial Statements
March 31, 2025
20.5    Other matters
The Company is required to be in compliance with all applicable laws and regulations in Chile and internationally with respect to anti-corruption, anti-money laundering and other regulatory matters, including the Foreign Corrupt Practices Act (FCPA). The Company has received a request for information and subpoena from the SEC requesting information related to our business operations, compliance program, and allegations of potential violations of the FCPA and other anti-corruption laws. The SEC has said that the investigation is a non-public, fact-finding inquiry and we are not aware that any conclusion has been reached by the SEC. Management has undertaken an internal review to identify information to respond to the SEC's request thus actively cooperating in the review.
20.6    Indirect guarantees
As of March 31, 2025, there are no indirect guarantees.

Notes to the Consolidated Interim Financial Statements
March 31, 2025
Note 22    Gains (losses) from operating activities in the statement of income of expenses, included according to their nature.
21
21.1Revenue from operating activities customer activities
The Group derives revenues from the sale of goods (which are recognized at one point in time) and from the provision of services (which are recognized over time) and are distributed among the following geographical areas and main product and service lines:
(a)Geographic areas:

For the period ended March 31, 2025
Geographic areas	Specialty plant nutrition	Iodine and derivatives	Lithium and derivatives	Potassium	Industrial chemicals	Other	Total ThUS$
Chile	16,209	890	48	2,075	385	2,800	22,407
Latin America and the Caribbean	31,192	6,188	965	10,428	2,355	1,027	52,155
Europe	40,886	94,783	11,232	7,896	3,864	88	158,749
North America	93,470	39,419	15,221	16,658	10,700	973	176,441
Asia and Others	30,469	113,688	475,432	5,472	1,529	288	626,878
Total	212,226	254,968	502,898	42,529	18,833	5,176	1,036,630

For the period ended March 31, 2024
Geographic areas	Specialty plant nutrition	Iodine and derivatives	Lithium and derivatives	Potassium	Industrial chemicals	Other	Total ThUS$
Chile	14,274	408	-	3,823	340	3,360	22,205
Latin America and the Caribbean	21,566	5,710	609	22,175	1,771	21	51,852
Europe	33,869	101,619	35,499	13,785	6,404	140	191,316
North America	89,073	38,478	13,275	15,335	11,690	158	168,009
Asia and Others	48,969	93,887	498,014	8,517	1,645	103	651,135
Total	207,751	240,102	547,397	63,635	21,850	3,782	1,084,517

Notes to the Consolidated Interim Financial Statements
March 31, 2025

(b)Main product and service lines:

Products and Services	For the period from January to March of the year
	2025	2024
	ThUS$	ThUS$
Specialty plant nutrition	212,226	207,751
- Sodium Nitrates	2,593	10,042
- Potassium nitrate and sodium potassium nitrate	115,630	119,709
- Specialty Blends	52,652	43,227
- Other specialty fertilizers	41,351	34,773
Iodine and derivatives	254,968	240,102
Lithium and derivatives	502,898	547,397
Potassium	42,529	63,635
Industrial chemicals	18,833	21,850
Other	5,176	3,782
Total	1,036,630	1,084,517

21.2    Cost of sales
Cost of sales broken down by nature of expense:

Nature of expense	For the period from January to March of the year
	2025	2024
	ThUS$	ThUS$
Raw materials and consumables used	(248,317)	(247,315)
Classes of employee benefit expenses	(79,596)	(61,864)
Depreciation expense	(89,121)	(68,296)
Depreciation of Right-of-use Assets (IFRS 16)	(5,200)	(3,626)
Amortization expense	(2,289)	(2,068)
Investment plan expenses	(10,578)	(10,440)
Provision for materials, spare parts and supplies	(472)	1,412
Contractors	(79,475)	(58,419)
Operating leases	(21,876)	(20,419)
Mining patents	(6,626)	(3,145)
Operational transportation	(26,916)	(19,242)
Freight / product transportation costs	(54,263)	(59,211)
Insurance	(7,150)	(10,626)
Corfo rights and other agreements	(72,410)	(118,857)
Expenses related to variable lease payments (contracts under IFRS 16)	(856)	(1,535)
Variation in gross inventory	5,309	(39,369)
Variation in inventory provision	(7,292)	21,541
Other	(24,818)	(14,509)
Total	(731,946)	(715,988)

Notes to the Consolidated Interim Financial Statements
March 31, 2025
21.3    Other income

Other income	For the period from January to March of the year
	2025	2024
	ThUS$	ThUS$
Discounts obtained from suppliers	421	491
Fines charged to suppliers	37	(15)
Amounts recovered from insurance	3	53
Overestimate of provisions for third-party obligations	332	153
Sales of materials, spare parts and supplies	8	273
Options on mining properties	45	29
Government Grants (1)	17	-
Others	471	307
Total	1,334	1,291

(1) The Company received an unconditional government grant for ThUS$ 17 in March 2025, related to the permanence of its commercial office of SQM Shanghai Chemicals Co. Ltd. in the current district, which was recognized as part of this category.
21.4Administrative expenses

Administrative expenses	For the period from January to March of the year
	2025	2024
	ThUS$	ThUS$
Employee benefit expenses	(23,314)	(17,414)
Marketing costs	(1,768)	(1,699)
Amortization expenses	(116)	(116)
Entertainment expenses	(1,082)	(1,166)
Advisory services	(4,947)	(4,952)
Lease of buildings and facilities	(548)	(316)
Insurance	(1,113)	(776)
Office expenses	(2,905)	(3,549)
Contractors	(1,936)	(2,456)
Depreciation of Right-of-use Assets (contracts under IFRS 16)	(1,484)	(1,137)
Other expenses	(4,155)	(4,740)
Total	(43,368)	(38,321)

Notes to the Consolidated Interim Financial Statements
March 31, 2025
21.5    Other expenses

Other expenses	For the period from January to March of the year
	2025	2024
	ThUS$	ThUS$
Impairment losses / reversals of impairment losses recognized in income for the year
Properties, plant and equipment	-	(9,918)
Goodwill	-	-
Impairment of materials, spare parts, and supplies	-	-
Subtotal	-	(9,918)
Other expenses, by nature
Legal expenses	(3,670)	(2,428)
VAT and other unrecoverable taxes	(342)	(401)
Fines paid	(171)	(79)
Investment plan expenses	(3,240)	(1,667)
Other organizational expenses in companies	(54)	-
Contributions and donations	(1,445)	(1,753)
Local contract expenses	(6,241)	(1,340)
Other operating expenses	(1,416)	1,385
Subtotal	(16,579)	(6,283)
Total	(16,579)	(16,201)
21.6    Other losses

Other losses	For the period from January to March of the year
	2025	2024
	ThUS$	ThUS$
Adjustment to prior periods due to applying the equity method	(183)	54
Impairment of investments in associates	10	-
Sales of investments in joint ventures	-	(4,075)
Others	(935)	1,985
Totals	(1,108)	(2,036)

21.7    Impairment losses and reversals for financial assets

(Impairment) reversal of value of financial assets	For the period from January to March of the year
	2025	2024
	ThUS$	ThUS$
(Impairment) reversal of value of financial assets (See Note 13.2)	(28)	576
Total	(28)	576

Notes to the Consolidated Interim Financial Statements
March 31, 2025

21.8Summary of expenses by nature
The following summary considers notes 22.2, 22.4 and 22.5

Expenses by nature	For the period from January to March of the year
	2025	2024
	ThUS$	ThUS$
Raw materials and consumables	(248,317)	(247,315)
Employee benefit expenses	(102,910)	(79,278)
Depreciation expense	(89,121)	(68,296)
Depreciation of right-of-use assets	(6,684)	(4,763)
Impairment of properties, plant and equipment, intangible and Goodwill	-	(9,918)
Amortization expense	(2,405)	(2,184)
Legal and judicial expenses	(3,670)	(2,428)
Investment plan expenses	(13,818)	(12,107)
Provision for materials, spare parts and supplies	(472)	1,412
Contractors	(87,652)	(62,215)
Operational leases	(22,424)	(20,735)
Mining patents	(6,626)	(3,145)
Operational transportation	(26,916)	(19,242)
Freight and product transportation costs	(54,263)	(59,211)
Corfo rights and other agreements	(73,855)	(120,610)
Expenses related to variable lease payments (contracts under IFRS 16)	(856)	(1,535)
Insurance	(8,263)	(11,402)
Consultant and advisor services	(4,947)	(4,952)
Variation in gross inventory	5,309	(39,369)
Variation in inventory provision	(7,292)	21,541
Other expenses	(36,711)	(24,758)
Total expenses by nature	(791,893)	(770,510)

21.9    Finance expenses

Finance expenses	For the period from January to March of the year
	2025	2024
	ThUS$	ThUS$
Interest expense from bank borrowings and overdrafts	(1,811)	(1,212)
Interest expense from bonds	(45,802)	(37,015)
Interest expense from loans	(15,849)	(23,234)
Reversal of capitalized interest expenses	16,655	16,558
Financial expenses for restoration and rehabilitation provisions	(3,833)	1,617
Interest on lease agreement	(767)	(578)
Other finance costs	(2,532)	(2,975)
Total	(53,939)	(46,839)

Notes to the Consolidated Interim Financial Statements
March 31, 2025

21.10    Finance income

Finance income	For the period from January to March of the year
	2025	2024
	ThUS$	ThUS$
Interest from term deposits	11,986	16,081
Interest from marketable securities	1,499	5,541
Interest from maintenance of minimum bank balance in current account	407	844
Other finance interests	5,635	3,719
Other finance income	133	135
Total	19,660	26,320

Notes to the Consolidated Interim Financial Statements
March 31, 2025
Note 23    Reportable segments
22
22.1    Reportable segments
(a)General information:
The amount of each item presented in each operating segment is equal to that reported to the highest authority that makes decisions regarding the operation, in order to decide on the allocation of resources to the defined segments and to assess its performance.
These operating segments mentioned are consistent with the way the Company is managed and how results will be reported by the Company. These segments reflect separate operating results that are regularly reviewed by the executive responsible for operational decisions in order to make decisions about the resources to be allocated to the segment and assess its performance (See Note 23.2).
The performance of each segment is measured based on net income and revenues. Inter-segment sales are made using terms and conditions at current market rates.
(b)Factors used to identify segments on which a report should be presented:
The segments covered in the report are strategic business units that offer different products and services. These are managed separately because each business requires different technology and marketing strategies.
(c)Description of the types of products and services from which each reportable segment obtains its income from ordinary activities
The operating segments are as follows:
(i)Specialty plant nutrients
(ii)Iodine and its derivatives
(iii)Lithium and its derivatives
(iv)Industrial chemicals
(v)Potassium
(vi)Other products and services

(d)Description of income sources for all the other segments
Information regarding assets, liabilities, profits and expenses that cannot be assigned to the segments indicated in Note 23.2 and 23.3 due to the nature of production processes, is included under the "Unallocated amounts” category of the disclosed information.

Notes to the Consolidated Interim Financial Statements
March 31, 2025
(e)Description of the nature of the differences between measurements of results of reportable segments and the result of the entity before the expense or income tax expense of incomes and discontinued operations
The information reported in the segments is extracted from the Company’s consolidated financial statements and therefore there is no need to prepare reconciliations between the data mentioned above and those reported in the respective segments, according to what is stated in paragraph 28 of IFRS 8, "Operating Segments".
For the allocation of inventory valuation costs, we identify the direct expenses (can be directly allocated to products) and the common expenses (belong to co-production processes, for example common leaching expenses for production of Iodine and Nitrates), Direct costs are directly allocated to the product and the common costs are distributed according to percentages that consider different variables in their determination, such as margins, rotation of inventories, revenue, production etc.
The allocation of other common costs that are not included in the inventory valuation process, but go straight to the cost of sales, use similar criteria: the costs associated with a product or sales in particular are assigned to that particular product or sales, and the common costs associated with different products or business lines are allocated according to the sales.
(f)Description of the nature of the differences between measurements of assets of reportable segments and the Company´s assets
Assets are not shown classified by segments, as this information is not readily available, some of these assets are not separable by the type of activity by which they are affected since this information is not used by management in decision-making with respect to resources to be allocated to each defined segment. All assets are disclosed in the "unallocated amounts" category.
(g)Description of the nature of the differences between measurements of liabilities of reportable segments and the Company’s liabilities
Liabilities are not shown classified by segments, as this information is not readily available, some of these liabilities are not separable by the type of activity by which they are affected, since this information is not used by management in decision-making regarding resources to be allocated to each defined segment. All liabilities are disclosed in the "unallocated amounts" category.

Notes to the Consolidated Interim Financial Statements
March 31, 2025
22.2    Reportable segment disclosures:

Operating segment items for as of March 31, 2025	Specialty plant nutrients	Iodine and its derivatives	Lithium and its derivatives	Industrial chemicals	Potassium	Other products and services	Operating segments	Unallocated amounts	Total as of and for the period ended March 31, 2025
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Revenue	212,226	254,968	502,898	18,833	42,529	5,176	1,036,630	-	1,036,630
Revenues from transactions with other operating segments of the same entity	-	-	-	-	-	-	-	-	-
Revenues from external customers and transactions with other operating segments of the same entity	212,226	254,968	502,898	18,833	42,529	5,176	1,036,630	-	1,036,630
Costs of sales	(175,032)	(114,368)	(389,577)	(10,960)	(37,773)	(4,236)	(731,946)	-	(731,946)
Administrative expenses	-	-	-	-	-	-	-	(43,368)	(43,368)
Finance expense	-	-	-	-	-	-	-	(53,939)	(53,939)
Depreciation and amortization expense	(19,450)	(14,984)	(58,204)	(1,515)	(4,046)	(11)	(98,210)	-	(98,210)
The entity’s interest in the profit or loss of associates and joint ventures accounted for by the equity method	-	-	-	-	-	-	-	2,832	2,832
Income before taxes	37,194	140,600	113,321	7,873	4,756	940	304,684	(92,966)	211,718
Income tax expense	-	-	-	-	-	-	-	(73,384)	(73,384)
Net income (loss)	37,194	140,600	113,321	7,873	4,756	940	304,684	(166,350)	138,334
Assets	-	-	-	-	-	-	-	11,486,952	11,486,952
Equity-accounted investees	-	-	-	-	-	-	-	603,422	603,422
Incorporation of non-current assets other than financial instruments, deferred tax assets, net defined benefit assets and rights arising from insurance contracts	-	-	-	-	-	-	-	559,695	559,695
Liabilities	-	-	-	-	-	-	-	6,194,514	6,194,514
Impairment loss of financial assets recognized in profit or loss	-	-	-	-	-	-	-	(28)	(28)
Impairment loss of non-financial assets recognized in profit or loss	-	-	-	-	-	-	-	-	-
Cash flows
Cash flows from operating activities	-	-	-	-	-	-	-	215,895	215,895
Cash flows used in investing activities	-	-	-	-	-	-	-	181,114	181,114
Cash flows from financing activities	-	-	-	-	-	-	-	(118,784)	(118,784)

Notes to the Consolidated Interim Financial Statements
March 31, 2025

Operating segment items as of and for the period ended March 31, 2024	Specialty plant nutrients	Iodine and its derivatives	Lithium and its derivatives	Industrial chemicals	Potassium	Other products and services	Operating segments	Unallocated amounts	Total as of and for the period ended March 31, 2024
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Revenue	207,751	240,102	547,397	21,850	63,635	3,782	1,084,517	-	1,084,517
Revenues from transactions with other operating segments of the same entity	-	-	-	-	-	-	-	-	-
Revenues from external customers and transactions with other operating segments of the same entity	207,751	240,102	547,397	21,850	63,635	3,782	1,084,517	-	1,084,517
Costs of sales	(164,889)	(100,828)	(376,003)	(13,160)	(57,168)	(3,940)	(715,988)	-	(715,988)
Administrative expenses	-	-	-	-	-	-	-	(38,321)	(38,321)
Finance expense	-	-	-	-	-	-	-	(46,839)	(46,839)
Depreciation and amortization expense	(15,170)	(13,741)	(36,727)	(1,258)	(6,468)	(22)	(73,386)	-	(73,386)
The entity’s interest in the profit or loss of associates and joint ventures accounted for by the equity method	-	-	-	-	-	-	-	4,555	4,555
Income before taxes	42,862	139,274	171,394	8,690	6,467	(158)	368,529	(68,353)	300,176
Income tax expense	-	-	-	-	-	-	-	(1,168,843)	(1,168,843)
Net income (loss)	42,862	139,274	171,394	8,690	6,467	(158)	368,529	(1,237,196)	(868,667)
Assets	-	-	-	-	-	-	-	10,587,636	10,587,636
Equity-accounted investees	-	-	-	-	-	-	-	84,904	84,904
Incorporation of non-current assets other than financial instruments, deferred tax assets, net defined benefit assets and rights arising from insurance contracts	-	-	-	-	-	-	-	463,748	463,748
Liabilities	-	-	-	-	-	-	-	5,899,194	5,899,194
Impairment loss of financial assets recognized in profit or loss	-	-	-	-	-	-	-	576	576
Impairment loss of non-financial assets recognized in profit or loss	-	-	-	-	-	-	-	(9,918)	(9,918)
Cash flows
Cash flows from operating activities	-	-	-	-	-	-	-	150,566	150,566
Cash flows used in investing activities	-	-	-	-	-	-	-	150,761	150,761
Cash flows from financing activities	-	-	-	-	-	-	-	(12,447)	(12,447)

Notes to the Consolidated Interim Financial Statements
March 31, 2025
22.3    Statement of comprehensive income classified by reportable segments based on groups of products

Items in the statement of comprehensive income as of March 31, 2025	Specialty plant nutrients	Iodine and its derivatives	Lithium and its derivatives	Industrial chemicals	Potassium	Other products and services	Corporate Unit	Total segments and corporate unit
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Revenue	212,226	254,968	502,898	18,833	42,529	5,176	-	1,036,630
Costs of sales	(175,032)	(114,368)	(389,577)	(10,960)	(37,773)	(4,236)	-	(731,946)
Gross profit	37,194	140,600	113,321	7,873	4,756	940	-	304,684
Other incomes by function	-	-	-	-	-	-	1,334	1,334
Administrative expenses	-	-	-	-	-	-	(43,368)	(43,368)
Other expenses by function	-	-	-	-	-	-	(16,579)	(16,579)
Impairment of gains and review of impairment losses (impairment losses) determined in accordance with IFRS 9	-	-	-	-	-	-	(28)	(28)
Other losses	-	-	-	-	-	-	(1,108)	(1,108)
Financial income	-	-	-	-	-	-	19,660	19,660
Financial costs	-	-	-	-	-	-	(53,939)	(53,939)
Interest in the profit (loss) of associates and joint ventures accounted for by the equity method	-	-	-	-	-	-	2,832	2,832
Exchange differences	-	-	-	-	-	-	(1,770)	(1,770)
Profit (loss) before taxes	37,194	140,600	113,321	7,873	4,756	940	(92,966)	211,718
Income tax expense	-	-	-	-	-	-	(73,384)	(73,384)
Profit (loss) net	37,194	140,600	113,321	7,873	4,756	940	(166,350)	138,334

Notes to the Consolidated Interim Financial Statements
March 31, 2025

Items in the statement of comprehensive income as of March 31, 2024	Specialty plant nutrients	Iodine and its derivatives	Lithium and its derivatives	Industrial chemicals	Potassium	Other products and services	Corporate Unit	Total segments and corporate unit
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Revenue	207,751	240,102	547,397	21,850	63,635	3,782	-	1,084,517
Costs of sales	(164,889)	(100,828)	(376,003)	(13,160)	(57,168)	(3,940)	-	(715,988)
Gross profit	42,862	139,274	171,394	8,690	6,467	(158)	-	368,529
Other incomes by function	-	-	-	-	-	-	1,291	1,291
Administrative expenses	-	-	-	-	-	-	(38,321)	(38,321)
Other expenses by function	-	-	-	-	-	-	(16,201)	(16,201)
Impairment of gains and review of impairment losses (impairment losses) determined in accordance with IFRS 9	-	-	-	-	-	-	576	576
Other gains	-	-	-	-	-	-	(2,036)	(2,036)
Financial income	-	-	-	-	-	-	26,320	26,320
Financial costs	-	-	-	-	-	-	(46,839)	(46,839)
Interest in the profit (loss) of associates and joint ventures accounted for by the equity method	-	-	-	-	-	-	4,555	4,555
Exchange differences	-	-	-	-	-	-	2,302	2,302
Profit (loss) before taxes	42,862	139,274	171,394	8,690	6,467	(158)	(68,353)	300,176
Income tax expense	-	-	-	-	-	-	(1,168,843)	(1,168,843)
Profit (loss) net	42,862	139,274	171,394	8,690	6,467	(158)	(1,237,196)	(868,667)

Notes to the Consolidated Interim Financial Statements
March 31, 2025
22.4    Disclosures on geographical areas
As indicated in paragraph 33 of IFRS 8, the entity discloses geographical information on its revenue from operating activities with external customers and from non-current assets that are not financial instruments, deferred income tax assets, assets related to post-employment benefits or rights derived from insurance contracts.
22.5    Disclosures on main customers
With respect to the degree of dependency of the Company on its customers, in accordance with paragraph 34 of IFRS 8, the Company has no external customers who individually represent 10% or more of its revenue.

Notes to the Consolidated Interim Financial Statements
March 31, 2025
22.6    Segments by geographical areas

Segments by geographical areas	Chile	Latin America and the Caribbean	Europe	North America	Asia and others	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Revenue for the period ended March 31, 2025	22,407	52,155	158,749	176,441	626,878	1,036,630
Non-current assets at March 31, 2025
Investment accounted for under the equity method	-	-	34,843	19,274	549,305	603,422
Intangible assets other than goodwill	71,562	550	6,270	515	86,458	165,355
Goodwill	-	86	148	724	-	958
Property, plant and equipment, net	3,338,071	6,585	10,498	10,024	968,582	4,333,760
Right-of-use assets	42,267	1,645	3,114	7,003	27,234	81,263
Other non-current assets	69,797	31	-	5,413	281,348	356,589
Non-current assets	3,521,697	8,897	54,873	42,953	1,912,927	5,541,347

Segments by geographical areas	Chile	Latin America and the Caribbean	Europe	North America	Asia and others	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Revenue for the period ended March 31, 2024	22,205	51,852	191,316	168,009	651,135	1,084,517
Non-current assets at March 31, 2024
Investment accounted for under the equity method	-	-	13,912	17,470	554,412	585,794
Intangible assets other than goodwill	73,762	450	6,466	547	86,743	167,968
Goodwill	-	86	138	724	-	948
Property, plant and equipment, net	3,310,150	6,651	10,598	8,277	942,148	4,277,824
Right-of-use assets	46,122	1,806	3,234	6,112	26,796	84,070
Other non-current assets	68,777	29	-	5,413	289,947	364,166
Non-current assets	3,498,811	9,022	34,348	38,543	1,900,046	5,480,770

Notes to the Consolidated Interim Financial Statements
March 31, 2025

Note 24 Effect of fluctuations in foreign currency exchange rates
(a)Reserves for foreign currency exchange differences:

For the periods ended March 31, 2025, and December 31, 2024, are detailed as follows:

Details	March 31, 2025	December 31, 2024
	ThUS$	ThUS$
Changes in equity generated by the equity method value through conversion:
Comercial Hydro S.A.	1,004	1,004
Comercial Agrorama Ltda.	190	192
Isapre Norte Grande Ltda.	(207)	(239)
Agrorama S.A.	710	814
SQM Vitas Fzco	(1,714)	(1,714)
Ajay Europe	(1,616)	(2,152)
SQM Oceanía Pty Ltd.	(579)	(579)
SQM Indonesia S.A.	(124)	(124)
SQM Australia Pty Ltd.	(2,543)	(1,265)
Azure Minerals	(32,182)	(33,080)
Pirra Lithium Pty Ltd.	-	(135)
Sichuan Dixin New Energy Co. Ltd	34	(714)
SAS Adionics	(883)	-
Others	162	(32)
Total	(37,748)	(38,024)

(b)Functional and presentation currency

The functional currency of these companies corresponds to the currency of the country of origin of each entity, and its presentation currency is the dollar.

(c)Reasons to use one presentation currency and a different functional currency

A relevant portion of the revenues of these subsidiaries are associated with the local currency.
The cost structure of these companies is affected by the local currency.

Notes to the Consolidated Interim Financial Statements
March 31, 2025
Note 25 Disclosures on the effects of fluctuations in foreign currency exchange rates
a)Assets held in foreign currency subject to fluctuations in exchange rates are detailed as follows:

Class of assets	Currency	As of March 31, 2025	As of December 31, 2024
		ThUS$	ThUS$
Cash and cash equivalents	USD	1,200,834	1,020,101
Cash and cash equivalents	CLP	291,993	214,361
Cash and cash equivalents	CNY	105,271	76,807
Cash and cash equivalents	EUR	9,582	6,716
Cash and cash equivalents	GBP	68	2
Cash and cash equivalents	AUD	31,895	40,954
Cash and cash equivalents	MXN	917	2,038
Cash and cash equivalents	AED	-	1
Cash and cash equivalents	JPY	1,224	910
Cash and cash equivalents	NOK	4	1
Cash and cash equivalents	ZAR	2,447	10,978
Cash and cash equivalents	KRW	11,702	4,979
Cash and cash equivalents	IDR	3	3
Cash and cash equivalents	PLN	-	-
Cash and cash equivalents	MAD	149	-
Subtotal cash and cash equivalents		1,656,089	1,377,851
Other current financial assets	USD	650,261	1,079,559
Other current financial assets	BRL	8	36
Other current financial assets	CLP	53,858	-
Subtotal other current financial assets		704,127	1,079,595
Other current non-financial assets	USD	59,196	20,185
Other current non-financial assets	AUD	3,856	2,476
Other current non-financial assets	CLF	114	153
Other current non-financial assets	CLP	38,396	151,604
Other current non-financial assets	CNY	28,959	20,557
Other current non-financial assets	EUR	464	482
Other current non-financial assets	COP	321	313
Other current non-financial assets	MXN	1,677	2,267
Other current non-financial assets	THB	-	-
Other current non-financial assets	JPY	39	89
Other current non-financial assets	ZAR	241	44
Other current non-financial assets	KRW	1,607	2,535
Other current non-financial assets	MAD	10	-
Other current non-financial assets	INR	45	-
Subtotal Other current non-financial assets		134,925	200,705
Trade and other receivables	USD	490,775	407,361
Trade and other receivables	BRL	4	77
Trade and other receivables	CLF	1,224	1,171
Trade and other receivables	CLP	48,738	58,117
Trade and other receivables	CNY	53,897	82,539
Trade and other receivables	EUR	40,966	25,815
Trade and other receivables	GBP	195	284
Trade and other receivables	MXN	874	1,214
Trade and other receivables	AED	2,440	763
Trade and other receivables	JPY	400	488
Trade and other receivables	AUD	1,122	9,893
Trade and other receivables	ZAR	9,304	14,600
Trade and other receivables	COP	3,695	3,812
Trade and other receivables	KRW	-	-
Trade and other receivables	PEN	6	3

Notes to the Consolidated Interim Financial Statements
March 31, 2025

Trade and other receivables	ARS	1	-
Trade and other receivables	INR	57	-
Trade and other receivables	MAD	1	-
Trade and other receivables	SEK	378	-
Subtotal trade and other receivables		654,077	606,137
Receivables from related parties	USD	13,381	20,061
Receivables from related parties	AUD	14,497	6,746
Receivables from related parties	EUR	1,964	1,899
Subtotal receivables from related parties		29,842	28,706

Notes to the Consolidated Interim Financial Statements
March 31, 2025

Class of assets	Currency	As of March 31, 2025	As of December 31, 2024
		ThUS$	ThUS$
Current inventories	USD	1,788,763	1,702,185
Subtotal Current Inventories		1,788,763	1,702,185
Current tax assets	USD	609,925	571,818
Current tax assets	BRL	5	4
Current tax assets	CLP	4,350	2,040
Current tax assets	CNY	348	348
Current tax assets	EUR	2,482	281
Current tax assets	MXN	4,174	4,115
Current tax assets	PEN	2,134	1,804
Current tax assets	JPY	-	-
Current tax assets	ZAR	-	28
Current tax assets	COP	3,101	2,614
Current tax assets	KRW	-	2
Current tax assets	AUD	1,566	89
Subtotal current tax assets		628,085	583,143
Non-current assets or groups of assets classified as held for sale	USD	118	118
Subtotal Non-current assets or groups of assets classified as held for sale		118	118
Total current assets		5,596,026	5,578,440
Other non-current financial assets	USD	46,151	60,706
Subtotal Other non-current financial assets		46,151	60,706
Other non-current non-financial assets	USD	75,268	74,245
Other non-current non-financial assets	CNY	281,321	289,921
Subtotal Other non-current non-financial assets		356,589	364,166
Other receivables, non-current	USD	763	1,785
Other receivables, non-current	CLF	1,647	63
Other receivables, non-current	MXN	336	220
Other receivables, non-current	KRW	-	240
Other receivables, non-current	CLP	462	419
Other receivables, non-current	PEN	11	-
Subtotal Other receivables, non-current		3,219	2,727
Non-current inventories	USD	95,185	155,821
Subtotal Non-current inventories		95,185	155,821
Investments classified using the equity method of accounting	USD	50,343	29,869
Investments classified using the equity method of accounting	AED	326	324
Investments classified using the equity method of accounting	EUR	12,734	9,610
Investments classified using the equity method of accounting	AUD	540,019	545,991
Subtotal Investments classified using the equity method of accounting		603,422	585,794
Intangible assets other than goodwill	USD	165,355	167,968
Subtotal intangible assets other than goodwill		165,355	167,968
Purchases goodwill, gross	USD	958	948
Subtotal Purchases goodwill, gross		958	948
Property, plant and equipment	USD	4,333,760	4,277,824
Subtotal property, plant and equipment		4,333,760	4,277,824
Right-of-use assets	USD	81,263	84,070
Subtotal Right-of-use assets		81,263	84,070
Non-current tax assets	USD	59,580	59,541
Subtotal non-current tax assets		59,580	59,541
Deferred Tax Assets	USD	145,444	157,564
Subtotal Deferred Tax Assets		145,444	157,564
Total non-current assets		5,890,926	5,917,129
Total assets		11,486,952	11,495,569

Notes to the Consolidated Interim Financial Statements
March 31, 2025

Notes to the Consolidated Interim Financial Statements
March 31, 2025

Class of liability		As of March 31, 2025			As of December 31, 2024
	Currency	Up to 90 days	More than 90 days to 1 year	Total	Up to 90 days	More than 90 days to 1 year	Total
		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Current liabilities
Other current financial liabilities	USD	220,536	662,629	883,165	349,671	795,283	1,144,954
Other current financial liabilities	CLF	1,374	16,650	18,024	18,206	308	18,514
Subtotal other current financial liabilities		221,910	679,279	901,189	367,877	795,591	1,163,468
Lease liabilities, current	USD	-	14,243	14,243	-	14,311	14,311
Lease liabilities, current	CLF	-	2,168	2,168	-	2,433	2,433
Lease liabilities, current	MXN	-	3,485	3,485	-	2,828	2,828
Lease liabilities, current	EUR	-	455	455	-	451	451
Lease liabilities, current	AUD	-	2,938	2,938	-	2,671	2,671
Lease liabilities, current	INR	-	35	35	-	35	35
Lease liabilities, current	BRL	-	16	16	-	16	16
Lease liabilities, current	COP	-	-	-	-	266	266
Lease liabilities, current	CLP	-	52	52	-	-	-
Lease liabilities, current	CNY	-	550	550	-	-	-
Lease liabilities, current	JPY	-	56	56	-	-	-
Subtotal Lease liabilities, current		-	23,998	23,998	-	23,011	23,011
Trade and other payables	USD	96,029	11,513	107,542	102,724	14,579	117,303
Trade and other payables	CLF	2,062	-	2,062	5,020	-	5,020
Trade and other payables	BRL	6	-	6	6	-	6
Trade and other payables	THB	-	-	-	-	-	-
Trade and other payables	CLP	144,081	1,504	145,585	176,474	3	176,477
Trade and other payables	CNY	35,188	-	35,188	33,052	-	33,052
Trade and other payables	EUR	67,914	15,317	83,231	99,605	-	99,605
Trade and other payables	GBP	18	-	18	18	-	18
Trade and other payables	MXN	1,650	-	1,650	-	1,484	1,484
Trade and other payables	AUD	26,288	-	26,288	36,431	-	36,431
Trade and other payables	ZAR	1,254	-	1,254	-	1,562	1,562
Trade and other payables	CHF	21	-	21	21	-	21
Trade and other payables	COP	-	393	393	-	325	325
Trade and other payables	CAD	9	68	77	9	-	9
Trade and other payables	KRW	1,182	-	1,182	107	-	107
Trade and other payables	INR	33	-	33	29	-	29
Trade and other payables	PEN	-	943	943	-	-	-
Subtotal Trade and other payables		375,735	29,738	405,473	453,496	17,953	471,449
Trade payables due to related parties	USD	-	-	-	-	5,827	5,827
Trade payables due to related parties	AUD	3,363	-	3,363	4,438	-	4,438

Notes to the Consolidated Interim Financial Statements
March 31, 2025

Trade payables due to related parties	PEN	-	5,827	5,827	-	-	-
Subtotal Trade payables due to related parties		3,363	5,827	9,190	4,438	5,827	10,265

Notes to the Consolidated Interim Financial Statements
March 31, 2025

Class of liability		As of March 31, 2025			As of December 31, 2024
	Currency	Up to90 days	91 days to 1 year	Total	Up to90 days	91 days to 1 year	Total
		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Notes to the Consolidated Interim Financial Statements
March 31, 2025

Other current provisions	USD	281,090	821	281,911	28,064	270,161	298,225
Other current provisions	CLP	-	423	423	480	-	480
Other current provisions	JPY	-	11,012	11,012	12,492	-	12,492
Other current provisions	EUR	135	-	135	-	-	-
Subtotal other current provisions		281,225	12,256	293,481	41,036	270,161	311,197
Current tax liabilities	USD	-	113,399	113,399	-	68,300	68,300
Current tax liabilities	CLP	-	491	491	-	290	290
Current tax liabilities	EUR	-	896	896	-	1,139	1,139
Current tax liabilities	CNY	-	13,077	13,077	-	8,644	8,644
Current tax liabilities	JPY	-	3	3	-	143	143
Current tax liabilities	AUD	-	331	331	-	388	388
Current tax liabilities	ZAR	-	139	139	-	33	33
Current tax liabilities	KRW	-	-	-	-	381	381
Current tax liabilities	PEN	-	685	685	-	433	433
Current tax liabilities	COP	-	-	-	-	90	90
Current tax liabilities	MXN	-	1,057	1,057	-	-	-
Subtotal current tax liabilities		-	130,078	130,078	-	79,841	79,841
Provisions for employee benefits, current	USD	13,059	-	13,059	29,265	-	29,265
Provisions for employee benefits, current	AUD	680	-	680	939	-	939
Provisions for employee benefits, current	EUR	-	445	445	-	-	-
Provisions for employee benefits, current	MXN	273	-	273	271	-	271
Provisions for employee benefits, current	PEN	-	135	135	141	-	141
Provisions for employee benefits, current	CLP	60	-	60	930	-	930
Provisions for employee benefits, current	CNY	15	-	15	-	-	-
Subtotal Provisions for employee benefits, current		14,087	580	14,667	31,546	-	31,546
Other current non-financial liabilities	USD	89,851	303	90,154	38,607	220	38,827
Other current non-financial liabilities	BRL	25	-	25	18	-	18
Other current non-financial liabilities	CLP	40,960	2,809	43,769	32,749	34,577	67,326
Other current non-financial liabilities	CNY	21,296	92	21,388	12,287	-	12,287
Other current non-financial liabilities	EUR	3,014	-	3,014	4,050	-	4,050
Other current non-financial liabilities	MXN	1,078	-	1,078	890	-	890
Other current non-financial liabilities	PEN	167	-	167	96	-	96
Other current non-financial liabilities	JPY	43	19	62	93	-	93
Other current non-financial liabilities	COP	103	-	103	233	-	233
Other current non-financial liabilities	ARS	970	-	970	1,454	-	1,454
Other current non-financial liabilities	ZAR	525	41	566	756	31	787
Other current non-financial liabilities	KRW	2,524	-	2,524	1,978	-	1,978
Other current non-financial liabilities	INR	12	-	12	-	-	-
Other current non-financial liabilities	MAD	22	-	22	-	-	-
Other current non-financial liabilities	NOK	1,113	-	1,113	-	-	-
Subtotal other current non-financial liabilities		161,703	3,264	164,967	93,211	34,828	128,039
Total current liabilities		1,058,023	885,020	1,943,043	991,604	1,227,212	2,218,816

Notes to the Consolidated Interim Financial Statements
March 31, 2025

Notes to the Consolidated Interim Financial Statements
March 31, 2025

Class of liability		As of March 31, 2025
	Currency	Over 1 year to 2 years	Over 2 years to 3 years	Over 3 years to 4 years	Over 4 years to 5 years	Over 5 years	Total
		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Non-current liabilities
Other non-current financial liabilities	USD	-	-	292,572	447,856	2,661,061	3,401,489
Other non-current financial liabilities	CLF	-	-	-	181,116	182,820	363,936
Subtotal Other non-current financial liabilities		-	-	292,572	628,972	2,843,881	3,765,425
Non-current lease liabilities	USD	-	20,817	-	4,717	-	25,534
Non-current lease liabilities	CLP	-	23	-	17	-	40
Non-current lease liabilities	CLF	-	6,875	-	11	-	6,886
Non-current lease liabilities	AUD	-	-	-	18,252	-	18,252
Non-current lease liabilities	EUR	-	-	-	2,749	-	2,749
Non-current lease liabilities	MXN	-	-	-	2,972	-	2,972
Non-current lease liabilities	JPY	-	-	-	816	-	816
Subtotal non-current lease liabilities		-	27,715	-	29,534	-	57,249
Other non-current provisions	USD	-	26,507	-	-	22,144	48,651
Other non-current provisions	AUD	-	-	-	-	9,736	9,736
Subtotal Other non-current provisions		-	26,507	-	-	31,880	58,387
Deferred tax liabilities	USD	-	298,536	-	-	-	298,536
Subtotal Deferred tax liabilities		-	298,536	-	-	-	298,536
Provisions for employee benefits, non-current	USD	-	31,048	-	-	-	31,048
Provisions for employee benefits, non-current	CLP	-	23,132	-	-	16,884	40,016
Provisions for employee benefits, non-current	MXN	-	296	-	-	-	296
Provisions for employee benefits, non-current	AUD	-	-	-	-	200	200
Provisions for employee benefits, non-current	EUR	-	-	-	-	90	90
Provisions for employee benefits, non-current	JPY	224	-	-	-	-	224
Subtotal Provisions for employee benefits, non-current		224	54,476	-	-	17,174	71,874
Total non-current liabilities		224	407,234	292,572	658,506	2,892,935	4,251,471
Total liabilities							6,195,921

Notes to the Consolidated Interim Financial Statements
March 31, 2025

Class of liability		As of December 31, 2024
	Currency	Over 1 year to 2 years	Over 2 years to 3 years	Over 3 years to 4 years	Over 4 years to 5 years	Over 5 years	Total
		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Non-current liabilities
Other non-current financial liabilities	USD	-	-	129,683	-	3,120,228	3,249,911
Other non-current financial liabilities	CLF	-	-	-	-	350,671	350,671
Subtotal Other non-current financial liabilities		-	-	129,683	-	3,470,899	3,600,582
Non-current lease liabilities	USD	-	23,456	-	10,721	-	34,177
Non-current lease liabilities	CLP	-	36	-	56	-	92
Non-current lease liabilities	CLF	-	7,287	-	-	-	7,287
Non-current lease liabilities	AUD	-	-	-	19,245	-	19,245
Subtotal non-current lease liabilities		-	30,779	-	30,022	-	60,801
Other non-current provisions	USD	-	33,651	-	-	19,666	53,317
Subtotal Other non-current provisions		-	33,651	-	-	19,666	53,317
Deferred tax liabilities	USD	-	298,379	-	-	-	298,379
Subtotal Deferred tax liabilities		-	298,379	-	-	-	298,379
Provisions for employee benefits, non-current	USD	1,529	12,383	-	-	13,343	27,255
Provisions for employee benefits, non-current	CLP	37,791	-	-	-	-	37,791
Provisions for employee benefits, non-current	MXN	294	-	-	-	-	294
Provisions for employee benefits, non-current	AUD	180	-	-	-	-	180
Provisions for employee benefits, non-current	EUR	87	-	-	-	-	87
Subtotal Provisions for employee benefits, non-current		39,881	12,383	-	-	13,343	65,607
Total non-current liabilities		39,881	375,192	129,683	30,022	3,503,908	4,078,686
Total liabilities							6,297,502

b)Effects of changes in foreign currency exchange rates on the statement of net income and other comprehensive income.

Foreign currency exchange rate changes	For the period from January to March of the year
	2025	2024
	ThUS$	ThUS$
Foreign currency translation loss	(1,770)	2,302
Foreign currency translation reserve	212	(636)
Total	(1,558)	1,666

The average and closing exchange rate for foreign currency is disclosed in Note 3.3

Notes to the Consolidated Interim Financial Statements
March 31, 2025
Note 26 Income tax and deferred taxes
Tax receivables as of March 31, 2025, and December 31, 2024, are as follows:
23
24
25
25.1Current and non-current tax assets
(a)    Current

Current tax assets	As of March 31, 2025	As of December 31, 2024
	ThUS$	ThUS$
Monthly provisional income tax payments, Chilean companies (1)	129,420	133,898
Monthly provisional income tax payments, foreign companies	15,550	12,859
Corporate tax credits (2)	51,818	4,603
Taxes in recovery process (1)	431,297	431,783
Total	628,085	583,143

(b) Non-current

Non-current tax assets	As of March 31, 2025	As of December 31, 2024
	ThUS$	ThUS$
Total tax paid by SQM Salar (see note 21.3)	59,541	59,541
Foreign company income tax	39	-
Total	59,580	59,541

(1)The provisional monthly payments of Chilean companies and recoverable taxes are presented net of the specific tax liability for lithium mining activities, amounting to US$184.2 million. See Note 21.3 Tax contingencies.

(2)These credits are available for companies and are related to corporate tax payments in April of the following year. These credits include, among others, credits for training expenses (SENCE) and credits in Chile for taxes paid abroad.

Notes to the Consolidated Interim Financial Statements
March 31, 2025
25.2    Current tax liabilities

Current tax liabilities	As of March 31, 2025	As of December 31, 2024
	ThUS$	ThUS$
Chilean income tax (1)	75,462	24,687
Foreign company income tax (2)	54,616	55,154
Total	130,078	79,841

(1)Income tax in Chile is presented net of provisional monthly payments by Chilean companies for an amount of US$126.9 million.

(2)The income tax of foreign subsidiaries is presented net of provisional monthly payments by companies for an amount of US$21.9 million.
Income tax is calculated based on the profit or loss for tax purposes that is applied to the effective tax rate applicable in Chile. As established by Law No. 21,713 is 27%.
The Specific mining tax is determined by applying the taxable rate to the net operating income obtained, according to the chart in force. The Company currently provisioned 5% for mining royalties that involve operations in the Salar de Atacama the SQM Salar SpA., and 5% for caliche the SQM Nitratos S.A. extraction operations.
The income tax rate for the main countries where the Company operates is presented below:

Country	Income tax	Income tax
	2025	2024
Spain	25%	25%
Belgium	25%	25%
Mexico	30%	30%
United States	21% +2.5%	21% + 2.5%
South Africa	27%	27%
South Korea	24% (2)	24% (2)
China	25%+12% (1)	25%+12% (1)
Australia	30%	30%

(1)Additional tax of 12% on VAT payable and the corporate rate in Sichuan is 15%.
(2)Sliding scale from 9% to 24% of taxable income.

Notes to the Consolidated Interim Financial Statements
March 31, 2025
25.3Income tax and deferred taxes
(a)Deferred tax assets and liabilities as of March 31, 2025

Description of deferred tax assets and liabilities as of March 31, 2025	Net position
	Assets	Liabilities
	ThUS$	ThUS$
Unrealized loss	146,571	-
Property, plant and equipment and capitalized interest	-	(347,044)
Leases recognized under IFRS 16	-	(102)
Restoration and rehabilitation provision	6,247	-
Manufacturing expenses	-	(134,399)
Employee benefits and unemployment insurance	-	(9,580)
Vacation accrual	8,636	-
Inventory provision	27,325	-
Supply provision	16,284	-
Other employee benefits	10,103	-
Research and development expenses	-	(18,803)
Bad debt provision	783	-
Provision for legal complaints and expenses	1,897	-
Loan acquisition expenses	-	(18,321)
Financial instruments recorded at market value	3,366	-
Specific tax on mining activity	6,259	-
Specific tax on mining activity lithium	4,520	-
Tax loss benefit	131,517	-
Other	11,334	-
Foreign items (other)	315	-
Balances to date	375,157	(528,249)
Net balance		(153,092)

(b)

Notes to the Consolidated Interim Financial Statements
March 31, 2025
Deferred tax assets and liabilities as of December 31, 2024

Description of deferred tax assets and liabilities as of December 31, 2024	Net position
	Assets	Liabilities
	ThUS$	ThUS$
Unrealized loss	157,503	-
Property, plant and equipment and capitalized interest (1)	-	(314,230)
Leases recognized under IFRS 16	-	(79)
Restoration and rehabilitation provision	5,220	-
Manufacturing expenses	-	(154,906)
Employee benefits and unemployment insurance	-	(8,736)
Vacation accrual	9,001	-
Inventory provision	16,353	-
Supply provision	20,293	-
Other employee benefits	10,291	-
Research and development expenses	-	(17,239)
Bad debt provision	-	(203)
Provision for legal complaints and expenses	2,788	-
Loan acquisition expenses	-	(17,604)
Financial instruments recorded at market value	3,277	-
Specific tax on mining activity	-	(1,398)
Specific tax on mining activity lithium	4,049	-
Tax loss benefit	129,123	-
Other	15,422	-
Foreign items (other)	260	-
Balances to date	373,580	(514,395)
Net balance		(140,815)
(1)This item includes right-of-use assets.

Deferred tax assets and liabilities in the consolidated statement of financial position as of March 31, 2025, and December 31, 2024, are as follows:

Movements of deferred tax assets and liabilities	As of March 31, 2025	As of December 31, 2024
	ThUS$	ThUS$
Deferred tax assets	145,444	157,564
Deferred tax liabilities	(298,536)	(298,379)
Total	(153,092)	(140,815)

Notes to the Consolidated Interim Financial Statements
March 31, 2025
(c)Reconciliation of changes in deferred tax assets (liabilities) as of March 31, 2025

Reconciliation of changes in deferred tax assets (liabilities) in deferred tax as of March 31, 2025	Deferred tax asset (liability) at beginning of period	Deferred tax (expense) benefit recognized in profit loss for the year	Deferred taxes related to items (credited) charged directly to equity	Total change in deferred taxes	Deferred tax asset (liability) at end of period
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Unrealized loss	157,503	(10,932)	-	(10,932)	146,571
Property, plant and equipment and capitalized interest	(314,230)	(32,814)	-	(32,814)	(347,044)
Leases recognized under IFRS 16	(79)	(23)	-	(23)	(102)
Restoration and rehabilitation provision	5,220	1,027	-	1,027	6,247
Manufacturing expenses	(154,906)	20,507	-	20,507	(134,399)
Employee benefits and unemployment insurance	(8,736)	(707)	(137)	(844)	(9,580)
Vacation accrual	9,001	(365)	-	(365)	8,636
Inventory provision	16,353	10,972	-	10,972	27,325
Supply provision	20,293	(4,009)	-	(4,009)	16,284
Derivative financial instruments	-	(1,880)	1,880	-	-
Other employee benefits	10,291	(188)	-	(188)	10,103
Research and development expenses	(17,239)	(1,564)	-	(1,564)	(18,803)
Bad debt provision	(203)	986	-	986	783
Provision for legal complaints and expenses	2,788	(891)	-	(891)	1,897
Loan approval expenses	(17,604)	(717)	-	(717)	(18,321)
Financial instruments recorded at market value	3,277	439	(350)	89	3,366
Specific tax on mining activity	(1,398)	7,657	-	7,657	6,259
Specific tax on mining activity lithium	4,049	475	(4)	471	4,520
Tax loss benefit	129,123	2,394	-	2,394	131,517
Others	15,422	(4,088)	-	(4,088)	11,334
Foreign items (other)	260	55	-	55	315
Total temporary differences, unused losses and unused tax credits	(140,815)	(13,666)	1,389	(12,277)	(153,092)

Notes to the Consolidated Interim Financial Statements
March 31, 2025
(d)    Reconciliation of changes in deferred tax assets (liabilities) as of December 31, 2024

Reconciliation of changes in deferred tax assets (liabilities) in deferred tax as of December 31, 2024	Deferred tax asset (liability) at beginning of period	Deferred tax (expense) benefit recognized in profit loss for the year	Deferred taxes related to items (credited) charged directly to equity	Total change in deferred taxes	Deferred tax asset (liability) at end of period
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Unrealized loss	321,340	(163,837)	-	(163,837)	157,503
Property, plant and equipment and capitalized interest	(288,619)	(25,611)	-	(25,611)	(314,230)
Leases recognized under IFRS 16	503	(582)	-	(582)	(79)
Restoration and rehabilitation provision	6,336	(1,116)	-	(1,116)	5,220
Manufacturing expenses	(159,879)	4,973	-	4,973	(154,906)
Employee benefits and unemployment insurance	(9,438)	1,567	(865)	702	(8,736)
Vacation accrual	9,373	(372)	-	(372)	9,001
Inventory provision	34,718	(18,365)	-	(18,365)	16,353
Supply provision	14,405	5,888	-	5,888	20,293
Derivative financial instruments	-	3,049	(3,049)	-	-
Other employee benefits	6,561	3,730	-	3,730	10,291
Research and development expenses	(16,046)	(1,193)	-	(1,193)	(17,239)
Bad debt provision	1,957	(2,160)	-	(2,160)	(203)
Provision for legal complaints and expenses	2,932	(144)	-	(144)	2,788
Loan approval expenses	(12,735)	(4,869)	-	(4,869)	(17,604)
Financial instruments recorded at market value	(52,016)	-	55,293	55,293	3,277
Specific tax on mining activity	(3,303)	1,900	5	1,905	(1,398)
Specific tax on mining activity lithium	-	4,049	-	4,049	4,049
Tax loss benefit	74,347	54,776	-	54,776	129,123
Others	(22,963)	38,385	-	38,385	15,422
Foreign items (other)	75	(1,682)	1,867	185	260
Total temporary differences, unused losses and unused tax credits	(92,452)	(101,614)	53,251	(48,363)	(140,815)

(e) Deferred taxes related to benefits for tax losses
The Company’s tax loss carryforwards were mainly generated by losses incurred in foreign subsidiaries.
As of March 31, 2025, and December 31, 2024, tax loss carryforwards are detailed as follows:

Deferred taxes related to benefits for tax losses	As of March 31, 2025	As of December 31, 2024
	ThUS$	ThUS$
Chile	44,310	44,525
Foreign	87,207	84,598
Total	131,517	129,123
The tax losses as of March 31, 2025, which are the basis for these deferred taxes, correspond mainly to SQM Salar SpA., SQM Potasio SpA., Orcoma SpA., SCM Búfalo, SQM North América Corp., SQM Iberia, Sichuan Dixin New Energy Co. Ltd., SQM Lithium North America Corporation, Soquimich LLC, SQM Comercial Perú S.A.C. and SQM Australia Pty Ltd.
(f) Movements in deferred tax assets and liabilities
Movements in deferred tax assets and liabilities as of March 31, 2025, and December 31, 2024 are detailed as follows::

Notes to the Consolidated Interim Financial Statements
March 31, 2025

Movements in deferred tax assets and liabilities	Assets (liabilities)
	As of March 31, 2025	As of December 31, 2024
	ThUS$	ThUS$
Deferred tax assets and liabilities, net opening balance	(140,815)	(92,452)
Increase (decrease) in deferred taxes in profit or loss	(13,666)	(101,614)
Increase (decrease) deferred taxes in equity	1,389	53,251
Total	(153,092)	(140,815)

(g)    Disclosures on income tax (expenses) benefit
Current and deferred tax (expenses) benefits are detailed as follows:

Disclosures on income tax (expense) benefits	(Expense) Income
	As of March 31, 2025	As of March 31, 2024
	ThUS$	ThUS$
Current income tax (expense) benefit
Current tax (expenses)	(54,935)	(38,688)
Deferred (expense) benefit from taxes related to the origination and reversal of temporary differences	(13,666)	(32,568)
Current income tax expense, net, total	(68,601)	(71,256)
(Expenses) for specific taxes on lithium-related mining activity (see note 21.3)	(4,783)	(1,097,587)
Income tax expense	(73,384)	(1,168,943)
Income tax (expenses) benefits for foreign and domestic parties are detailed as follows:

Income tax (expense) benefit	(Expense) Income
	As of March 31, 2025	As of March 31, 2024
	ThUS$	ThUS$
Current income tax benefit (expense) by foreign and domestic parties, net
Current income tax (expenses), foreign parties, net	(16,715)	(2,145)
Current income tax (expenses), domestic, net	(38,220)	(36,543)
(Expenses) for specific taxes on lithium-related mining activity (see note 21.3)	(4,783)	(1,097,587)
Current income tax expense, net, total	(59,718)	(1,136,275)
Deferred tax benefit (expense) by foreign and domestic parties, net
Current income tax (expense) benefit, foreign parties, net	(10,313)	31,308
Current income tax (expense) benefit, domestic, net	(3,353)	(63,876)
Deferred tax expense, net, total	(13,666)	(32,568)
Income tax expense	(73,384)	(1,168,843)

(h)    Disclosures on the tax effects of other comprehensive income components:

Income tax related to other income and expense components with a charge or credit to net equity	As of March 31, 2025
	Amount before taxes (expense) gain	(Expense) income for income taxes	Amount after taxes
	ThUS$	ThUS$	ThUS$
Income (losses) from defined benefit plans	410	(141)	269
Cash flow hedge	(6,962)	1,880	(5,082)
Reserve for gains (losses) from financial assets measured at fair value through other comprehensive income	1,295	(350)	945
Total	(5,257)	1,389	(3,868)

Notes to the Consolidated Interim Financial Statements
March 31, 2025

Income tax related to other income and expense components with a charge or credit to net equity	As of March 31, 2024
	Amount before taxes (expense) gain	(Expense) income for income taxes	Amount after taxes
	ThUS$	ThUS$	ThUS$
(Losses) gains from defined benefit plans	4,944	(1,347)	3,597
Cash flow hedge	(760)	205	(555)
Reserve for gains (losses) from financial assets measured at fair value through other comprehensive income	(12,074)	93	(11,981)
Total	(7,890)	(1,049)	(8,939)

Notes to the Consolidated Interim Financial Statements
March 31, 2025
(i) Explanation of the relationship between (expense) benefit for tax purposes and accounting income.
Based on IAS 12, paragraph 81, letter “c”, the company has estimated that the method that discloses the most significant information for users of the financial statements is the numeric conciliation between the tax benefit (expense) and the result of multiplying the accounting profit by the current rate in Chile. The aforementioned choice is based on the fact that the Company and subsidiaries established in Chile generate a large part of the Company’s tax benefit (expense).
Reconciliation between the tax benefit (expense) and the tax calculated by multiplying income before taxes by the Chilean corporate income tax rate.

Income Tax Expense (Benefit)	(Expense) Benefit
	As of March 31, 2025	As of March 31, 2024
	ThUS$	ThUS$
Consolidated income before taxes	211,718	300,176
Statutory Income tax rate in Chile	27%	27%
Tax expense using the statutory tax rate	(57,164)	(81,048)
Net effect of royalty tax payments	7,350	(1,047)
Net effect from payment of the specific tax on lithium-related mining activities (see note 21.3) (1)	(5,008)	(1,097,587)
Net effect of other additional taxes	(6,167)	-
Tax effect of income from regular activities exempt from taxation and dividends from abroad	953	(2,497)
Tax rate effect of non-tax-deductible expenses for determining taxable profit (loss)	(1,929)	(1,800)
Effect due to the difference in tax rates related to abroad subsidiaries	(12,994)	14,916
Other tax effects from reconciliation between accounting profit and tax expense	1,575	220
Tax expense using the effective tax rate	(73,384)	(1,168,843)

(1)The net effects of the payment of the specific tax on the mining activity applied to lithium are presented with the deferred tax on the mining activity applied to lithium in the amount of ThUS$ 226.
Pillar Two legislation, promoted by the OECD in its BEPS program, has been enacted in some jurisdictions where the Company operates. The Company is evaluating and documenting its potential exposure to income taxes under this new legislation. However, the Company does not anticipate significant exposure to Pillar Two supplementary taxes.

(j)    Tax periods potentially subject to verification:
The Group’s Companies are potentially subject to income tax audits by tax authorities in each country. These audits are limited to a number of interim tax periods, which, in general, when they elapse, give rise to the expiration of these inspections.
Tax audits, due to their nature, are often complex and may require several years. Below, we provide a summary of tax periods that are potentially subject to verification, in accordance with the tax regulations in force in the country of origin:
(i)Chile
According to article 200 of Decree Law No 830, the taxes will be reviewed for any deficiencies in terms of payment and to generate any taxes that might arise. There is a 3-year prescriptive period for such review, dating from the expiration of the legal deadline when payment should have been made. This prescriptive period can be extended to 6 years for the revision of taxes subject to declaration, when such declaration has not been filed or has been presented with maliciously false information.

Notes to the Consolidated Interim Financial Statements
March 31, 2025

(ii)United States
In the United States, the tax authority may review tax returns for up to 3 years from the expiration date of the tax return. In the event that an omission or error is detected in the tax return of sales or cost of sales, the review can be extended for a period of up to 6 years.
(iii)Mexico:
In Mexico, the tax authority can review tax returns up to 5 years from the expiration date of the tax return.
(iv)Spain:
In Spain, the tax authority can review tax returns up to 4 years from the expiration date of the tax return.
(v)Belgium:
In Belgium, the tax authority may review tax returns for up to 3 years from the expiration date of the tax return if no tax losses exist. In the event of detecting an omission or error in the tax return, the review can be extended for a period of up to 5 years.
(vi)South Africa:
In South Africa, the tax authority may review tax returns for up to 3 years from the expiration date of the tax return. In the event that an omission or error in the tax return is detected, the review can be extended for a period of up to 5 years.
(vii)China:
Tax returns up to 3 years old from the due date of the return can be reviewed, in special circumstances this can be extended to 5 years. When tax evasion or fraud is involved, the tax authorities will pursue the collection of tax and there is no time limit.
(viii)South Korea:
Tax returns up to 5 years old from the due date of the return can be reviewed, but this can be extended to 7 years for cross-border transactions. Failure to file the tax return on the legal due date will result in this deadline being extended by up to 5 years and 10 years for cross-border transactions. When tax evasion or fraud is involved, it will be extended by up to 10 years and 15 years for cross-border transactions.
(ix)Australia:
Tax returns may be audited in accordance with the Australian Taxation Office (ATO) up to 4 years from their filing date or due date, whichever is earlier.

Notes to the Consolidated Interim Financial Statements
March 31, 2025
Nota 27 Environment
27.1    Disclosures of disbursements related to the environment
The Company is currently operating under an Environmental Management System (EMS) that has allowed it to strengthen its environmental performance through the effective application of the Company’s Sustainable Development Policy. In 2020, the company announced an ambitious Sustainable Development Plan, which establishes specific aspirations internal goals that seek to make SQM a leader in sustainability around the world. The main goals proposed are:
i)A 65% reduction in the use of fresh water by the year 2040 and 40% by 2030, with respect to BAU (Business as usual).
ii)A 50% reduction in brine extraction from the Salar de Atacama by 2030, starting with 20% by November 2020, compared to the environmental permit.
iii)Ensure that all our products are carbon neutral by 2040 and in the case of lithium and potassium chloride, this goal is for 2030.
iv)Stimulate more and better instances for dialog with the communities near the operations.

During the year 2025 we have been making progress with each of these aspirations, starting with quarterly management of sustainability indicators and monitoring them on a quarterly basis. This has helped us to identify initiatives that help us to achieve these aspirations.
The Company carries out environmental follow-up and monitoring plans based on specialized scientific studies. Follow-up on relevant variables defined for each project enables the Company to verify the status, for example, of vegetation, flora, fauna and aquatic life in the ecosystems to protect. Follow-up plans are supported by a broad control network that includes monitoring points such as meteorological stations and wells, satellite images, plots for recording the status of vegetation and fauna, etc. The activities comprised in these plans are reported regularly to authorities based on the Company’s commitments made through resolutions that approve different SQM projects. For the specific case of the Salar de Atacama, the Company has implemented an online platform (www.sqmsenlinea.com), which enables any person to access all the environmental information compiled by the Company in keeping with its commitments.
In this context, the Company maintains environmental monitoring across the systems where it operates, which is supported by numerous studies that integrate diverse scientific efforts from prestigious research centers on a national and international level, such as the Spanish National Research Council (CSIC) and the Universidad Católica del Norte.
27.2    Detailed information on disbursements related to the environment
The cumulative disbursements by the Company and its subsidiaries as of March 31, 2025, on investment projects associated with environmental issues that affect production processes and verify compliance with regulations and laws governing industrial processes and facilities total ThUS$ 8,464. The principal environmental expenses are as follows:
- Environmental departments 65%: Implementation of environmental commitments related to projects approved in the SEIA and development of new projects.
- Other environmental expenses 35%: Expenses associated with standardization, procedures, consultancy and compliance with business programs that minimize its effects on the environment.

Notes to the Consolidated Interim Financial Statements
March 31, 2025
The main disbursements for the years by subsidiary and project are as follows:

Parent Company or Subsidiary	Project	Disbursement description	Reason for Disbursement	Asset / Expense	Amount disbursed during the year ended March 31, 2025	Amount disbursed during the year ended December 31, 2024	Future amount to be disbursed	Exact or Estimated Date of Disbursement

Miscellaneous	Environment - Operating Area	Environment - Operating Area	Not classified	Expense	5,460	20,565	23,913	12-31-2025
SQM S.A.	01-F000100 - EIA Pampa Blanca Maritime Project	EIA Pampa Blanca Maritime Project	Environmental processing	Expense	-	45	-	06-30-2025
SQM S.A.	01-F000300 - Reopening of the Pampa Blanca Project - Iodide Plant	The project consists of the reopening of the Pampa Blanca iodide plant.	Sustainability: Environment and Risk Prevention	Assets	3	943	-	06-30-2025
SQM S.A.	01-F001300 - EIA Seawater Impulsion System (SIAM PB).	EIA Seawater Impulsion System (SIAM PB).	Environmental processing	Assets	142	1,173	3,384	12-31-2026
SQM S.A.	01-I028200 - EIA Llamara	The project consists of the preparation and processing of the Environmental Impact Study for Llamara.	Environmental processing	Expense	-	165	-	06-30-2025
SQM S.A.	01-I028300 - Implementation PDC 2019 - Llamara sanction process	The project involves the implementation of actions committed in the PDC. The implementation considers consulting with consultants (legal, hydrogeological and in processing with PDC), studies and additional follow-up	Sustainability: Environment and Risk Prevention	Expense	1	2	342	12-31-2025
SQM S.A.	01-I039700 - Adapting tanks for hazardous substances NV	The project involves constructing a new NV warehouse, in accordance with the Hazardous Substances Regulation DS 43	Environmental processing	Assets	-	6	1	12-31-2025
SQM S.A.	01-I050900 - Responsible Behavior	The project involves improving the NV Iodine plant sectors aligned with the CR principles in each of the principles that this requires (safety, environment, waste)	Sustainability: Environment and Risk Prevention	Expense	-	4	4	12-31-2025
SQM S.A.	01-I054700 - Implementation of Sustainability Project (Storm petrel protection)	The project consists of taking an inventory of the lights installed at the Nueva Victoria e Iris site with experts and design a program to replace the current lights with those recommended to prevent petrel fatalities	Sustainability: Environment and Risk Prevention	Assets	-	14	425	12-31-2026
SQM S.A.	01-I054800 - Implementation of Tente en el Aire Project’s environmental commitments	The environmental commitments set out in the project correspond to the application of bischofite on access roads to the locality of Colonia Pintados, improvements to livestock corrals and water troughs in Bellavista, support for cultural activities, Bellavista and Colonia Pintados livestock, and other actions.	Sustainability: Environment and Risk Prevention	Expense	38	5,598	297	12-31-2025
Subtotal					5,644	28,515	28,366

Notes to the Consolidated Interim Financial Statements
March 31, 2025

Parent Company or Subsidiary	Project	Disbursement description	Reason for Disbursement	Asset / Expense	Amount disbursed during the year ended March 31, 2025	Amount disbursed during the year ended December 31, 2024	Future amount to be disbursed	Exact or Estimated Date of Disbursement

SQM S.A.	01-I063800 - SO2 gas abatement in NV plant	SO2 gas abatement in NV plant to reduce emissions by 61%.	Sustainability: Environment and Risk Prevention	Assets	-	48	-	06-30-2025
SQM S.A.	01-I066300 - Self-contained electrical back-up for Puquios de Llamara power system	Self-contained electrical back-up for Puquios de Llamara power system	Sustainability: Environment and Risk Prevention	Assets	-	48	3	09-30-2025
SQM S.A.	01-I067800 - Construction of injection wells at Llamara	Construct 4 new injection wells, 3 at Puquio N4 and 1 at Puquio N2.	Sustainability: Environment and Risk Prevention	Assets	40	35	1	12-31-2025
SQM S.A.	01-I075800 - Liquid SO2 piloting in Stripping Plant 3 NV.	Liquid SO2 piloting in Stripping Plant 3 NV.	Sustainability: Environment and Risk Prevention	Assets	-	482	36	12-31-2025
SQM S.A.	01-I080400 -Double scrubber tests Plant 3 NV.	Double scrubber tests Plant 3 NV.	Sustainability: Environment and Risk Prevention	Assets	-	189	-	06-30-2025
SQM S.A.	01-I080900 - Humberstone deposit.	Humberstone deposit.	Sustainability: Environment and Risk Prevention	Assets	-	-	100	12-31-2025
SQM S.A.	01-P010300 - Adapting tanks for hazardous substances PV	The project involves improving the hazardous substances pond facilities at PV, in accordance with the Adaptation Plan for Hazardous Substances Regulation DS 43.	Environmental processing	Assets	5	17	10	12-31-2025
SQM S.A.	01-P010400 - Adapting dispatch warehouse PV	The project involves adapting the PV warehouse, in accordance with the Hazardous Substances Regulation DS 43.	Environmental processing	Assets	-	-	4	12-31-2025
SIT S.A.	03-T012900 - Reinforced Concrete Walls in Fields 6 and 12	Undertake all civil works necessary to elevate the outside wall of field 6 to 2.1 meters to prevent product seepage between piles.	Sustainability: Environment and Risk Prevention	Assets	9	-	-	06-30-2025
SQM Industrial S.A.	01-I082500 - Implementation of environmental commitments EIA Llamara, year 2024.	Implementation of environmental commitments EIA Llamara, year 2024.	Sustainability: Environment and Risk Prevention	Assets	97	-	659	12-31-2025
SQM Industrial S.A.	04-A014700 - Analytical Development Equipment 2024.	Analytical Development Equipment 2024.	Sustainability: Environment and Risk Prevention	Assets	-	43	-	06-30-2025
SQM Industrial S.A.	04-F000200 - Pampa Blanca Project Reopening – Mining/Conveyors	The project includes the reconstruction and repair of the Mine Operations Centers that treat the leaching process solutions, install the conveyor solutions at the Pampa Blanca site.	Sustainability: Environment and Risk Prevention	Assets	-	176	-	06-30-2025
Subtotal					151	1,038	813

Notes to the Consolidated Interim Financial Statements
March 31, 2025

Parent Company or Subsidiary	Project	Disbursement description	Reason for Disbursement	Asset / Expense	Amount disbursed during the year ended March 31, 2025	Amount disbursed during the year ended December 31, 2024	Future amount to be disbursed	Exact or Estimated Date of Disbursement

SQM Industrial S.A.	04-F001000 - PB commitments and regularization	Obtaining sectoral permits for PB site	Environmental processing	Expense	27	32	60	12-31-2025
SQM Industrial S.A.	04-G000700 - Pampa Orcoma Seawater Impulsion	Develop a 400 l/s seawater impulsion system for Pampa Orcoma.	Sustainability: Environment and Risk Prevention	Assets	-	5,475	-	03-31-2025
SQM Industrial S.A.	04-I055800 - Elena 13 Energy Modificaton	The project consists of removing power lines and posts.	Sustainability: Environment and Risk Prevention	Assets	-	73	56	12-31-2025
SQM Industrial S.A.	04-I080800 - Implementation of environmental commitments, Tente en el Aire Project 2024-2025.	Implementation of environmental commitments, Tente en el Aire Project 2024-2025.	Sustainability: Environment and Risk Prevention	Assets	448	2,040	1,311	12-31-2026
SQM Industrial S.A.	04-I082700 - Construction of TEA Solar Evaporation Ponds.	Construcción Pozas de Evaporación Solar TEA.	Sustainability: Environment and Risk Prevention	Assets	-	582	-	06-30-2025
SQM Industrial S.A.	04-J013500 - Handling of equipment associated with PCBs	This project consists of dealing with all the oils and components that contain 50ppm or more of Polychlorobiphenyls (PCB) by 2025 at the latest.	Sustainability: Environment and Risk Prevention	Assets	-	-	276	12-31-2025
SQM Industrial S.A.	04-J015800 - Other 2019 industry regularizations	The project will prepare and process sectorial permits for favorable reports to construct in Coya Sur (CS).	Sustainability: Environment and Risk Prevention	Expense	1	39	-	06-30-2025
SQM Industrial S.A.	04-J022700 - DIA integration of Coya Sur site	The project consists of the preparation and processing of an Environmental Impact Declaration (DIA) to extend the useful life of the NPT2 plant and incorporate fuel with KNO3. Prepare and process a DIA for the expansion and updating of Coya Sur.	Sustainability: Environment and Risk Prevention	Expense	2	149	178	12-31-2025
SQM Industrial S.A.	04-J022800 - Light pollution adjustment (DS 43) INDUSTRIAL	The project considers the installation and standardization of Coya Sur and María Elena lighting fixtures.	Sustainability: Environment and Risk Prevention	Assets	124	324	163	12-31-2025
SQM Industrial S.A.	04-J023700 - Regularization Hazardous Substances Decree SQM Industrial	The project involves improving the hazardous substance pond facilities at CS and improvements to the hazardous substance storage facilities at CS and ME, in accordance with the Adaptation Plan for Hazardous Substances Regulation DS 43	Environmental processing	Assets	-	20	-	06-30-2025
Subtotal					602	8,734	2,044

Notes to the Consolidated Interim Financial Statements
March 31, 2025

Parent Company or Subsidiary	Project	Disbursement description	Reason for Disbursement	Asset / Expense	Amount disbursed during the year ended March 31, 2025	Amount disbursed during the year ended December 31, 2024	Future amount to be disbursed	Exact or Estimated Date of Disbursement

SQM Industrial S.A.	04-J028700 Implementation of electromobility pilot project for the transportation of people	A light electric vehicle pilot project to compile experiences and gather operational data and strategic designs to determine the requirements for a future implementation of a vehicle fleet. Control of variables including autonomy, charge times, vehicle wear and tear, user experience and driving safety.	Sustainability: Environment and Risk Prevention	Assets	-	3	66	12-31-2025
SQM Industrial S.A.	04-J031700 - Standardization of Prilling and Drying Plant as per DS-43 and RCA	Switching of lights in the prilling and drying plants to comply with DS43 requirements.	Sustainability: Environment and Risk Prevention	Assets	-	52	7	12-31-2025
SQM Industrial S.A.	04-J039600 - Energy Efficiency in CS - Audits, Energy Performance Measurement and Studies.	Energy Efficiency in CS - Audits, Energy Performance Measurement and Studies.	Sustainability: Environment and Risk Prevention	Expense	-	8	329	12-31-2026
SQM Industrial S.A.	04-J040700 - Historical waste management NY.	Historical waste management NY.	Sustainability: Environment and Risk Prevention	Assets	54	76	1,665	12-31-2027
SQM Industrial S.A.	04-S035500 - Field and Prefeasibility Studies Green NH3 Project	FEL 1 profile study for ThUS$200, field studies for ThUS$75 and a prefeasibility study for an estimated amount of ThUS$250	Environmental processing	Assets	6	558	11	12-31-2025
SQM Nitratos S.A.	12-F000400 - Reopening of Pampa Blanca Project - Mine workshop	The project involves of the reopening the mine facilities of the mining project.	Sustainability: Environment and Risk Prevention	Assets	-	77	-	06-30-2025
SQM Nitratos S.A.	12-I061800 - Construction of RINP Waste Collection Sites	The project will commission two non-hazardous waste collection sites, one at the TEA Mine and the other at Entorno Nueva Victoria.	Sustainability: Environment and Risk Prevention	Assets	-	34	15	12-31-2025
SQM Nitratos S.A.	12-I079600 - Implementation of Archaeological Measures 2024.	Implementation of Archaeological Measures 2024.	Environmental processing	Assets	380	2,438	8	12-31-2025
Orcoma Spa	16-I039100 - Sectoral Permits and compliance EIA Orcoma Project	The project consists of obtaining sectoral and environmental sectoral permits for the Orcoma Project.	Environmental processing	Expense	4	65	-	06-30-2025
Subtotal					444	3,311	2,101

Notes to the Consolidated Interim Financial Statements
March 31, 2025

Parent Company or Subsidiary	Project	Disbursement description	Reason for Disbursement	Asset / Expense	Amount disbursed during the year ended March 31, 2025	Amount disbursed during the year ended December 31, 2024	Future amount to be disbursed	Exact or Estimated Date of Disbursement

SQM Salar SpA	19-A014900 - M1 and lithium chemical plant digitalization	M1 and lithium chemical plant digitalization	Sustainability: Environment and Risk Prevention	Expense	624	2,212	44	06-01-2025
SQM Salar SpA	19-C012800 - Capture of CO2	This project consists of taking advantage of CO2 emissions for the production and/or purification of Lithium Carbonate.	Sustainability: Environment and Risk Prevention	Assets	6	866	31	12-31-2025
SQM Salar SpA	19-C013700 - Thermosolar plant study	This project consists of evaluating thermal solar energy use in VPOPL operations as a replacement to fossil fuels.	Sustainability: Environment and Risk Prevention	Expense	-	-	18	09-30-2025
SQM Salar SpA	19-C014600 - Support and Improvements to Plant Electrical Circuits and Lighting	The project consists of improving lighting in the Lithium Carbonate plant, improving electrical circuits, updating them and improving the lights.	Sustainability: Environment and Risk Prevention	Assets	-	5	54	06-30-2025
SQM Salar SpA	19-C016500 - Pond flowmeters and levels	This project takes responsibility for an opportunity to improve the speed of data analysis and efficiency in decision-making.	Sustainability: Environment and Risk Prevention	Assets	-	23	52	06-30-2025
SQM Salar SpA	19-C018500 - PCA maintenance	PCA maintenance	Sustainability: Environment and Risk Prevention	Assets	16	-	29	12-31-2025
SQM Salar SpA	19-C018600 - Facility Improvements, Automation and control	The project will automate the control systems for monitoring the Lithium Carbonate plant.	Sustainability: Environment and Risk Prevention	Assets	1	8	-	06-30-2025
SQM Salar SpA	19-C023000 - Structural modification and compliance with standard DS43	Comply with DS43 through structural modifications and union of both warehouses, installation of new ventilation points, certifications and engineering at the Carmen Chemical Plant	Environmental processing	Assets	-	-	13	06-30-2025
SQM Salar SpA	19-C023500 - Compliance with standard DS594 - Li2CO3 and modification of PT construction	Comply with DS594 through structural modifications that allow the facilities to provide the sanitary conditions to support the increase in staffing at the El Carmen Lithium Chemical Plant.	Sustainability: Environment and Risk Prevention	Assets	-	114	-	06-30-2025
SQM Salar SpA	19-C023800 - Installation and structural adaptations L3 - DS43	Comply with DS43 through structural, electrical and access modifications and the creation of rack support for satellite carts at the Carmen Chemical Plant.	Sustainability: Environment and Risk Prevention	Assets	-	123	2	12-31-2025
SQM Salar SpA	19-C024200 - Water and energy meters - pilot plants	Water and energy meters - pilot plants	Sustainability: Environment and Risk Prevention	Assets	-	64	-	03-31-2025
Subtotal					647	3,415	243

Notes to the Consolidated Interim Financial Statements
March 31, 2025

Parent Company or Subsidiary	Project	Disbursement description	Reason for Disbursement	Asset / Expense	Amount disbursed during the year ended March 31, 2025	Amount disbursed during the year ended December 31, 2024	Future amount to be disbursed	Exact or Estimated Date of Disbursement

SQM Salar SpA	19-C026700 - Implementation of L1-L2-L3 LiOH flowmeters	Implementation of L1-L2-L3 LiOH flowmeters	Sustainability: Environment and Risk Prevention	Assets	-	311	59	09-30-2025
SQM Salar SpA	19-L024200 - Environmental and Operational Risk Analysis Study of Salar de Atacama	Environmental and Operational Risk Analysis Study of Salar de Atacama	Sustainability: Environment and Risk Prevention	Expense	-	-	29	06-30-2025
SQM Salar SpA	19-L025300 - Compliance with	The regularization of the potable water system and the sewage disposal of the sewage disposal system	Sustainability: Environment and Risk Prevention	Assets	213	26	-	03-31-2025
SQM Salar SpA	19-L031300 - Global FM Compliance for Maintenance Area	This considers generating protection and backup systems to ensure reliable operation of medium voltage equipment.	Environmental processing	Assets	-	11	37	12-31-2025
SQM Salar SpA	19-L035200 - Environmental and personal risk prevention	Environmental and personal risk prevention	Sustainability: Environment and Risk Prevention	Assets	13	45	-	06-30-2025
SQM Salar SpA	19-L035600 - Energize the P reservoir wells with a medium voltage supply	This project will migrate from using generators to supply electricity, to using a medium voltage supply that can continuously support the wells.	Sustainability: Environment and Risk Prevention	Assets	-	23	-	03-31-2025
SQM Salar SpA	19-L042400 - SdA Sustainability - Solar Energy	The project will install solar systems, renewable energy systems and reduce consumption by implementing energy efficiency systems.	Sustainability: Environment and Risk Prevention	Assets	-	-	3	06-30-2025
SQM Salar SpA	19-L042900 - Organization, Removal and Cleaning of SdA Industrial Waste Deposit	Organization, Removal and Cleaning of Salar de Atacama Industrial Waste Deposit.	Sustainability: Environment and Risk Prevention	Assets	-	-	190	12-31-2025
SQM Salar SpA	19-L045100 - Salt-brine interface position	Experimental testing of a new method for determining the salt-brine interface position.	Sustainability: Environment and Risk Prevention	Expense	196	1	3	12-31-2025
SQM Salar SpA	19-L045400 - New DLE technologies	Monitor new direct lithium extraction (DLE) technologies that resolve the new challenges and demands, which include solvent extraction, ion exchange, adsorption and nanofiltration	Environmental processing	Assets	1	41	360	12-31-2025
Subtotal					423	458	681

Notes to the Consolidated Interim Financial Statements
March 31, 2025

Parent Company or Subsidiary	Project	Disbursement description	Reason for Disbursement	Asset / Expense	Amount disbursed during the year ended March 31, 2025	Amount disbursed during the year ended December 31, 2024	Future amount to be disbursed	Exact or Estimated Date of Disbursement

SQM Salar SpA	19-L045600 - Brine Water Reclamation Project Phase II	Design, build and operate a pilot plant that uses solar energy to evaporate SQM brine, which can recover at least 90% of the evaporated water and comply with the chemical specifications that apply to the water and the concentrated brine	Environmental processing	Assets	-	-	382	12-31-2025
SQM Salar SpA	19-L046700 - Industrial waste management and peripheral cleaning of storage RI SdA	Manage the tire removal contract for disposal at sites authorized by resolution. Provide machines to clean the waste storage periphery and keep it in suitable environmental condition	Sustainability: Environment and Risk Prevention	Expense	-	251	7	06-30-2025
SQM Salar SpA	19-L046800 - Transfer of non-hazardous material to waste dump using boom truck	Provide a boom truck service to remove non-hazardous industrial waste from generating areas.	Sustainability: Environment and Risk Prevention	Expense	-	215	-	06-30-2025
SQM Salar SpA	19-L047700 - Expansion of the Salar de Atacama Interplant camp	Expansion of the Salar de Atacama Interplant camp	Sustainability: Environment and Risk Prevention	Assets	1	80	1,151	12-31-2025
SQM Salar SpA	19-L048200 - Lithium mitigation project	Over 10,000 native trees would be needed to mitigate the emissions generated by transport between the Salar de Atacama and the El Carmen Chemical Plant. These trees would help absorb and offset CO2 emissions and reduce the environmental impact of this transport.	Environmental processing	Expense	-	113	-	06-30-2025
SQM Salar SpA	19-L048500 - Andino paddle courts	Provide the Andean camp with 2 paddle tennis courts	Sustainability: Environment and Risk Prevention	Assets	-	-	4	06-30-2025
SQM Salar SpA	19-L048600 - Andean camp electrical certification	Modify the electrical system for the penultimate stage of the blocks to achieve SEC certification	Environmental processing	Expense	-	-	32	06-30-2025
SQM Salar SpA	19-L052900 - VFD (variable frequency drive) installation to wells and SSDD with PS or direct start	VFD (variable frequency drive) installation to wells and SSDD with PS or direct start	Sustainability: Environment and Risk Prevention	Assets	22	292	166	12-31-2025
SQM Salar SpA	19-L053600 - Semi-trailer with electric water tank	Semi-trailer with electric water tank	Sustainability: Environment and Risk Prevention	Assets	-	185	-	03-31-2025
SQM Salar SpA	19-S013400 - Online monitoring	The project involves showing information online regarding extractions and reinjections from the Salar. Additionally, it includes biotic and hydrogeological information to show authorities and the community the actions implemented by SQM for the environmental variable it has committed to.	Sustainability: Environment and Risk Prevention	Expense	-	12	-	06-30-2025
Subtotal					23	1,148	1,742

Notes to the Consolidated Interim Financial Statements
March 31, 2025

Parent Company or Subsidiary	Project	Disbursement description	Reason for Disbursement	Asset / Expense	Amount disbursed during the year ended March 31, 2025	Amount disbursed during the year ended December 31, 2024	Future amount to be disbursed	Exact or Estimated Date of Disbursement

SQM Salar SpA	19-S016500 - Incorporation of Artificial Intelligence prediction models	Incorporation of Artificial Intelligence prediction models	Sustainability: Environment and Risk Prevention	Assets	-	-	7	06-30-2025
SQM Salar SpA	19-S021500 - SK Improvements -1300 2021	The project includes improvements to practices and reportability under the SK-1300 international standard to maintain the standard for audits and to fulfill annual SEC requirements	Environmental processing	Expense	-	1	3	12-31-2025
SQM Salar SpA	19-S024200 - LCA Lithium Upgrade	The project consists of developing an LCA to understand the water footprint, considering the need to validate this information with third parties.	Sustainability: Environment and Risk Prevention	Expense	-	-	28	06-30-2025
SQM Salar SpA	19-S024700 - Development of tool for monthly meteorological data reporting committed in the community development plan	Development of tool for monthly meteorological data reporting committed in the community development plan	Sustainability: Environment and Risk Prevention	Expense	-	-	50	06-30-2025
SQM Salar SpA	19-S025600 - Maintenance workshop and warehouse infrastructure improvements project - ISO 14:001 2015 standardization	Maintenance workshop and warehouse infrastructure improvements project - ISO 14:001 2015 standardization	Sustainability: Environment and Risk Prevention	Assets	39	13	-	06-30-2025
SQM Salar SpA	19-S036200 - Tilopozo studies and analysis of variables	Tilopozo studies and analysis of variables	Sustainability: Environment and Risk Prevention	Assets	-	61	49	12-31-2025
SQM Salar SpA	19-S037800 - Sustainability Fund 2024	Miscellaneous expenses related to the development of projects in the area of Sustainability in 2024.	Sustainability: Environment and Risk Prevention	Expense	-	459	1,596	12-31-2025
SQM Salar SpA	19-C035100 - Detail engineering and construction and recovery of heat dryers	Detail engineering and construction and recovery of heat dryers	Sustainability: Environment and Risk Prevention	Assets	-	-	160	12-31-2026
SQM Salar SpA	19-C039200 - Purchase and installation of automatic sifting machine	Purchase and installation of automatic sifting machine	Sustainability: Environment and Risk Prevention	Assets	491	-	949	12-31-2025
Subtotal					530	534	2,842
Total					8,464	47,153	38,832

Notes to the Consolidated Interim Financial Statements
March 31, 2025

Note 28     Events occurred after the reporting date
26
27
28
28.1 Authorization of the financial statements
The consolidated financial statements of the Company and its subsidiaries, prepared in accordance with IAS for the year ended March 31, 2025 were approved and authorized for issue by the Board of Directors on May 27, 2025.
28.2    Disclosures on events occurring after the reporting date

a)Con On May 27, 2025, Director Gonzalo Guerrero Yamamoto and Director Patricio Contesse Fica resigned as Chairman and Vice-Chairman of the Board of Directors, respectively. In an ordinary session, the board elected Director Gina Ocqueteau Tacchini as Chairman of the Board and Director Gonzalo Guerrero Yamamoto as Vice-Chairman.

Management is not aware of any significant events that occurred between March 31, 2025 and the date of issuance of these consolidated financial statements that may significantly affect them.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
CHEMICAL AND MINING COMPANY OF CHILE INC.
(Registrant)

Date: June 12, 2025                             /s/ Gerardo Illanes
By: Gerardo Illanes
CFO

Persons who are to respond to the collection of information contained SEC 1815 (04-09) in this form are not required to respond unless the form displays currently valid OMB control number.